   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2001.
                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------

                      PRAECIS PHARMACEUTICALS INCORPORATED

             (Exact name of registrant as specified in its charter)

           DELAWARE                          2834                         04-3200305
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
     of incorporation or         Classification Code Number)         Identification No.)
        organization)

                              ONE HAMPSHIRE STREET
                      CAMBRIDGE, MASSACHUSETTS 02139-1572
                                 (617) 494-8400

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                            MALCOLM L. GEFTER, PH.D.
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                              ONE HAMPSHIRE STREET
                      CAMBRIDGE, MASSACHUSETTS 02139-1572
                                 (617) 494-8400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

             KENT A. COIT, ESQ.                                KATHRYN I. MURTAGH, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                    GOODWIN, PROCTER & HOAR LLP
              ONE BEACON STREET                                     EXCHANGE PLACE
         BOSTON, MASSACHUSETTS 02108                          BOSTON, MASSACHUSETTS 02109
               (617) 573-4800                                       (617) 570-1000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                         PROPOSED MAXIMUM          PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF           AMOUNT TO            OFFERING PRICE              AGGREGATE               AMOUNT OF
 SECURITIES TO BE REGISTERED       BE REGISTERED           PER SHARE(1)           OFFERING PRICE(1)       REGISTRATION FEE
Common Stock, $.01 par value
  per share...................       6,325,000                $25.22                 $159,516,500              $39,880

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act, and based upon the average of the high and low prices of PRAECIS common stock on January 19, 2001, as reported on the Nasdaq National Market.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED JANUARY 26, 2001
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                5,500,000 SHARES

                                     [LOGO]

                      PRAECIS PHARMACEUTICALS INCORPORATED
                                  COMMON STOCK
                             $           PER SHARE

                                   ---------

    We are selling all of the shares of common stock in this offering. We have granted the underwriters an option to purchase up to 825,000 additional shares of common stock to cover over-allotments.

    Our common stock is quoted on the Nasdaq National Market under the symbol "PRCS." The last reported sale price of our common stock on the Nasdaq National Market on January 24, 2001 was $28.13 per share.

                                 --------------

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                                    PER SHARE           TOTAL
                                                                   -----------       -----------
Public Offering Price                                              $                 $
Underwriting Discount                                              $                 $
Proceeds to PRAECIS (before expenses)                              $                 $

    The underwriters expect to deliver the shares to purchasers on or about
         , 2001.

                                 --------------

SALOMON SMITH BARNEY

                  CREDIT SUISSE FIRST BOSTON

                                     CIBC WORLD MARKETS

          , 2001

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................         3
Risk Factors................................................         9
Information Regarding Forward-Looking Statements............        20
Use of Proceeds.............................................        21
Price Range of Common Stock.................................        21
Dividend Policy.............................................        22
Capitalization..............................................        22
Dilution....................................................        23
Selected Financial Data.....................................        24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................        26
Business....................................................        34
Management..................................................        57
Relationships and Related Party Transactions................        66
Principal Stockholders......................................        67
Description of Capital Stock................................        69
Shares Eligible for Future Sale.............................        76
Underwriting................................................        78
Legal Matters...............................................        80
Experts.....................................................        80
Where You Can Find More Information.........................        80
Index to Financial Statements...............................       F-1

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THIS OFFERING. THEREFORE, YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES.

OUR COMPANY

    We are a drug discovery and development company with a lead product, abarelix depot, for the treatment of prostate cancer. In December 2000, we submitted to the FDA a new drug application, or NDA, for abarelix depot for the treatment of prostate cancer. The FDA has informed us that it has accepted and filed our NDA and that it has granted the filing priority review. We intend to commercialize abarelix depot globally with our collaborators, Amgen Inc. and Sanofi-Synthelabo S.A. We believe that abarelix depot, formulated in our proprietary drug delivery system known as Rel-Ease, which allows abarelix to be administered once every four weeks, works in a unique way that will allow this drug to compete successfully in the worldwide market for hormonal prostate cancer drugs. According to IMS Health's Global Services' Midas database, this market was approximately $2.4 billion in 1999.

    We are also developing abarelix depot for the treatment of women with diseases that respond to a reduction of the female hormone estrogen, such as endometriosis. We believe that patients suffering from endometriosis are largely untreated and that abarelix depot will fulfill a significant unmet need. Endometriosis is a painful, long-lasting condition affecting an estimated
5.5 million females in the United States and Canada. We have demonstrated the potential usefulness of abarelix depot in a phase I/II study for the treatment of endometriosis, and we believe that abarelix depot will expand the existing market for drugs to treat endometriosis. A phase II/III clinical study of abarelix depot for the treatment of endometriosis is ongoing. Patient enrollment is complete in this study, with 365 patients enrolled. An interim analysis of the study results is currently in progress. We and Amgen will determine the timing of the next pivotal trial of abarelix for the treatment of endometriosis following meetings with the FDA.

    We are also developing Apan, our drug for the treatment of Alzheimer's disease, which affects more than four million Americans. Apan treats what we and others believe to be the underlying cause of Alzheimer's disease, rather than the symptoms. We have demonstrated in preclinical studies that Apan is able to mobilize beta-amyloid in the brains of transgenic mice, and, based on these studies, we believe that Apan may be facilitating the clearance of beta-amyloid. In December 2000, we filed with the FDA an investigational new drug application, or IND, for Apan. We expect to begin clinical trials with Apan during the first quarter of 2001.

    Given the significant clinical and market opportunity in treating back pain, we licensed Latranal, a proprietary topical composition that we are developing for the relief of localized muscle, tendon or neuropathic related pain. In January 2001, we initiated a phase II clinical study of Latranal. We intend to enroll 300 patients suffering from chronic lower back pain in this randomized, placebo controlled study and expect to have interim results of the study during the third quarter of 2001.

    Our proprietary drug discovery technology called Ligand Evolution to Active Pharmaceuticals, or LEAP, has been valuable in the development of our pipeline of product candidates. Because LEAP technology uses biological molecules as ligands, we believe it can be used to develop new drugs against virtually any disease target. LEAP was instrumental in the development of abarelix and Apan, and we are using it against targets in other disease areas, including oncology and inflammation. We also believe LEAP provides us with an opportunity to exploit the potential for drug discovery presented by new drug targets coming out of the Human Genome Project, a government sponsored, multi-institutional effort to determine the entire sequence of the DNA of human genes. We are collaborating with Human Genome Sciences, Inc. to use LEAP to discover, develop and commercialize compounds targeted to proprietary proteins that they have identified that are encoded in the genome. The first of these targets is CCR5, a human protein the AIDS virus uses to infect human cells.

    As noted above, our technology platform also includes Rel-Ease. We have demonstrated that Rel-Ease is useful for producing abarelix and other compounds in sustained release formulations. We hold a patent that covers the general application of this technology for a broad range of drugs. We intend to use our Rel-Ease technology to create improved formulations and produce sustained release formulations of approved drugs, as well as to formulate drugs we discover and develop using our LEAP technology.

OUR CORPORATE COLLABORATORS

    To date, we have entered into a number of corporate collaborations and licensing agreements for the discovery, development and commercialization of drug candidates. We have provided a brief description of these collaborations and licensing agreements below:

    - AMGEN. In March 1999, we entered into an agreement with Amgen for the research, development and commercialization of abarelix products in the United States, Canada, Japan and selected other countries. Amgen has agreed to pay us up to $25.0 million in signing and performance-based payments. Amgen also agreed to pay the first $175.0 million of all authorized costs and expenses Amgen or we incur associated with the research, development and commercialization of abarelix in the United States. Amgen fulfilled this initial $175.0 million funding commitment during the third quarter of 2000. Following Amgen's completion of this funding, we became responsible for one-half of all subsequent research and development and sales and marketing costs and expenses associated with the research, development and commercialization of abarelix products in the United States. In general, we will receive a transfer price and royalty based on an equal sharing of the profits from sales of abarelix products in the United States. In addition, our agreement with Amgen provides that, pursuant to definitive agreements to be mutually agreed, Amgen will provide us with a line of credit not to exceed $150.0 million through 2002, principally to fund our share of abarelix-related costs and expenses in the United States. To date, we have recognized approximately
      $115.6 million of revenues under the Amgen agreement.

    - SANOFI-SYNTHELABO. In May 1997, we entered into a license agreement with Synthelabo, now Sanofi-Synthelabo, for the development and commercialization of abarelix products in specific geographic areas including Europe, Latin America, the Middle East and various countries in Africa. Sanofi-Synthelabo agreed to pay us up to $64.6 million in signing and performance-based payments, $5.0 million of the costs and expenses for the development in the United States of abarelix products for prostate cancer, and approximately 25% of all United States costs and expenses for the development of abarelix products for endometriosis, uterine fibroids and any other products approved by a joint development committee. We will receive a share of the profits from the sale of abarelix products under the agreement. To date, we have recognized approximately $33.6 million of revenues under this agreement.

    - HUMAN GENOME SCIENCES. In January 2000, we entered into an agreement with Human Genome Sciences for the discovery, development and commercialization of compounds targeted to two proprietary proteins that Human Genome Sciences identified and that are encoded in the genome. Under the agreement, we will use our proprietary LEAP technology to discover and develop drugs for these targets. We and Human Genome Sciences will develop these drugs together and share equally in expenses and revenues.

    - PHARMACEUTICAL APPLICATIONS ASSOCIATES. In April 1999, we entered into a license agreement with Pharmaceutical Applications Associates LLC under which we have exclusive worldwide rights to develop and commercialize Latranal. We have agreed to pay for all costs associated with the development and commercialization of Latranal, and a performance fee if we proceed with a phase III clinical study. In addition, we have agreed to pay Pharmaceutical Applications Associates a royalty on net sales of Latranal products.

                                  THE OFFERING

Common stock offered by us......................  5,500,000 shares

Common stock outstanding after this offering....  47,784,199 shares

Use of proceeds.................................  For clinical trials of abarelix and other products, preclinical testing and expansion of our research
                                                  and development initiatives, sales and marketing
                                                  expenses, production of abarelix drug products,
                                                  completion of and movement into our new facility,
                                                  the acquisition of complementary businesses,
                                                  products or technologies, working capital and
                                                  general corporate purposes.

Nasdaq National Market symbol...................  PRCS

    The number of shares of common stock to be outstanding after this offering:

    - is based upon 42,284,199 shares of common stock outstanding as of December 31, 2000;

    - assumes no exercise of the underwriters' option to purchase up to 825,000 additional shares of common stock to cover over-allotments;

    - does not take into account 8,234,830 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2000, at a weighted average exercise price of $6.74 per share; and

    - does not take into account 404,445 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2000, at an exercise price of $12.88 per share.

                            ------------------------

    We were incorporated in Delaware in July 1993 under the name Pharmaceutical Peptides, Inc. In June 1997, we changed our name to PRAECIS PHARMACEUTICALS INCORPORATED. Our principal executive offices and primary research facilities are located at One Hampshire Street, Cambridge, Massachusetts 02139, and our telephone number is (617) 494-8400. Our Web site address is www.praecis.com. We do not, however, intend that our Web site be part of this prospectus.

                            ------------------------

    PRAECIS-TM-, Rel-Ease-TM-, LEAP-TM-, MASTRscreen-TM-, Latranal-TM- and Apan-TM- are trademarks or trade names of our company. This prospectus also contains trademarks, trade names and service marks of other companies, including Casodex-TM-, Leuprogel-TM-, Lupron Depot-TM- and Zoladex-TM-, which are the property of their respective owners.

                              RECENT DEVELOPMENTS

    On January 26, 2001, we announced our unaudited financial results for the three months and the year ended December 31, 2000, which are set forth below.

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           YEARS ENDED         THREE MONTHS ENDED
                                                          DECEMBER 31,            DECEMBER 31,
                                                      ---------------------   ---------------------
                                                        1999         2000       1999        2000
                                                      ---------    --------   ---------   ---------
Revenues:
  Corporate collaborations...................          $61,514     $ 61,189    $ 4,386    $ 34,882
                                                       -------     --------    -------    --------
    Total revenues...........................           61,514       61,189      4,386      34,882
Costs and expenses:
  Research and development...................           48,764       85,915      6,574      48,892
  Sales and marketing........................            2,601        6,444        554       3,778
  General and administrative.................            3,572        5,285        851       1,411
                                                       -------     --------    -------    --------
    Total costs and expenses.................           54,937       97,644      7,979      54,081
                                                       -------     --------    -------    --------
Operating income (loss)......................            6,577      (36,455)    (3,593)    (19,199)
Interest income, net.........................            4,473        7,819      1,265       2,122
                                                       -------     --------    -------    --------
Income (loss) before income taxes............           11,050      (28,636)    (2,328)    (17,077)
Provision (benefit) for income taxes.........            1,800          100       (370)         --
                                                       -------     --------    -------    --------
Net income (loss)............................          $ 9,250     $(28,736)   $(1,958)   $(17,077)
                                                       =======     ========    =======    ========

Net income (loss) per share:
  Basic......................................          $  1.51     $  (0.95)   $ (0.32)   $  (0.41)
                                                       =======     ========    =======    ========
  Diluted....................................          $  0.24     $  (0.95)   $ (0.32)   $  (0.41)
                                                       =======     ========    =======    ========
Weighted average number of common shares:
  Basic......................................            6,106       30,259      6,186      42,107
  Diluted....................................           37,849       30,259      6,186      42,107

Pro forma net income (loss) per share:
  Basic......................................          $  0.29     $  (0.74)   $ (0.06)   $  (0.41)
                                                       =======     ========    =======    ========
  Diluted....................................          $  0.24     $  (0.74)   $ (0.06)   $  (0.41)
                                                       =======     ========    =======    ========
Pro forma weighted average number of common
  shares:
  Basic......................................           31,714       38,794     31,794      42,107
  Diluted....................................           37,849       38,794     31,794      42,107

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Cash and cash equivalents...................................  $ 94,525   $132,207
Materials inventory.........................................    21,100         --
Other current assets........................................    18,663      8,211
Property and equipment, net and other long-term assets......     6,043     55,153
                                                              --------   --------
  Total assets..............................................  $140,331   $195,571
                                                              ========   ========
Advanced payments...........................................  $ 21,100   $     --
Other current liabilities...................................    26,968     24,685
Long-term liabilities.......................................     4,547     24,355
Total stockholders' equity..................................    87,716    146,531
                                                              --------   --------
  Total liabilities and stockholders' equity................  $140,331   $195,571
                                                              ========   ========

    Our net loss for 2000 compared to net income in 1999 was due primarily to expansion of our clinical programs during 2000. Our operating expenses rose 78%, or $42.7 million, compared with the prior year, driven by increased spending related to the clinical and commercial development of abarelix depot for the treatment of prostate cancer. Following the completion in the third quarter of Amgen's initial $175.0 million funding commitment, we became responsible for one-half of these costs. We also increased spending for the clinical development of abarelix depot for the treatment of endometriosis. Additionally, we continued to increase spending on our clinical development programs for Latranal and Apan, as well as on expansion of discovery research initiatives, and on personnel and compensation costs.

    Our increased net loss for the three months ended December 31, 2000 compared to the three months ended December 31, 1999 was due primarily to increased research and development and sales and marketing costs related to our abarelix program. As noted above, during the third quarter, we became responsible for one-half of these costs. Additionally, we continued to increase spending related to our clinical development programs for Latranal and Apan, expansion of discovery research initiatives, facilities relocation costs and personnel costs.

    At December 31, 2000, we had cash and cash equivalents of approximately $132.2 million, compared to approximately $94.5 million as of December 31, 1999. This increase was primarily due to our initial public offering in April 2000, in which we raised net proceeds of approximately $84.3 million. This increase in cash was offset by increased spending on clinical development expenses and the purchase and build out of our new corporate headquarters and principal research facilities in Waltham, Massachusetts.

                         SUMMARY FINANCIAL INFORMATION

                                                                                                NINE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                        ----------------------------------------------------   -------------------
                                          1995       1996       1997       1998       1999       1999       2000
                                        --------   --------   --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Corporate collaborations............  $    --    $    --    $15,118    $37,624    $61,514    $57,128    $ 26,307
  Contract services...................       --        876      2,615      1,943         --         --          --
                                        -------    -------    -------    -------    -------    -------    --------
    Total revenues....................       --        876     17,733     39,567     61,514     57,128      26,307
Costs and expenses:
  Research and development............    3,687      7,947     15,013     33,704     48,764     42,190      37,023
  Sales and marketing.................       --         --         --         --      2,601      2,047       2,666
  General and administrative..........    1,609      2,120      3,780      3,605      3,572      2,721       3,874
                                        -------    -------    -------    -------    -------    -------    --------
Operating income (loss)...............   (5,296)    (9,191)    (1,060)     2,258      6,577     10,170     (17,256)
Net income (loss).....................  $(5,099)   $(8,564)   $   204    $ 5,674    $ 9,250    $11,208    $(11,659)
                                        =======    =======    =======    =======    =======    =======    ========
Net income (loss) per share:
  Basic...............................  $ (1.59)   $ (2.62)   $  0.05    $  0.99    $  1.51    $  1.84    $  (0.44)
                                        =======    =======    =======    =======    =======    =======    ========
  Diluted.............................  $ (1.59)   $ (2.62)   $  0.01    $  0.16    $  0.24    $  0.30    $  (0.44)
                                        =======    =======    =======    =======    =======    =======    ========
Weighted average number of common shares:
  Basic...............................    3,199      3,263      4,446      5,738      6,106      6,079      26,281
  Diluted.............................    3,199      3,263     28,270     35,139     37,849     37,489      26,281
Pro forma net income (loss) per share:
  Basic..........................................................................   $  0.29    $  0.35    $  (0.31)
                                                                                    =======    =======    ========
  Diluted........................................................................   $  0.24    $  0.30    $  (0.31)
                                                                                    =======    =======    ========
Pro forma weighted average number of common shares:
  Basic..........................................................................    31,714     31,687      37,683
  Diluted........................................................................    37,849     37,489      37,683

    Pro forma basic and diluted net income per share have been calculated assuming the conversion of all previously outstanding shares of convertible preferred stock into common stock as if the stock had been converted immediately upon its issuance.

                                                                SEPTEMBER 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $146,378     $292,170
Working capital.............................................   138,534      284,326
Total assets................................................   239,423      385,215
Long-term debt..............................................    24,000       24,000
Total stockholders' equity..................................   162,911      308,703

    The as adjusted balance sheet data reflects the receipt and application of the net proceeds from the sale of the 5,500,000 shares of common stock offered by us at an assumed public offering price of $28.13 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK.

                         RISKS RELATING TO OUR BUSINESS

BECAUSE WE HAVE NOT YET MARKETED OR SOLD ANY OF OUR PRODUCTS AND ANTICIPATE SIGNIFICANT INCREASES IN OUR OPERATING EXPENSES OVER THE NEXT SEVERAL YEARS, WE MAY NOT BE PROFITABLE IN THE FUTURE

    We cannot assure you that we will be profitable in the future or, if we are profitable, that it will be sustainable. All of our potential products are in the research or development stage. We have not yet marketed or sold any of our products, and we may not succeed in developing and marketing any product in the future. To date, we have derived substantially all of our revenues from payments under our collaboration and license agreements and will continue to do so for at least the next several years. In addition, we expect to continue to spend significant amounts to continue clinical studies, obtain regulatory approval for our existing product candidates and expand our facilities. We also intend to spend substantial amounts to fund additional research and development for other products, enhance our core technologies, and for general and administrative purposes. As of September 30, 2000, we had an accumulated deficit of approximately $12.8 million. We expect that our operating expenses will increase significantly in the near term, primarily due to our obligations under the Amgen agreement following Amgen's fulfillment of its initial funding commitment during the third quarter of 2000, resulting in significant operating losses for 2000 and the next several years.

IF OUR CLINICAL TRIALS ARE NOT SUCCESSFUL, OR IF WE ARE OTHERWISE UNABLE TO OBTAIN AND MAINTAIN THE REGULATORY APPROVAL REQUIRED TO MARKET AND SELL OUR PRODUCTS, WE WOULD INCUR ADDITIONAL OPERATING LOSSES

    The development and sale of our products are subject to extensive regulation by governmental authorities. Obtaining and maintaining regulatory approval typically is costly and takes many years. Regulatory authorities, most importantly, the FDA, have substantial discretion to terminate clinical trials, delay or withhold registration and marketing approval in the United States, and mandate product recalls. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions as to our potential products or against us. Outside the United States, we can market a product only if we receive a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of, and in some cases, additional, risks associated with the FDA approval process we describe above.

    To gain regulatory approval from the FDA and foreign regulatory authorities for the commercial sale of any product, we must demonstrate the safety and efficacy of the product in clinical trials. If we develop a product to treat a long-lasting disease, such as cancer or Alzheimer's disease, we must gather data over an extended period of time. There are many risks associated with our clinical trials. For example, we may be unable to achieve the same level of success in later trials as we did in earlier ones. Additionally, data we obtain from preclinical and clinical activities are susceptible to varying interpretations that could impede regulatory approval. Further, some patients in our prostate cancer and Alzheimer's disease programs have a high risk of death, age-related disease or other adverse medical events not related to our products. These events may affect the statistical analysis of the safety and efficacy of our products.

    In addition, many factors could delay or result in termination of our ongoing or future clinical trials. For example, a clinical trial may experience slow patient enrollment or lack of sufficient drug supplies. Patients may experience adverse medical events or side effects, and there may be a real or perceived lack of effectiveness of the drug we are testing. Future governmental action or changes in

FDA policy may also result in delays or rejection of an application for marketing approval. Accordingly, we may not be able to obtain product registration or marketing approval for abarelix depot, our drug candidate for the treatment of prostate cancer and endometriosis, or for any of our other products, based on the results of our clinical trials, or regulatory approval may be conditioned upon significant labeling requirements which could adversely affect marketability of the product.

    If we obtain regulatory approval for a product, the approval will be limited to those diseases for which our clinical trials demonstrate the product is safe and effective. To date, none of our products have received regulatory approval for commercial sale. If we are delayed in obtaining or are unable to obtain regulatory approval to market our products, we may exhaust our available resources, including the net proceeds from our initial public offering, which we completed in May 2000, and the net proceeds from this offering, significantly sooner than we had planned. If this were to happen, we would need to raise additional funds to complete commercialization of our lead products and continue our research and development programs. We cannot assure you that we would be able to obtain these additional funds on favorable terms, if at all.

EVEN IF WE RECEIVE APPROVAL FOR THE MARKETING AND SALE OF OUR PRODUCTS, THEY MAY FAIL TO ACHIEVE MARKET ACCEPTANCE AND, ACCORDINGLY, MAY NEVER BE COMMERCIALLY SUCCESSFUL

    Many factors may affect the market acceptance and commercial success of any of our potential products, including:

    - the extent and success of our marketing and sales efforts, and, in particular, those of our collaborators, relating to the marketing and sales of abarelix products;

    - the timing of market entry as compared to competitive products;

    - the effectiveness of our products, including any potential side effects, as compared to alternative treatment methods;

    - the rate of adoption of our products by doctors and nurses and acceptance by the target population;

    - the product labeling or product insert required by the FDA for each of our products;

    - the competitive features of our products as compared to other products, including the frequency of administration of abarelix as compared to other products, and doctor and patient acceptance of these features;

    - the cost-effectiveness of our products and the availability of insurance or other third-party reimbursement, in particular Medicare, for patients using our products; and

    - unfavorable publicity concerning our products or any similar products.

    If our products are not commercially successful, we may never become profitable.

IF OUR STRATEGIC PARTNERS REDUCE, DELAY OR TERMINATE THEIR FINANCIAL SUPPORT, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP, MARKET, DISTRIBUTE OR SELL OUR PRODUCTS

    We depend upon our corporate collaborators, in particular Amgen and Sanofi-Synthelabo, to provide substantial financial support for developing our products. We also will rely on them in some instances to help us obtain regulatory approval for our products and to manufacture, market, distribute or sell our products. Despite our collaborative relationships, we have limited control over the amount and timing of resources that our corporate collaborators devote to our programs or potential products. For example, Amgen has final decision-making authority with regard to most of the abarelix program in the Amgen territory, and accordingly, we have limited control over decisions related to that program. Also, the availability of the $150.0 million line of credit that Amgen has agreed to provide us is subject to the execution of mutually acceptable definitive agreements which, for some borrowings thereunder, will include specified conditions relating to the sale of abarelix.

    In addition, our corporate collaborators may terminate our collaboration agreements in various circumstances. For example, in December 1998, we and Roche Products Inc. mutually terminated our agreement. We and each of Amgen and Sanofi-Synthelabo may mutually terminate our agreement, and, in addition:

    - Amgen and Sanofi-Synthelabo each may terminate its agreement with us if the results of any clinical trial of abarelix materially harms the product's commercial prospects;

    - Amgen may terminate its agreement with us at any time upon 90 days' prior written notice; and

    - Sanofi-Synthelabo may terminate its agreement with us if specified adverse events occur relating to our European patent applications or the related patents which may be issued covering abarelix or our Rel-Ease technology.

    We cannot assure you that any of our present or future collaborators will meet their obligations to us under the collaboration agreements. If a collaborator terminates its agreement with us or fails to perform, or delays performance of, its obligations, it could delay or prevent the development or commercialization of the potential product or research program. As a result, we could be forced to devote unforeseen additional resources to development and commercialization or to terminate one or more of our drug development programs. Due to increased operating costs and lost revenue associated with the termination of, or non-performance or delay of performance by a corporate collaborator under, a collaboration agreement, we could have to seek funds in addition to the net proceeds of both our initial public offering, which we completed in May 2000, and this offering, to meet our capital requirements. We cannot assure you that we would be able to raise the necessary funds or negotiate additional corporate collaborations on acceptable terms, if at all, and we may have to curtail or cease operations. For instance, if, following the termination of our agreement with Roche, we had been unable to enter into an alternative collaboration for the development and commercialization of our abarelix products in a timely manner, we likely would have needed to delay or cut back our programs for the development of abarelix or other drugs and raise additional funds through one or more equity financings prior to the time we had planned to do so, and possibly on less than favorable terms.

IF WE OR OUR CORPORATE COLLABORATORS FAIL TO DEVELOP AND MAINTAIN OUR RELATIONSHIPS WITH THIRD-PARTY MANUFACTURERS, OR IF THESE MANUFACTURERS FAIL TO PERFORM ADEQUATELY, WE MAY BE UNABLE TO COMMERCIALIZE OUR PRODUCTS

    Our ability to conduct clinical trials and commercialize our products will depend in part on our ability to manufacture, or arrange for third-party manufacture of, our products on a large scale, at a competitive cost and in accordance with regulatory requirements. We or our corporate collaborators must establish and maintain a commercial scale formulation and manufacturing process for each of our potential products for which we seek marketing approval. We, our corporate collaborators or third-party manufacturers may encounter difficulties with these processes at any time that could result in delays in clinical trials, regulatory submissions or in the commercialization of potential products.

    We have no experience in large-scale product manufacturing, nor do we have the resources or facilities to manufacture products on a commercial scale. We will continue to rely upon contract manufacturers and, in certain instances, our corporate collaborators, to produce abarelix and other compounds for preclinical, clinical and commercial purposes for a significant period of time. Either we or our corporate collaborators have manufacturing and supply agreements with third parties, and if these agreements are not satisfactory, we may not be able to develop or commercialize potential products as planned. The manufacture of our potential products will be subject to current good manufacturing practices regulations. Third-party manufacturers are subject to regulatory review and may fail to comply with these good manufacturing practices regulations. If we or our corporate collaborators need to replace our current third-party manufacturers, or contract with additional manufacturers, this would necessitate new product testing and facility compliance inspections. This testing and inspection is costly and time-consuming. Any of these factors could prevent, or cause delays in, obtaining regulatory approvals for, and the manufacturing, marketing or selling of, our products and could also result in significantly higher operating expenses.

    If we fail to meet our manufacturing and supply obligations under our agreements with either Amgen or Sanofi-Synthelabo, they may assume manufacturing responsibility under their agreements to the extent they do not already have this responsibility. In addition, if this occurs, we must pay Sanofi-Synthelabo its incremental costs of assuming manufacturing responsibility.

DUE TO OUR INEXPERIENCE AND OUR LIMITED SALES AND MARKETING STAFF, WE WILL DEPEND ON THIRD PARTIES TO SELL AND MARKET OUR PRODUCTS

    We have no experience in marketing or selling pharmaceutical products and have a limited marketing and sales staff. To achieve commercial success for any approved product, we must either develop a marketing and sales force or enter into arrangements with others to market and sell our products. We have granted Amgen and Sanofi-Synthelabo exclusive marketing and distribution rights for abarelix products in defined geographic locations. We have limited control over the decisions made by Amgen or Sanofi-Synthelabo or the resources they devote to the marketing and distribution of abarelix products in their respective territories. Moreover, our corporate collaborators may, subject to certain limitations with respect to Sanofi-Synthelabo, market products that compete with our products. Our marketing and distribution arrangements with Amgen and Sanofi-Synthelabo may not be successful, and we may not receive any revenues from these arrangements. Also, we cannot assure you that we will be able to enter into marketing and sales agreements on acceptable terms, if at all, for any other products.

BECAUSE WE DEPEND ON THIRD PARTIES TO CONDUCT LABORATORY TESTING AND HUMAN CLINICAL STUDIES AND ASSIST US WITH REGULATORY COMPLIANCE, WE MAY ENCOUNTER DELAYS IN PRODUCT DEVELOPMENT AND COMMERCIALIZATION

    We have contracts with a limited number of research organizations to design and conduct our laboratory testing and human clinical studies. If we cannot contract for testing activities on acceptable terms, or at all, we may not complete our product development efforts in a timely manner. To the extent we rely on third parties for laboratory testing and human clinical studies, we may lose some control over these activities. For example, third parties may not complete testing activities on schedule or when we request. In addition, these third parties may not conduct our clinical trials in accordance with regulatory requirements. The failure of these third parties to carry out their contractual duties could delay or prevent the development and commercialization of our products.

ALTERNATIVE TREATMENTS ARE AVAILABLE WHICH MAY IMPAIR OUR ABILITY TO CAPTURE MARKET SHARE FOR OUR PRODUCTS

    Alternative products exist or are under development to treat the diseases for which we are developing drugs. For example, the FDA has approved several drugs for the treatment of prostate cancer that respond to changes in hormone levels. Even if the FDA approves abarelix depot for commercialization for the treatment of prostate cancer, it may not compete favorably with existing treatments that already have an established market share. If abarelix depot does not achieve broad market acceptance as a drug for the treatment of prostate cancer, we may not become profitable.

WE COULD EXPERIENCE DELAYS IN THE RESEARCH, DEVELOPMENT OR COMMERCIALIZATION OF OUR PRODUCTS AS A RESULT OF CONFLICTS WITH OUR CORPORATE COLLABORATORS OR COMPETITION FROM THEM

    An important part of our strategy involves conducting proprietary research programs. We may pursue opportunities that conflict with our collaborators' businesses. Disagreements with our collaborators could develop over rights to intellectual property, including the ownership of technology co-developed with our collaborators. Our current or future collaborators could develop or market products in the future that compete with our products. This could diminish our collaborators' commitment to us, and reduce the resources they devote to developing and commercializing our products. For example, Sanofi-Synthelabo has recently entered into a collaboration agreement with Atrix Laboratories, Inc., under which Sanofi-Synthelabo will exclusively market Leuprogel, Atrix's product in development for the treatment of prostate cancer, in North America. If approved, Leuprogel is likely to compete with abarelix as a treatment for advanced stage prostate cancer.

    Conflicts or disputes with our collaborators, and competition from them, could harm our relationships with our other collaborators, restrict our ability to enter into future collaboration agreements and delay the research, development or commercialization of our products.

MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES THAN WE DO AND MAY BE ABLE TO DEVELOP AND COMMERCIALIZE PRODUCTS THAT MAKE OUR PRODUCTS AND TECHNOLOGIES OBSOLETE OR NON-COMPETITIVE

    A biotechnology company such as ours must keep pace with rapid technological change and faces intense competition. We compete with biotechnology and pharmaceutical companies for funding, access to new technology, research personnel and in product research and development. Many of these companies have greater financial resources and more experience than we do in developing drugs, obtaining regulatory approvals, manufacturing and marketing. We also face competition from academic and research institutions and government agencies pursuing alternatives to our products and technologies. We expect that all of our products under development will face intense competition from existing or future drugs.

    Our competitors may:

    - successfully identify drug candidates or develop products earlier than we do;

    - obtain approvals from the FDA or foreign regulatory bodies more rapidly than we do;

    - develop products that are more effective, have fewer side effects or cost less than our products; or

    - successfully market products that compete with our products.

    The success of our competitors in any of these efforts would adversely affect our ability to develop, commercialize and market our products.

IF WE ARE UNABLE TO OBTAIN AND ENFORCE VALID PATENTS, WE COULD LOSE ANY COMPETITIVE ADVANTAGE WE MAY HAVE

    Our success will depend in part on our ability to obtain patents and maintain adequate protection of our technologies and products. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode our competitive advantage. For example, if we lose our patent protection for abarelix, another party could produce and market abarelix in direct competition with us. Some foreign countries lack rules and methods for defending intellectual property rights and do not protect proprietary rights to the same extent as the United States. Many companies have had difficulty protecting their proprietary rights in foreign countries.

    Patent positions are sometimes uncertain and usually involve complex legal and factual questions. We can protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. To date, we own or have exclusively licensed nine issued United States patents. We have applied, and will continue to apply, for patents covering both our technologies and products as we deem appropriate. Others may challenge our patent applications or our patent applications may not result in issued patents. Moreover, any issued patents on our own inventions, or those licensed from third parties, may not provide us with adequate protection, or others may challenge the validity of, or seek to narrow or circumvent, these patents. Third-party patents may impair or block our ability to conduct our business. Additionally, third parties may independently develop products similar to our products, duplicate our unpatented products, or design around any patented products we develop.

IF WE ARE UNABLE TO PROTECT OUR TRADE SECRETS AND PROPRIETARY INFORMATION, WE COULD LOSE ANY COMPETITIVE ADVANTAGE WE MAY HAVE

    In addition to patents, we rely on a combination of trade secrets, confidentiality, nondisclosure and other contractual provisions, and security measures to protect our confidential and proprietary information. These measures may not adequately protect our trade secrets or other proprietary information. If they do not adequately protect our rights, third parties could use our technology, and we could lose any competitive advantage we may have. In addition, others may independently develop similar proprietary information or techniques, which could impair any competitive advantage we may have.

IF OUR TECHNOLOGIES, PROCESSES OR POTENTIAL PRODUCTS CONFLICT WITH THE PATENTS OF COMPETITORS, UNIVERSITIES OR OTHERS, WE COULD HAVE TO ENGAGE IN COSTLY LITIGATION AND BE UNABLE TO COMMERCIALIZE THOSE PRODUCTS

    Our technologies, processes or potential products may give rise to claims that they infringe other patents. A third party could force us to pay damages, to stop our use of the technologies or processes, or to stop our manufacturing or marketing of the affected products by bringing a legal action against us for infringement. In addition, a third party could require us to obtain a license to continue to use the technologies or processes or manufacture or market the affected products, and we may not be able to do so. We believe that significant litigation will continue in our industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our resources. Even if legal actions were meritless, defending a lawsuit could take significant time, be expensive and divert management's attention from other business concerns.

IF THIRD PARTIES TERMINATE OUR LICENSES, WE COULD EXPERIENCE DELAYS OR BE UNABLE TO COMPLETE THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS

    We license some of our technology from third parties. Termination of our licenses could force us to delay or discontinue some of our development and commercialization programs. For example, if Advanced Research and Technology Institutes, Inc., the assignee of Indiana University Foundation, terminated our abarelix license, we could have to discontinue development and commercialization of our abarelix products. We cannot assure you that we would be able to license substitute technology in the future. Our inability to do so could impair our ability to conduct our business because we may lack the technology, or the necessary rights to technology, required to develop and commercialize our potential products.

OUR REVENUES WILL DIMINISH IF WE FAIL TO OBTAIN ACCEPTABLE PRICES OR ADEQUATE REIMBURSEMENT FOR OUR PRODUCTS FROM THIRD-PARTY PAYORS

    The continuing efforts of government and third-party payors to contain or reduce the costs of health care may limit our commercial opportunity. If government and other third-party payors do not provide adequate coverage and reimbursement for our products, physicians may not prescribe them. If we are unable to offer physicians comparable or superior financial motivation to use our products, we may not be able to generate significant revenues. In some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that any of our collaborators or we receive for any products in the future. Further, cost control initiatives could impair or diminish our collaborators' ability or incentive to commercialize our products, and our ability to earn revenues from this commercialization.

    Our ability to commercialize pharmaceutical products, alone or with collaborators, may depend in part on the availability of reimbursement for our products from:

    - government and health administration authorities;

    - private health insurers; and

    - other third-party payors, including Medicare and Medicaid.

    We cannot predict the availability of reimbursement for newly approved health care products. Third-party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payors increasingly are limiting both coverage and the level of reimbursement for new drugs and, in some cases, refusing to provide coverage for a patient's use of an approved drug for purposes not approved by the FDA. Third-party insurance coverage may not be available to patients for any of our products.

WE MAY BE UNABLE TO SUBLEASE OUR CURRENT FACILITIES OR FIND SUITABLE TENANTS FOR A PORTION OF OUR NEW FACILITY

    We have exceeded the capacity of our current facilities, and recently purchased, through our wholly owned special purpose subsidiary, 830 Winter Street LLC, a new facility in Waltham, Massachusetts. In July 2000, we executed a 15-year lease with this subsidiary for our new facility. We intend to sublease a portion of our new facility to third-parties and expect to sublease our current facility. In addition, in connection with our move to the new facility, we intend to consolidate the Provid Research division with our Massachusetts operations and sublease our Provid facility located in New Jersey. We may not be able to find suitable sub-tenants to occupy these spaces in a timely manner, if at all. If we are unable to find suitable sub-tenants in a timely manner, we may experience greater than anticipated operating expenses in the future.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL SKILLED PERSONNEL, WE MAY BE UNABLE TO PURSUE OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS

    We depend substantially on the principal members of our management and scientific staff, including Malcolm L. Gefter, Ph.D., our Chief Executive Officer, President and Chairman of the Board. We do not have employment agreements with any of our executive officers. Any officer or employee can terminate his or her relationship with us at any time and work for one of our competitors. The loss of these key individuals could result in competitive harm because we could experience delays in our product research, development and commercialization efforts without their expertise.

    Recruiting and retaining qualified scientific personnel to perform future research and development work also will be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We compete with numerous companies and academic and other research institutions for experienced scientists. This competition may limit our ability to recruit and retain qualified personnel on acceptable terms. Failure to attract and retain qualified personnel would prevent us from successfully developing our products or core technologies and launching our products commercially. Our planned activities may require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. The inability to retain these personnel or to develop this expertise could result in delays in the research, development and commercialization of our potential products.

WE MAY HAVE SUBSTANTIAL EXPOSURE TO PRODUCT LIABILITY CLAIMS AND MAY NOT HAVE ADEQUATE INSURANCE TO COVER THOSE CLAIMS

    We may be held liable if any product we develop, or any product made by others using our technologies, causes injury. We have only limited product liability insurance coverage for our products in clinical trials. We intend to expand our product liability insurance coverage of any of our products for which we obtain marketing approval. However, this insurance may be prohibitively expensive or may not fully cover our potential liabilities. Our inability to obtain adequate insurance coverage at an acceptable cost could prevent or inhibit the commercialization of our products. If a third party sues us for any injury caused by products made by us or using our technologies, our liability could exceed our total assets.

WE USE HAZARDOUS CHEMICALS AND RADIOACTIVE AND BIOLOGICAL MATERIALS IN OUR BUSINESS AND ANY CLAIMS RELATING TO THE HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS COULD BE TIME CONSUMING AND COSTLY

    Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. The health risks associated with accidental exposure to abarelix include temporary impotence or infertility and harmful effects on pregnant women. Our operations also produce hazardous waste products. We cannot completely eliminate the risk of accidental contamination or discharge from hazardous materials and any resultant injury. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. Compliance with environmental laws and regulations is necessary and expensive. Current or future environmental regulations may impair our research, development or production efforts. We may be required to pay fines, penalties or damages in the event of noncompliance or the exposure of individuals to hazardous materials.

    Some of our collaborators also work with hazardous materials in connection with our collaborations. We have agreed to indemnify our collaborators in some circumstances against damages and other liabilities arising out of development activities or products produced in connection with these collaborations.

IF WE ENGAGE IN AN ACQUISITION, WE WILL INCUR A VARIETY OF COSTS AND MAY NEVER REALIZE THE ANTICIPATED BENEFITS OF THE ACQUISITION

    If appropriate opportunities become available, we may attempt to acquire businesses, products or technologies that we believe are a strategic fit with our business. We currently have no commitments or agreements for any acquisitions, nor are there any negotiations with respect to any specific transaction. If we do undertake any transaction of this sort, the process of integrating an acquired business, product or technology may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may fail to realize the anticipated benefits of any acquisition. Future acquisitions could dilute your ownership interest in us and could cause us to incur debt, expose us to future liabilities and result in amortization expenses related to goodwill and other intangible assets.

                       RISKS RELATING TO OUR COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS

    The market price of our common stock may fluctuate substantially due to a variety of factors, including, but not limited to:

    - the willingness of collaborators to commercialize our products and the timing of commercialization;

    - announcements of technological innovations or new products by us or our competitors;

    - announcement of FDA approval or disapproval of our products;

    - the success rate of our discovery efforts and clinical trials leading to performance-based payments and revenues under our collaboration agreements;

    - loss of corporate collaborators, failure by our corporate collaborators to perform their obligations or disputes with our corporate collaborators;

    - developments or disputes concerning patents or proprietary rights, including announcements of claims of infringement, interference or litigation against us or our licensors;

    - announcements concerning our competitors, or the biotechnology or pharmaceutical industry in general;

    - public concerns as to the safety of our products or our competitors' products;

    - changes in government regulation of the pharmaceutical or medical industry;

    - changes in the reimbursement policies of third-party insurance companies or government agencies;

    - actual or anticipated fluctuations in our operating results;

    - changes in financial estimates or recommendations by securities analysts;

    - sales of large blocks of our common stock;

    - changes in accounting principles; and

    - the loss of any of our key scientific or management personnel.

    In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of biotechnology companies, particularly companies like ours without current product revenues and earnings, have been highly volatile, and may continue to be highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs and a diversion of management's attention and resources.

WE EXPECT THAT OUR QUARTERLY RESULTS OF OPERATIONS WILL FLUCTUATE, AND THIS FLUCTUATION COULD CAUSE OUR STOCK PRICE TO DECLINE

    Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to decline. Some of the factors that could cause our operating results to fluctuate include:

    - the delay or failure of any of our corporate collaborators to meet their payment or other obligations, or termination of any of our agreements with them;

    - the timing of development and commercialization of our abarelix products leading to performance-based payments and revenues under our agreements with our corporate collaborators;

    - the timing and level of expenses, and of expense reimbursement payments, related to the development and commercialization of our abarelix products, or to our other research and development programs; and

    - the timing of our commercialization of other products resulting in revenues.

    Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE

    If our stockholders sell substantial amounts of our common stock in the public market, or the perception that such sales may occur exists, the market price of our common stock could decline. The 9,200,000 shares of common stock sold in our initial public offering in May 2000 are all freely tradeable in the public market. Additionally, all of the 5,500,000 shares sold in this offering to purchasers other than our affiliates will be freely tradeable in the public market. Any shares of common stock held by our affiliates may generally only be sold in compliance with Rule 144 under the Securities Act. As of December 31, 2000, approximately 5,770,551 shares of common stock were held by our affiliates or former affiliates. Substantially all of our remaining outstanding shares of common stock may be freely sold without volume restrictions pursuant to Rule 144(k) or Rule 701 under the Securities Act. One of our stockholders, which until recently was one of our affiliates, owned approximately 7.3 million shares of common stock immediately after completion of our initial public offering. While sale of these shares has been subject to the volume limitations and other requirements of Rule 144, that stockholder sold in market transactions approximately 3.7 million of these shares from late October 2000 through the end of 2000. We expect that by March 31, 2001 up to the remaining approximately
3.6 million shares held by this stockholder will be eligible for resale under Rule 144(k) and thus without volume restrictions.

    Under the stock and warrant purchase agreement dated as of May 13, 1997 between Sanofi-Synthelabo and us, we granted Sanofi-Synthelabo "piggyback" registration rights as to its 1,617,772 shares of common stock and an additional 404,445 shares of common stock issuable upon exercise of its warrants. If we propose to register any of our securities under the Securities Act, subject to various conditions and limitations, we must give notice to Sanofi-Synthelabo of the registration and allow it to include its shares of common stock in the registration statement. However, we may exclude its shares from the registration to the extent the managing underwriter advises us to do so due to market conditions. We currently do not expect that any shares held by Sanofi-Synthelabo will be included in this offering.

    Under our amended and restated stockholders agreement dated as of April 30, 1998, as amended, holders of approximately 5.0 million shares of our common stock have demand registration rights. If such a demand were made, subject to the terms and conditions of this agreement, including our deferral right described below, we must use reasonable best efforts to include in the registration statement all shares held by holders who have requested inclusion and to cause the registration statement to become and remain effective until completion of this offering. However, these demand registration rights terminate as to any holder whose shares become eligible for resale under Rule 144(k) under the Securities Act. We expect that by March 31, 2001, up to approximately 3.6 million of these shares will be eligible for resale under Rule 144(k).

    In the event we intend to commence a public offering of our securities and our board of directors, with a concurrence of a majority of the directors who are not our employees, so determines, we may defer any request for registration for a period of 120 days. If such a registered public offering occurs, or if one or more of our significant stockholders otherwise decides to sell substantial amounts of our common stock in the public market, the market price of our common stock could decline substantially.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BY-LAWS, OUR RIGHTS AGREEMENT AND UNDER DELAWARE LAW MAY MAKE AN ACQUISITION OF US MORE DIFFICULT, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS

    Provisions in our certificate of incorporation and by-laws may delay or prevent an acquisition of us or a change in our management. Also, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit or delay large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. In addition, the rights issued under our rights agreement may be a substantial deterrent to a person acquiring 10% or more of our common stock without the approval of our board of directors. These provisions in our charter, by-laws, rights agreement and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower that it would be without these provisions.

                        RISKS RELATING TO THIS OFFERING

WE MAY SPEND A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF THIS OFFERING IN WAYS WHICH DO NOT YIELD A FAVORABLE RETURN

    We have broad discretion to allocate the net proceeds from this offering. As a result, investors in this offering will be relying upon our judgment with only limited information about our specific intentions regarding the use of proceeds. We cannot assure you that the proceeds will be invested to yield a favorable return.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF THEIR INVESTMENT

    The offering price of our common stock in this offering is higher than the book value per share of the outstanding common stock. Investors purchasing shares of common stock in this offering will incur immediate substantial dilution in the amount of $21.61 per share, based on an assumed public offering price of $28.13 per share. In addition, to the extent outstanding stock options or warrants are exercised, and to the extent we sell additional shares of our common stock in the private or public markets, there will be further dilution to new investors.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

    - the progress of our research and development programs and timing of the introduction of our products;

    - our ability, and in some instances the willingness of our collaborators, to market, commercialize and achieve market acceptance for our products;

    - the status of our clinical development of potential drugs, clinical trials and the regulatory approval process;

    - our estimates for future revenues and profitability;

    - our estimates regarding our capital requirements and our needs for additional financing;

    - developments relating to our selection and licensing of drug targets;

    - our ability to attract partners with acceptable development, regulatory and commercialization expertise;

    - the benefits to be derived from corporate collaborations, including collaborations relating to the development and commercialization of abarelix products;

    - the benefits to be derived from license agreements and other collaborative efforts for the development and commercialization of products; and

    - sources of revenues and/or anticipated revenues, including contributions from corporate collaborations, license agreements and other collaborative efforts for the development and commercialization of products, and the continued viability and duration of those agreements and efforts.

    In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

    You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We assume no obligation to update such forward-looking statements publicly for any reason, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                USE OF PROCEEDS

    We expect that we will receive net proceeds of approximately $145,792,000 from the sale of the 5,500,000 shares of common stock we are offering, based on an assumed public offering price of $28.13 per share and after deducting underwriting discounts and commissions and estimated offering expenses that we will pay. If the underwriters exercise their over-allotment option in full, we will receive total net proceeds of approximately $167,781,000. We currently intend to use the net proceeds of this offering as follows:

    - an undetermined amount for clinical trial expenses related to abarelix, Latranal and Apan;

    - an undetermined amount for preclinical testing and expansion of research and development activities, including the application of our Rel-Ease technology to create improved formulations and sustained release formulations of approved drugs, as well as potential products we discover through our LEAP technology;

    - an undetermined amount for sales and marketing expenses associated with the commercial launch of abarelix;

    - an undetermined amount for the production of abarelix drug products;

    - an undetermined amount for the completion of the build-out of our new headquarters and principal research facility and related occupancy expenses; and

    - for working capital and general corporate purposes.

    In addition, we also may use a portion of the net proceeds of this offering for the acquisition of complementary businesses, products or technologies. While we evaluate these types of opportunities from time to time, there are currently no agreements or negotiations with respect to any specific transaction.

    We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in applying a significant portion of the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "PRCS." Public trading of our common stock commenced on April 27, 2000. The following table shows the range of high and low per share sale prices of our common stock as reported on the Nasdaq National Market for the periods indicated.

                                                                        COMMON STOCK PRICE
                                                            -------------------------------------------
                                                                   HIGH                     LOW
                                                            ------------------       ------------------
Year Ended December 31, 2000
  Second Quarter (from April 27, 2000)....................        $32.50                   $10.06
  Third Quarter...........................................         47.94                    24.63
  Fourth Quarter..........................................         44.13                    18.50
Year Ended December 31, 2001
  First Quarter (through January 24, 2001)................        $29.38                   $22.00

    On January 24, 2001, the last sale price of our common stock on the Nasdaq National Market was $28.13 per share. As of January 24, 2001, there were approximately 177 holders of record of our common stock.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on the common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

                                 CAPITALIZATION

    The following table describes our capitalization as of September 30, 2000:

    - on an actual basis; and

    - on an as adjusted basis to give effect to the issuance and sale by us of shares of common stock in this offering.

    You should read this table together with the section of this prospectus under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                                                   SEPTEMBER 30, 2000
                                                              ----------------------------
                                                                 ACTUAL       AS ADJUSTED
                                                              ------------   -------------
                                                                      (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
Long-term debt..............................................   $   24,000      $   24,000
Stockholders' equity:
  Preferred stock, $.01 par value: 10,000,000 shares
    authorized;
    none issued and outstanding, actual and as adjusted.....           --              --
  Common stock, $.01 par value: 200,000,000 shares
    authorized;
    41,877,096 shares issued and outstanding, actual;
    47,377,096 shares
    issued and outstanding, as adjusted.....................          419             474
Additional paid-in capital..................................      175,244         320,981
Accumulated deficit.........................................      (12,752)        (12,752)
                                                               ----------      ----------
  Total stockholders' equity................................      162,911         308,703
                                                               ----------      ----------
    Total capitalization....................................   $  186,911      $  332,703
                                                               ==========      ==========

    The actual and as adjusted information set forth in the table excludes:

    - 825,000 shares of common stock issuable upon the exercise of the underwriters' over-allotment option;

    - 8,155,303 shares of common stock issuable upon the exercise of stock options granted under our Second Amended and Restated 1995 Stock Plan and outstanding as of September 30, 2000, at a weighted average exercise price of $5.21 per share;

    - 513,078 shares reserved for issuance upon the exercise of warrants outstanding as of September 30, 2000, at a weighted average exercise price of $10.44 per share;

    - an additional 910,089 shares of common stock reserved for issuance under our Second Amended and Restated 1995 Stock Plan as of September 30, 2000; and

    - an additional 160,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan.

                                    DILUTION

    Our net tangible book value as of September 30, 2000 was approximately $162.9 million, or $3.89 per share of our common stock. Net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the total number of shares of common stock outstanding as of September 30, 2000. After giving effect to the sale by us of the 5,500,000 shares of common stock at an assumed public offering price of $28.13 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at September 30, 2000 would have been $308.7 million, or $6.52 per share. This represents an immediate increase in net tangible book value of $2.63 per share to existing stockholders and an immediate dilution of $21.61 per share to new investors in this offering, as illustrated by the following table:

Assumed public offering price per share.....................              $28.13
    Net tangible book value per share before this
      offering..............................................   $ 3.89
    Increase per share attributable to this offering........     2.63
                                                               ------
Net tangible book value per share after this offering.......                6.52
                                                                          ------
Dilution per share to new investors.........................              $21.61
                                                                          ======

    The table above assumes no exercise of the underwriters' over-allotment option to purchase up to an additional 825,000 shares of common stock. The above computations also assume no exercise of options to purchase 8,155,303 shares of common stock at a weighted average exercise price of $5.21 per share and no exercise of warrants to purchase 513,078 shares of common stock at a weighted average exercise price of $10.44 per share, in each case outstanding as of September 30, 2000. To the extent these options or warrants are exercised, there will be further dilution to investors.

                            SELECTED FINANCIAL DATA

    You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. We have derived our statement of operations data for each of the three years in the period ended December 31, 1999, and our balance sheet data at December 31, 1998 and 1999, from our financial statements that have been audited by Ernst & Young LLP, independent auditors, and which we include elsewhere in this prospectus. We have derived our statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995, 1996 and 1997 from our audited financial statements which we do not include in this prospectus. We have derived our statement of operations data for the nine months ended September 30, 1999 and 2000 and the balance sheet data at September 30, 2000 from our unaudited financial statements which we included elsewhere in this prospectus. In the opinion of management, these unaudited financial statements include all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of our financial position and operating results for these periods.

                                                                                                NINE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                        ----------------------------------------------------   -------------------
                                          1995       1996       1997       1998       1999       1999       2000
                                        --------   --------   --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Corporate collaborations............  $    --    $    --    $15,118    $37,624    $61,514    $57,128    $ 26,307
  Contract services...................       --        876      2,615      1,943         --         --          --
                                        -------    -------    -------    -------    -------    -------    --------
    Total revenues....................       --        876     17,733     39,567     61,514    $57,128    $ 26,307
Costs and expenses:
  Research and development............    3,687      7,947     15,013     33,704     48,764     42,190      37,023
  Sales and marketing.................       --         --         --         --      2,601      2,047       2,666
  General and administrative..........    1,609      2,120      3,780      3,605      3,572      2,721       3,874
                                        -------    -------    -------    -------    -------    -------    --------
    Total costs and expenses..........    5,296     10,067     18,793     37,309     54,937     46,958      43,563
                                        -------    -------    -------    -------    -------    -------    --------
Operating income (loss)...............   (5,296)    (9,191)    (1,060)     2,258      6,577     10,170     (17,256)
Interest income (net).................      197        627      1,364      3,516      4,473      3,208       5,697
                                        -------    -------    -------    -------    -------    -------    --------
Income (loss) before income taxes.....   (5,099)    (8,564)       304      5,774     11,050     13,378     (11,559)
Provision for income taxes............       --         --        100        100      1,800      2,170         100
                                        -------    -------    -------    -------    -------    -------    --------
Net income (loss).....................  $(5,099)   $(8,564)   $   204    $ 5,674    $ 9,250    $11,208    $(11,659)
                                        =======    =======    =======    =======    =======    =======    ========
Net income (loss) per share:
  Basic...............................  $ (1.59)   $ (2.62)   $  0.05    $  0.99    $  1.51    $  1.84    $  (0.44)
                                        =======    =======    =======    =======    =======    =======    ========
  Diluted.............................  $ (1.59)   $ (2.62)   $  0.01    $  0.16    $  0.24    $  0.30    $  (0.44)
                                        =======    =======    =======    =======    =======    =======    ========
Weighted average number of common
  shares:
  Basic...............................    3,199      3,263      4,446      5,738      6,106      6,079      26,281
  Diluted.............................    3,199      3,263     28,270     35,139     37,849     37,489      26,281
Pro forma net income (loss) per share:
  Basic..........................................................................   $  0.29    $  0.35    $  (0.31)
                                                                                    =======    =======    ========
  Diluted........................................................................   $  0.24    $  0.30    $  (0.31)
                                                                                    =======    =======    ========
Pro forma weighted average number of
  common shares:
  Basic..........................................................................    31,714     31,687      37,683
  Diluted........................................................................    37,849     37,489      37,683

                                                     DECEMBER 31,
                                 ----------------------------------------------------   SEPTEMBER 30,
                                   1995       1996       1997       1998       1999          2000
                                 --------   --------   --------   --------   --------   --------------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......   $2,595    $15,220    $40,190    $85,298    $ 94,525      $146,378
Working capital................    1,727     13,092     31,802     76,626      86,220       138,534
Total assets...................    5,250     18,213     47,361     90,625     140,331       239,423
Long-term debt.................       --         --         --         --          --        24,000
Capital lease obligations, net
  of current portion...........      864        717        249         59          --            --
Total stockholders' equity.....    3,486     14,761     34,907     78,373      87,716       162,911

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Since our inception, we have been engaged in developing drugs for the treatment of a variety of human diseases. Our lead program is the development of abarelix, a drug to treat diseases that respond to the lowering of hormone levels. We have entered into collaborations with Amgen and Sanofi-Synthelabo to further develop and commercialize our abarelix products. We are also developing Latranal, a proprietary topical composition for the relief of localized pain, and Apan, our proprietary drug candidate for the treatment of Alzheimer's disease. In addition, we have numerous product candidates in the research and development phase.

    Since our inception, we have had no revenues from product sales. We have received revenues in the form of signing, performance-based, cost sharing and contract services payments from corporate collaborations. These revenues enabled us to achieve profitability and positive cash flow before any financing activity for 1997, 1998 and 1999. From inception through September 30, 2000, we recognized approximately $146.0 million in revenues under these collaboration agreements. Under these agreements, we could receive additional non-refundable performance-based payments and reimbursement for ongoing development costs, as well as a percentage of future product profits. For the next several years, we expect that our sources of revenue, if any, will consist primarily of interest income and payments from our corporate collaborators. We expect reimbursement for ongoing development costs under our corporate collaborations to diminish over the next several years.

    Our accumulated deficit as of September 30, 2000 was approximately
$12.8 million. Substantially all of our expenditures to date have been for drug development activities and for general and administrative expenses.

    Due to the high costs associated with preparing to launch our first product, as well as other research and development and general and administrative expenses, we expect to have net operating losses for the next several years. We do not expect to generate operating income until several years after our receipt of FDA approval to market abarelix for the treatment of prostate cancer. We will require regulatory approval to market all of our future products.

    Under our agreement with Boehringer Ingelheim International GmbH, which we entered into in August 1996, Boehringer paid us approximately $5.4 million over approximately two years. These payments consisted of an initial signing payment and additional payments for the screening of Boehringer compounds and reimbursement of personnel and related materials expenses. We also are entitled to receive royalties on the net sales of any product containing a Boehringer compound that we screened if Boehringer develops and commercializes the product.

    In 1997 and 1998, we entered into agreements with Roche Products for the research, development and commercialization of abarelix products in all countries outside of the Sanofi-Synthelabo territory. In December 1998, we and Roche mutually terminated the agreement. During the term of the agreement, Roche paid to us approximately $28.2 million in performance-based and cost-sharing payments. Roche retains no rights to the abarelix program and has no equity interest in us.

    Under our agreement with Sanofi-Synthelabo, we could receive up to approximately $69.6 million in non-refundable fees and performance-based payments. For supply of product to Sanofi-Synthelabo, we are entitled to receive a transfer price that varies based on sales price and volume. Additionally, we are entitled to receive reimbursement for certain ongoing development costs. Through September 30, 2000, we have recognized a total of approximately
$32.4 million in non-refundable fees, performance-based payments and reimbursement for ongoing development costs under the Sanofi-Synthelabo agreement.

    Under our agreement with Amgen for the development and commercialization of abarelix products in the countries not covered by the Sanofi-Synthelabo agreement, we could receive up to $25.0 million in signing and performance-based fees. Of this $25.0 million, we have received $10.0 million to date, which is the minimum amount payable under the agreement. The remaining $15.0 million is payable upon FDA approval of an NDA relating to abarelix. Under the agreement, Amgen paid the first $175.0 million of all authorized costs and expenses associated with the research, development and commercialization of abarelix products in the United States. Amgen fulfilled its initial $175.0 million funding commitment during the third quarter of 2000. Following Amgen's completion of this funding, we became responsible for one-half of all subsequent United States research and development costs for abarelix products. Additionally, we must reimburse Amgen for one-half of the costs associated with establishing a sales and marketing infrastructure for abarelix products in the United States. In general, we will receive a transfer price and royalty based on an equal sharing with Amgen of the resulting profits on sales of abarelix products in the United States. All program expenses in Amgen's licensed territory outside the United States will be borne by Amgen, and we will receive a royalty on net sales of abarelix products in those territories. Through September 30, 2000, we have recognized approximately $80.0 million of revenues under the Amgen agreement.

    We have granted Amgen exclusive manufacturing and commercialization rights for abarelix products for all indications in the licensed territories. During the second quarter of 2000, Amgen assumed manufacturing responsibility for abarelix products, with the exception of the depot formulation, pursuant to the terms of the Amgen agreement. Subject to the terms of the agreement, we have retained manufacturing responsibility for the depot formulation of abarelix. In addition, under the terms of the Amgen agreement, we transferred the final decision-making authority for the abarelix endometriosis indication to Amgen during the third quarter of 2000.

RECENT DEVELOPMENTS

    On January 26, 2001, we announced our unaudited financial results for the year ended December 31, 2000. Our net loss for the three months ended
December 31, 2000 was approximately $17.1 million, or $0.41 per diluted share, compared to net loss of approximately $2.0 million, or $0.32 per diluted share, for the three months ended December 31, 1999. For the year ended December 31, 2000, our net loss was approximately $28.7 million, or $0.95 per diluted share, compared to net income of approximately $9.2 million, or $0.24 per diluted share, for the year ended December 31, 1999. At December 31, 2000, we had cash and cash equivalents of approximately $132.2 million, compared to approximately $94.5 million as of December 31, 1999.

    Our net loss for 2000 compared to net income in 1999 was due primarily to expansion of our clinical programs during 2000. Our operating expenses rose 78%, or $42.7 million, compared with the prior year, driven by increased spending related to the clinical and commercial development of abarelix depot for the treatment of prostate cancer. Following the completion in the third quarter of Amgen's initial $175.0 million funding commitment, we became responsible for one-half of these costs. We also increased spending for the clinical development of abarelix depot for the treatment of endometriosis. Additionally, we continued to increase spending on our clinical development programs for Latranal and Apan, as well as on expansion of discovery research initiatives, and on personnel and compensation costs.

    Our increased net loss for the three months ended December 31, 2000 compared to the three months ended December 31, 1999 was due primarily to increased research and development and sales and marketing costs related to our abarelix program. As noted above, during the third quarter, we became responsible for one-half of these costs. Additionally, we continued to increase spending related to our clinical development programs for Latranal and Apan, expansion of discovery research initiatives, facilities relocation costs and personnel costs.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

    Revenues for the nine months ended September 30, 2000 decreased 54% to approximately $26.3 million, from approximately $57.1 million for the corresponding period in 1999. The decrease in revenues resulted from a decrease in reimbursement of abarelix expenses by Amgen. In addition, we recognized incremental revenues during the nine months ended September 30, 1999, which related to reimbursable abarelix expenses incurred prior to the signing of the Amgen agreement and recognized as revenue in accordance with the terms therein. We anticipate that revenues will continue to decrease due to the decline in our reimbursable abarelix expenses, which are subject to a reduced rate of reimbursement under our collaboration agreements.

    Research and development expenses for the nine months ended September 30, 2000 decreased 12% to approximately $37.0 million, from approximately
$42.2 million for the corresponding period in 1999. The decrease in expenses was primarily the result of decreased spending on our abarelix clinical development program for prostate cancer. This decrease was partially offset by increased spending related to our abarelix clinical program for endometriosis, Latranal and Apan clinical development programs, and additional discovery research initiatives. Amgen's initial funding commitment was completed during the third quarter of 2000. Following the completion of this funding by Amgen, we became responsible for one-half of all subsequent United States research and development costs for abarelix products through the launch period. Accordingly, we expect our research and development expenses to increase significantly during the fourth quarter and thereafter.

    Sales and marketing expenses for the nine months ended September 30, 2000 increased 30% to approximately $2.7 million, from approximately $2.0 million for the corresponding period in 1999. Following the completion of Amgen's initial funding commitment, we became responsible for one-half of all subsequent costs associated with establishing a sales and marketing infrastructure in the United States for abarelix through the launch period. Accordingly, we expect our sales and marketing expenses to increase significantly during the fourth quarter and thereafter.

    General and administrative expenses for the nine months ended September 30, 2000 increased 42% to approximately $3.9 million, from approximately
$2.7 million for the corresponding period in 1999. The increase was due to an increase in personnel and compensation costs, an increased use of professional services and other costs associated with being a public company. We expect that general and administrative expenses will increase as we hire additional administrative personnel to support continued growth of our research and development initiatives, incur increased operating costs related to our new facility and incur additional costs related to being a public company, including directors' and officers insurance, investor relations programs and printing and legal costs.

    Net interest income for the nine months ended September 30, 2000 increased 78% to approximately $5.7 million, from approximately $3.2 million for the corresponding period in 1999. The increase in interest income was due to increased cash and investment balances from our initial public offering in May 2000 and an increase in average interest rates from the same period last year.

    The provision for income taxes for the nine months ended September 30, 2000 and 1999 was $0.1 million and $2.2 million, respectively. Our effective tax rate was approximately 16.3% during 1999. The provision for income taxes during 2000 was primarily for state income taxes. We anticipate that by the end of 2000, we will be in a net operating loss carryforward position, and therefore no benefit from our operating losses has been recognized.

  YEARS ENDED DECEMBER 31, 1999 AND 1998

    Revenues for the year ended December 31, 1999 increased 55% to approximately $61.5 million, from approximately $39.6 million for the corresponding period in 1998. The increase in revenues was due to significantly increased cost-sharing payments under our collaboration agreements, principally our agreement with Amgen.

    Research and development expenses for the year ended December 31, 1999 increased 45% to approximately $48.8 million, from approximately $33.7 million for the corresponding period in 1998. The increase in research and development expenses was attributable primarily to increased expenses related to two pivotal phase III prostate cancer clinical trials and phase I and II/III endometriosis clinical trials. Additional spending increases were related to our Apan program, our Latranal program and core research and development activities.

    Sales and marketing expenses for the year ended December 31, 1999 increased $2.6 million, from zero in 1998. The increase was due to the establishment of a sales and marketing department and the incurrence of marketing costs related to preparing the Company for the anticipated commercial development of abarelix.

    General and administrative expenses for the years ended December 31, 1999 and 1998 were approximately $3.6 million. These expenses reflect consistent levels of both general and administrative personnel and other expenses related to general corporate purposes.

    Net interest income for the year ended December 31, 1999 increased 27% to approximately $4.5 million, from approximately $3.5 million for the corresponding period in 1998. This increase was attributable to an increase in the amount of cash available for investment following our sale of $37.7 million of equity securities in April 1998.

    The provision for income taxes for the year ended December 31, 1999 increased 170% to approximately $1.8 million, from approximately $0.1 million for the corresponding period in 1998. The provision increased because prior to 1999 we utilized net operating loss carryforwards to offset substantially all of our taxable income.

  YEARS ENDED DECEMBER 31, 1998 AND 1997

    Revenues for the year ended December 31, 1998 increased 123% to approximately $39.6 million, from approximately $17.7 million for the corresponding period in 1997. Revenues for the year ended December 31, 1998 included approximately $37.6 million earned under our collaboration agreements and $2.0 million earned under the Boehringer agreement. Revenues for the year ended December 31, 1997 included approximately $15.1 million earned under our collaboration agreements and $2.6 million earned under the Boehringer agreement.

    Research and development expenses for the year ended December 31, 1998 increased 125% to approximately $33.7 million, from approximately $15.0 million for the corresponding period in 1997. The increase in expenses was attributable to the expansion of clinical trials relating to abarelix, the hiring of additional research and development personnel, including the commencement of the Provid Research division's operations in New Jersey, and increased expenditures relating to the Alzheimer's disease program and core research and technologies.

    General and administrative expenses for the year ended December 31, 1998 decreased 5% to approximately $3.6 million, from approximately $3.8 million for the corresponding period in 1997. The decrease in expenses was attributable to reduced legal expenses related to collaboration efforts and reduced expenses related to trademark and patent activities.

    Net interest income for the year ended December 31, 1998 increased 157% to approximately $3.5 million, from approximately $1.4 million for the corresponding period in 1997. The increase in interest income was attributable to an increase in the amount of cash available for investment resulting from the net proceeds of our sale of Series E convertible preferred stock, as well as payments received pursuant to collaboration agreements.

    The provision for income taxes for the year ended December 31, 1998 was $0.1 million which was consistent with the corresponding period in 1997. The provision for income taxes during both years reflects our use of net operating loss carryforwards.

SELECTED QUARTERLY OPERATING RESULTS

    The following table sets forth our unaudited statement of operations data for the eleven quarters ended September 30, 2000. This information has been derived from our unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation of such information when read in conjunction with our annual audited financial statements and notes thereto appearing elsewhere in this prospectus. You should not draw any conclusions from the operating results for any quarter.

                                                                                           NET INCOME (LOSS)
                                                                                               PER SHARE
                                            TOTAL       OPERATING                         -------------------
QUARTER ENDED                              REVENUES   INCOME (LOSS)   NET INCOME (LOSS)    BASIC     DILUTED
-----------------------------------------  --------   -------------   -----------------   --------   --------
March 31, 1998...........................  $ 2,227       $(4,648)          $ (4,143)       $(0.76)    $(0.76)
June 30, 1998............................   19,116         8,722              9,593          1.63       0.27
September 30, 1998.......................    2,384          (467)               611          0.10       0.02
December 31, 1998........................   15,840        (1,349)              (387)        (0.07)     (0.07)
March 31, 1999...........................    1,143       (10,905)           (10,029)        (1.68)     (1.68)
June 30, 1999............................   39,202        19,364             18,821          3.08       0.50
September 30, 1999.......................   16,783         1,711              2,416          0.39       0.06
December 31, 1999........................    4,386        (3,593)            (1,958)        (0.32)     (0.32)
March 31, 2000...........................    9,001        (3,669)            (2,475)        (0.36)     (0.36)
June 30, 2000............................    9,972        (4,200)            (2,052)        (0.07)     (0.07)
September 30, 2000.......................  $ 7,334       $(9,387)          $ (7,132)       $(0.17)    $(0.17)

    We expect to experience significant fluctuations in our quarterly operating results in the future, and, therefore, we will continue to have difficulty providing an accurate forecast of our quarterly revenues and operating results. We believe that period-to-period comparisons of our of operating results may not be meaningful, and you should not rely upon them as any indication of future performance. It is likely that our operating results in one or more future quarters may be below the expectations of securities analysts and investors. In that event, the trading price of our common stock would almost certainly decline.

LIQUIDITY AND CAPITAL RESOURCES

    We have financed our operations since inception principally through private placements of equity securities and our initial public offering. Prior to our initial public offering, we had received net proceeds of approximately
$9.5 million from the private placement of our common stock, $0.5 million from the private placement of warrants to purchase common stock and $78.5 million from the private placement of convertible preferred stock. Additionally, we have received a total of approximately $177.9 million from one-time signing payments and performance-based payments, cost reimbursements and contract service payments under our collaboration agreements. We have also received
$16.7 million from interest on invested cash balances, and paid $0.5 million in interest expense associated with equipment leasing.

    On May 2, 2000, we completed our initial public offering in which we sold 8,000,000 shares of common stock at a price of $10 per share, raising a total of approximately $73.1 million in net proceeds after payment of underwriting discounts and commissions and offering expenses. On May 3, 2000, the underwriters of our initial public offering exercised their right to purchase additional shares of common stock to cover over-allotments. Accordingly, on May 8, 2000, we sold an additional 1,200,000 shares of common stock at a price of $10 per share, resulting in an additional $11.2 million in net proceeds after payment of underwriting discounts and commissions. Thus, we sold a total of 9,200,000 shares of common stock in our initial public offering for a total of approximately $84.3 million, net of underwriting discounts and commissions and estimated offering expenses.

    At September 30, 2000, we had cash and cash equivalents of $146.4 million and working capital of $138.5 million, compared to $94.5 million and $86.2 million, respectively, at December 31, 1999. Based upon our existing capital resources, together with the net proceeds of this offering and our initial public offering, interest income, payments under our collaboration agreements and the line of credit contemplated by the Amgen agreement, which we discuss below, we anticipate that we will be able to maintain currently planned operations for at least the next several years.

    For the nine months ended September 30, 2000, net cash of $11.8 million was used in operating activities, compared to $6.9 million provided by operating activities in the corresponding period in 1999. During the nine months ended September 30, 2000, our use of cash in operations was principally due to our net loss coupled with our payment of 1999 income taxes, as well as an increase in our prepaid expenses and other assets and a decrease in accounts payable and deferred revenue, partially offset by an increase in accrued expenses and decreases in accounts receivable and unbilled revenues. Our investing activities for the nine months ended September 30, 2000 consisted of the purchase of land and a building to use as our headquarters and principal research facility and the purchase of property and equipment in the aggregate amount of approximately $45.5 million. Our financing activities for the nine months ended September 30, 2000 consisted principally of the proceeds of our initial public offering, proceeds received from the exercise of common stock options and advances during the third quarter of $24.0 million under an acquisition and construction loan agreement.

    On July 11, 2000, we purchased, for $41.3 million, through our wholly owned subsidiary, 830 Winter Street LLC, a single purpose Delaware limited liability company, land and a building of approximately 175,000 square feet located in Waltham, Massachusetts. We will use this building as our corporate headquarters and principal research facility. In connection with obtaining first mortgage financing to purchase this facility, we formed 830 Winter Street and assigned all of our rights and obligations under the related purchase and sale agreement to that entity. 830 Winter Street executed an acquisition and construction loan agreement providing for up to $33.0 million in financing for the acquisition of, and improvements to, the new facility.

    Under the terms of the loan agreement, advances are available primarily to pay for the acquisition of, and improvements to, the new facility. In connection with the purchase of the new facility, an initial advance of $24.0 million was made. The remaining $9.0 million of the loan will be made available following the expenditure by 830 Winter Street of not less than $4.5 million for renovation costs, and will be subject to various other terms and conditions under the loan documents. Advances bear interest at a rate equal to the 30 day LIBOR plus 2.0% (8.62% at September 30, 2000). Interest is payable monthly in arrears. Principal is due and payable in full on July 30, 2003, subject to two, one-year extension options. The loan is secured by the new facility, together with all fixtures, equipment, improvements and other related items, and by all rents, income or profits received by 830 Winter Street. In addition, as a condition of the financing, we executed certain unconditional guaranties of all of 830 Winter Street's obligations under the loan agreement and related loan documents. In addition to this financing, as of September 30, 2000, we had spent approximately $19.4 million of our own funds, and anticipate spending an additional $17.6 million to complete the build-out and prepare for occupancy of our new facility. We expect to occupy the new facility during the first quarter of 2001 and intend to sublet a portion of the facility at that time. In addition, in connection with our move to the new facility, we intend to consolidate our Provid Research division with our Massachusetts operations and sublease our Provid facility located in New Jersey.

    Our agreement with Amgen provides that, pursuant to definitive agreements to be mutually agreed, Amgen will provide us with a line of credit not to exceed $150.0 million through 2002 whereby, subject to various conditions each year, we will be permitted to draw down a maximum of $75.0 million in 2001 and, in 2002, the remaining balance of the line of credit available after all previous drawdowns. For each drawdown in 2002, we must demonstrate a cash flow need reasonably acceptable to Amgen and meet various other specified conditions, including conditions relating to the commercial sale of abarelix. Borrowings will bear interest at market rates and will be secured by various receivables relating to abarelix products. We must repay all borrowings under the line of credit by 2008.

    We expect our funding requirements to increase over the next several years as we continue with current clinical trials for abarelix, initiate clinical trials for additional products, prepare for a potential commercial launch of abarelix products, improve and move into our new facility and expand our research and development initiatives. The amount of these expenditures will depend on numerous factors, including:

    - decisions relating to the abarelix program made by our corporate collaborators;

    - the cost, timing and outcomes of regulatory reviews;

    - the progress of our research and development activities;

    - the scope and results of preclinical testing and clinical trials;

    - the rate of technological advances;

    - determinations as to the commercial potential of our products under development;

    - the status of competitive products;

    - our ability to defend and enforce our intellectual property rights;

    - the continued viability and duration of, and timely compliance by our collaborators with, our corporate collaboration agreements or other licensing agreements;

    - the establishment, continuation or termination of third-party manufacturing or sales and marketing arrangements;

    - the development of sales and marketing resources;

    - the establishment of additional strategic or licensing arrangements with other companies or acquisitions;

    - our ability to sublease our current facilities and part of our new facility; and

    - the availability of other financing.

    At December 31, 1999, we had provided a valuation allowance of $3.6 million for our deferred tax assets. The valuation allowance represents the excess of the deferred tax asset over the benefit from future losses that could be carried back if, and when, they occur. Due to anticipated operating losses in the future, we believe that it is more likely than not that we will not realize a portion of the net deferred tax assets in the future and we have provided an appropriate valuation allowance.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with an interest rate fixed at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We believe that a 10% decline in the average yield of our investments would adversely impact our net interest income. We do not believe, however, that a 10% decline would have a material adverse effect on our overall results of operations or cash flows. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. The average duration of all of our investments in 1999 and during the nine months ended September 30, 2000 was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

    In connection with the purchase of our new facility in July 2000, 830 Winter Street, our wholly owned special purpose subsidiary, executed an acquisition and construction loan agreement that provides for up to $33.0 million in borrowings at a floating interest rate indexed to the 30 day LIBOR. Concurrent with that transaction, 830 Winter Street also entered into an interest rate cap agreement which limits exposure to interest rate increases to 30-day LIBOR plus 1.25%. With regard to borrowings under the loan agreement, we believe that we have mitigated our risk to significant adverse fluctuations in interest rates and we do not believe that a 10% change in interest rates would have a material impact on our results of operations or cash flows.

    Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments that would require quantitative tabular disclosure.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, or SFAS No. 133, which is effective for fiscal year 2001. SFAS No. 133 requires all derivatives to be carried on the balance sheet as assets or liabilities at fair value. The accounting for changes in fair value would depend on the hedging relationship and would be reported in the income statement or as a component of comprehensive income. We believe that the adoption of this new accounting standard will not have a material impact on our financial statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, or SAB 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS. SAB 101 clarifies the Commission staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. We adopted SAB 101 in the fourth quarter of 2000 and believe our revenue recognition policies are in compliance with SAB 101.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION. This Interpretation clarifies how companies should apply the Accounting Principles Board's Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. The Interpretation has been applied prospectively to new awards, modifications to outstanding awards, and changes in employee status on or after July 1, 2000, except as follows: the definition of an employee applies to awards granted after December 15, 1998; the Interpretation applies to modifications that reduce the exercise price of an award after December 15, 1998; and the Interpretation applies to modifications that add a reload feature to an award made after January 12, 2000. There are no awards that resulted in an adjustment as a result of this Interpretation.

                                    BUSINESS

OVERVIEW

    We are a drug discovery and development company. Our product pipeline includes abarelix depot for the treatment of hormonally responsive prostate cancer, for which in December 2000 we submitted to the FDA an NDA. In January 2001, the FDA informed us that it had accepted and filed the NDA, and granted the filing priority review. This is a classification applied to a product that, if approved, would in the FDA's judgment represent a significant improvement compared to currently marketed products, and means that the FDA is committed to complete its review of the NDA within six months of the submission, which would be June 12, 2001. During the review period, the FDA may ask for additional information that could extend its review beyond June 12, 2001. Following completion of its review, the FDA will inform us whether or not the drug is approved for marketing, and if not, what additional steps are necessary for its approval. We intend to market our abarelix products through our collaborations with Amgen and Sanofi-Synthelabo.

    Our product pipeline also includes abarelix depot for the treatment of endometriosis, which is currently in Phase II/III clinical trials. In addition to abarelix, we are developing Latranal, a topically-applied pain reliever in clinical development for the treatment of localized muscle, tendon or neuropathic related pain, and Apan, our drug candidate for the treatment of Alzheimer's disease. Other product candidates are in the research phase.

    We believe that we have established, and that our product pipeline demonstrates the usefulness of, our proprietary technology for the rapid and cost-effective discovery and development of drugs. We developed our technology to overcome the limitations of existing drug discovery methods. Our technology combines the biological selection of natural peptide molecules, also known as ligands, with a chemical modification process that gives the peptides the pharmacological properties of useful drugs. Ligands can come either from natural genes or large pools of synthetic genes known as gene libraries. Using our technology, we can rapidly produce and analyze large numbers of molecules and identify those that have desired properties for further development into drugs. We can examine in excess of 1,000 times more molecules for drug development with this technology than conventional technologies would permit, in a fraction of the time. We believe that we are the leader in this technological field that we refer to as Ligand Evolution to Active Pharmaceuticals, or LEAP.

    We have successfully employed LEAP to develop abarelix depot for the treatment of hormonally responsive prostate cancer. An estimated 180,000 men in the United States develop prostate cancer each year. We submitted an NDA for abarelix depot for the treatment of prostate cancer with the FDA in December 2000. We believe that abarelix depot works in a unique way which will allow this drug to successfully compete in the approximately $2.4 billion worldwide market for hormonal prostate cancer drugs.

    We are also developing abarelix depot for the treatment of women with diseases that respond to a reduction of the female hormone estrogen. We have demonstrated the potential usefulness of abarelix depot for the treatment of endometriosis in a phase I/II study and have completed patient enrollment in a phase II/III study. Endometriosis is a painful, long-lasting condition affecting an estimated 5.5 million females in the United States and Canada. We believe that existing medicine does not adequately serve patients suffering from endometriosis. Due to its unique composition and the way in which it works in the body, we believe that abarelix depot will expand the existing market for drugs to treat endometriosis and fulfill a significant unmet need.

    We intend to commercialize abarelix depot as a once-a-month injectable drug for the treatment of both prostate cancer and endometriosis. Production of abarelix depot in our proprietary drug delivery system, known as Rel-Ease, makes this possible. We have demonstrated that Rel-Ease also is useful for formulating other drugs in sustained release formulations and believe that it may have significant commercial potential. We hold an issued patent that covers the application of this technology for a broad range of drugs.

    Our LEAP technology was also instrumental in the development of Apan, our drug candidate for the treatment of Alzheimer's disease. According to estimates, more than four million Americans suffer from Alzheimer's disease. We filed an IND for Apan with the FDA in December 2000 and expect to begin clinical trials during the first quarter of 2001. Apan treats what we and others believe to be the underlying cause of Alzheimer's disease, rather than the symptoms.

    We also have entered into an alliance with one of the world leaders in genomics, Human Genome Sciences. Through this alliance, we will have access to potential drug targets that Human Genome Sciences has identified from human genes and will seek to use LEAP technology to develop drugs for the treatment of various medical conditions based on these proprietary genomic targets. The first of these targets is CCR5, a human protein the AIDS virus uses to infect human cells.

    We have assembled an experienced and multi-disciplined team of senior executives and trained scientists and technicians. Our staff, totaling about 120 people, has the necessary expertise to discover and develop commercially viable drugs from inception through preclinical and clinical testing and to obtain regulatory approval. Our areas of expertise include proteomics, chemistry and medicinal chemistry, molecular biology, biochemistry, cell biology, pharmacology, toxicology, formulation, manufacturing, quality assurance and control, and medical and regulatory affairs. This collective expertise facilitates our internal drug discovery and development efforts and allows us to license drug opportunities from third parties to supplement our internal development. For example, we have a license to develop and commercialize Latranal, which is in clinical testing for the treatment of localized muscle, tendon or neuropathic related pain. We believe that if successful, Latranal will address a market of several million patients and fulfill an unmet medical need.

OUR BUSINESS STRATEGY

    Our objective is to combine our skills, expertise and proprietary technology to develop and commercialize drugs rapidly that address significant clinical needs. We are pursuing the following strategies to achieve this objective:

    - COMMERCIALIZE ABARELIX DEPOT AND SEEK TO EXTEND ITS COMMERCIAL POTENTIAL BY EXPANDING INTO ADDITIONAL DISEASE AREAS. We intend to commercialize abarelix depot for the treatment of prostate cancer and endometriosis globally with our corporate collaborators, Amgen and Sanofi-Synthelabo. In addition, we intend to explore new and expanded product opportunities for abarelix with our collaborators. We believe that abarelix may provide a therapeutic benefit for the treatment of other diseases which respond to the reduction of testosterone or estrogen hormone levels, such as benign prostatic hypertrophy, breast cancer, uterine fibroids, polycystic ovarian disease, precocious puberty and infertility.

    - USE OUR LEAP TECHNOLOGY, TOGETHER WITH OPPORTUNITIES THAT THE HUMAN GENOME PROJECT PRESENTS, TO DISCOVER AND DEVELOP NEW DRUG CANDIDATES. Our proprietary LEAP technology is a powerful tool for the rapid discovery of lead drug compounds. The Human Genome Project provides us with a database of newly-identified genes from which we can define new drug targets through the application of LEAP. We believe that by using this database, we will be able to accelerate the identification of new drug targets and drug candidates. To this end, we have established a collaboration with Human Genome Sciences and have identified promising genomic targets to pursue.

    - USE OUR REL-EASE TECHNOLOGY TO CREATE IMPROVED FORMULATIONS AND PRODUCE SUSTAINED RELEASE FORMULATIONS OF APPROVED DRUGS, AS WELL AS POTENTIAL PRODUCTS DISCOVERED USING OUR LEAP TECHNOLOGY. We can further enhance the clinical utility of drug candidates by formulating the drugs with our proprietary sustained release delivery technology, Rel-Ease. We have demonstrated the effectiveness of this technology in producing abarelix and other compounds in sustained release formulations. We intend to use Rel-Ease to create improved formulations and produce sustained release formulations of approved drugs, as well as to formulate drugs we discover and develop using our LEAP technology.

    - RETAIN RIGHTS TO OUR PRODUCT CANDIDATES, AT LEAST UNTIL LATER STAGES OF DEVELOPMENT, TO MAXIMIZE OUR FINANCIAL RETURNS. We believe that we can retain significant product value by developing products to a later stage before seeking commercialization partners, or by entering into partnerships where we share the cost of development equally with our partners. Given our developmental capabilities and financial resources, we are able to assume both significant financial and operational product responsibility, and, as a result, we are able to retain significant profit potential from the sale of our products.

    - DEVELOP PRODUCT CANDIDATES LICENSED FROM THIRD PARTIES TO SUPPLEMENT OUR PRODUCT DEVELOPMENT. We have gained significant experience in applying our LEAP technology for the discovery and development of both abarelix and Apan. We have used this experience to establish the necessary infrastructure to expand our product base, capture and develop new third-party licensing opportunities, and rapidly and cost-effectively develop internally discovered compounds.

OUR PRODUCT PIPELINE

    We focus our drug development efforts on conditions or diseases where there are significant unmet needs creating a potential for large product revenues. We have four programs that have moved beyond the research phase into clinical testing, as well as numerous research programs. We have outlined our clinical programs and some of our development programs, along with the clinical indications they address in the following table:


                                                                     CORPORATE
PRODUCT CANDIDATES     DISEASE                STATUS                 COLLABORATORS
---------------------  ---------------------  ---------------------  ---------------------
Abarelix Depot         Hormonally Responsive  NDA Submitted          Amgen; Sanofi-
                       Prostate Cancer                               Synthelabo
Abarelix Depot         Endometriosis          Phase II/III           Amgen; Sanofi-
                                                                     Synthelabo
Latranal               Localized Muscle,      Phase II               --
                       Tendon or Neuropathic
                       Related Pain
Apan                   Alzheimer's Disease    Phase I                --
                                              (Expected 1st
                                              Quarter 2001)
Apan-CH                Alzheimer's Disease    Research               --
CCR5 Antagonist        AIDS                   Research               Human Genome
                                                                     Sciences*
PPI 3088               Inflammation           Research               --
Androgen Receptor      Hormone-Independent    Research               --
Antagonist             Prostate Cancer
Endometriosis          Endometriosis          Research               --
Diagnostic
------------------------------------------------------------------------------------------
* Subject to GlaxoSmithKline option, if exercised, to assume development and commercialization with Human Genome Sciences.

  ABARELIX PROGRAM

    Abarelix has potential use in treating diseases that respond to the reduction of testosterone, a male hormone, and estrogen, a female hormone. Examples of these diseases include prostate cancer, endometriosis, uterine fibroids, breast cancer, benign prostatic hypertrophy, polycystic ovarian disease, infertility and precocious puberty. Treatments that reduce testosterone or estrogen through the use of drugs, known as hormonal therapy, result in a therapeutic benefit to the patient suffering from these diseases.

    Currently available hormonal therapies act by overstimulating the GnRH receptor, located on the pituitary gland, a small gland in the center of the brain. Overstimulation of the pituitary GnRH receptor causes the GnRH receptor to completely shut down after approximately three weeks. However, this overstimulation leads to increased production of the hormones luteinizing hormone, or LH, and follicle stimulating hormone, or FSH. The increased levels of LH then cause an initial surge of testosterone from the testes in males and a surge of estrogen from the ovaries in females. The temporary surge in hormone levels may result in a worsening, or flare, of the disease for which the patient takes the therapy. Only after several weeks following administration of these hormonal therapies does the GnRH receptor shut down and the desired reduction of hormonal levels occur. With continued treatment with currently available hormonal therapies, testosterone levels and LH levels remain lowered while FSH levels return to pretreatment levels. The role of FSH in prostate cancer is not fully understood. Recent scientific studies suggest that FSH may play a role in stimulating prostate cancer cell growth. Due to the testosterone surge, current hormonal therapies, such as Lupron Depot, marketed by TAP Pharmaceuticals Inc., and Zoladex, marketed by AstraZeneca Pharmaceuticals, have precautionary labeling about the hormone-induced flare. The FDA mandates this precautionary labeling, and the drug labels and packaging for these currently available drugs must prominently include the precautionary labeling to protect patients and avoid the use of the drugs in patients who are at risk for developing life-threatening conditions as a result of the disease flare.

    In contrast, abarelix has a blocking, or antagonist, effect on the GnRH receptor. Abarelix rapidly shuts off the production of LH and FSH and, consequently, rapidly reduces the patient's levels of testosterone or estrogen. With abarelix, unlike commercially available hormonal therapies, there is no increase in hormonal levels before achieving the desired hormone level reduction. Furthermore, FSH levels remain lowered over time with continued treatment with abarelix further distinguishing it from currently available hormonal therapies. Results of our prostate cancer and endometriosis clinical trials demonstrate that abarelix rapidly inhibits hormone production without the initial surge in hormone levels.

    Our most advanced programs involve the development of abarelix depot for the treatment of diseases exacerbated by testosterone in men or estrogen in women. We believe abarelix depot represents the first commercially viable sustained release formulation of an important class of compounds known as GnRH antagonists.

    ABARELIX DEPOT--PROSTATE CANCER

    BACKGROUND. Prostate cancer is one of the most commonly diagnosed cancers in men. The American Cancer Society estimated that approximately 180,000 new diagnoses of, and 32,000 deaths from, prostate cancer would occur in the United States in 2000. In nearly all newly diagnosed prostate cancer patients, the cancerous cells require androgens, including testosterone and its derivatives, for growth. Androgens stimulate the growth of the cancerous cells. Since androgens stimulate the growth of the cancerous cells, this stage of prostate cancer is commonly referred to as hormonally responsive prostate cancer. Approximately 40% of newly diagnosed patients have prostate cancer that has spread beyond the prostate gland, referred to as non-localized prostate cancer. Patients at this stage generally receive long-term hormonal therapy. The goal of this therapy is to reduce testosterone to low levels,

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
leading to inhibition of prostate cancer cell growth. The remaining 60% of patients, whose prostate cancer is localized and generally hormone-responsive, are increasingly receiving hormonal therapy in addition to other therapies, such as radiation therapy, including radioactive seed implantation to the prostate gland. The worldwide market for hormonal prostate cancer drugs was approximately $2.4 billion in 1999, according to the IMS Health's Global Services' Midas database.

    To date, we have focused primarily on the development of abarelix depot as a treatment for hormonally responsive prostate cancer. Abarelix depot is a sustained release formulation of abarelix that enables abarelix to be administered once every four weeks following the first four weeks of administration, during which time an additional injection is given on day 15. Our pivotal phase III studies demonstrate that abarelix depot reduces the time required to achieve therapeutically low testosterone levels without the testosterone surge and the resulting symptoms. Abarelix depot, if approved for marketing, will be the first commercially available GnRH antagonist in a sustained delivery formulation for the acute and chronic management of patients with prostate cancer.

    The surge of testosterone associated with available hormonal therapies may last as long as three weeks before the intended medical effect of reduced testosterone levels takes place. In an attempt to mitigate the flare, many practicing physicians prescribe additional drugs, known as anti-androgens. Anti-androgens, such as Casodex, marketed by AstraZeneca Pharmaceuticals, are oral drugs given one-to-three times a day. Anti-androgens function by interfering with the effect of testosterone at the cellular level but do not reduce circulating testosterone levels or the initial surge in hormone levels associated with currently available hormonal therapies. This additional therapy may be only partially effective in reducing some of the undesirable effects of the flare. In addition, anti-androgen therapy may cause various side effects, including liver damage, breast enlargement, lung dysfunction and gastrointestinal distress. Finally, Medicare generally does not reimburse the costs of anti-androgens. This means that many patients may not receive the potential benefit of anti-androgens.

    In our pivotal phase III safety and efficacy studies of over 500 patients, none of the patients treated with abarelix depot experienced a testosterone surge. In contrast, more than 80% of patients treated with Lupron Depot alone or in combination with Casodex experienced a sustained testosterone surge. A major reason for using anti-androgens in clinical practice is to mitigate the surge and avoid the subsequent flare. We believe that the results of our clinical studies may lessen the perceived need to use anti-androgens because the use of abarelix depot alone avoids the surge.

    Some patients with advanced-stage hormonally responsive prostate cancer are at higher risk of serious harm resulting from the testosterone surge. Based upon our studies, these patients constitute approximately 15% of all non-localized prostate cancer patients. In these patients, the testosterone surge may lead to urinary blockage, worsening pain, kidney failure, paralysis and nerve damage due to spinal cord compression, and even death. FDA mandated drug product labels specifically warn against the use of available hormonal therapy in patients with the potential for developing worsening neuropathic function, including paralysis, due to spinal metastases, worsening of kidney and urinary function, and worsening of bone pain due to secondary bone metastases. In these cases, patients may require immediate surgical removal of the testes to both rapidly reduce testosterone levels and avoid the testosterone surge. Based upon our analysis of our clinical studies, we believe that abarelix depot may have the potential to provide a non-surgical alternative for these patients. A significant portion of patients who do not have confirmed spinal tumors are still at risk for developing life-threatening conditions as a result of the disease flare. We believe that both physicians and patients will prefer a treatment option that eliminates the potential risks of a clinical flare response.

    ABARELIX DEPOT--PROSTATE CANCER CLINICAL STUDIES. We submitted to the FDA an NDA comprised of comprehensive safety and efficacy data in December 2000 to support marketing approval of abarelix depot for the treatment of prostate cancer. Our submission included data from two pivotal phase III safety and efficacy studies for the treatment of hormonally responsive prostate cancer, one pivotal phase III safety study, an ongoing phase III study in advanced metastatic prostate cancer patients, as

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
well as previously completed phase I and phase I/II studies with abarelix depot. In January 2001, the FDA informed us that it had accepted and filed the NDA and had granted the filing priority review.

    In November 1999, we completed two pivotal phase III clinical trials of abarelix depot for the treatment of hormonally responsive prostate cancer. The first phase III clinical trial was a 269 patient study comparing abarelix depot to Lupron Depot. This study compared the safety of both drugs and the ability of both drugs to reduce testosterone levels. The second phase III clinical trial was a 251 patient study comparing the safety and efficacy of abarelix depot to the combination therapy of Lupron Depot plus Casodex.

    The graphs below illustrate results from our two phase III safety and efficacy clinical trials. The two graphs on the left show the surge of testosterone and the many days required to achieve therapeutically low levels of testosterone experienced in patients treated with Lupron Depot. In contrast, the two graphs on the right show that patients treated with abarelix depot rapidly achieve therapeutically low levels of testosterone with no initial testosterone surge.

                           MEDIAN TESTOSTERONE LEVELS

[Four graphs showing testosterone levels in prostate cancer patients treated with either abarelix depot, Lupron Depot or Lupron Depot plus Casodex over the first month of treatment.]

------------------------

* p less than 0.001 when compared to abarelix depot

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
    In addition to well-defined safety parameters, these studies had three prospectively defined primary endpoints:

    - the demonstration of the benefit of abarelix depot compared to Lupron Depot and Lupron Depot plus Casodex in avoiding or eliminating the testosterone surge;

    - the demonstration of the benefit of abarelix depot compared to Lupron Depot and Lupron Depot plus Casodex in rapidly achieving therapeutically low testosterone levels, based on a measurement of testosterone levels on the eighth day following treatment; and

    - the demonstration of the similarities of abarelix depot to Lupron Depot and Lupron Depot plus Casodex in achieving and maintaining therapeutically low testosterone levels through 85 days of treatment.

    To demonstrate the benefit of abarelix depot compared to Lupron Depot and Lupron Depot plus Casodex in avoiding or eliminating the testosterone surge, we measured testosterone levels prior to and throughout the first week of treatment. In our clinical studies, we define testosterone surge as a 10% or greater increase in testosterone levels above pre-treatment levels. None of the abarelix depot treated patients demonstrated a testosterone surge based on two measurements during the first week of treatment. In contrast, more than 80% of patients treated with Lupron Depot and Lupron Depot plus Casodex experienced elevations in testosterone levels greater than 10% above baseline.

    To demonstrate the benefit of abarelix depot compared to Lupron Depot and Lupron Depot plus Casodex in rapidly achieving therapeutically low testosterone levels, we measured testosterone levels on the eighth day of treatment. We observed that approximately 70% of the abarelix depot treated patients achieved therapeutically low testosterone levels by the eighth day of treatment. In contrast, none of the patients treated with either Lupron Depot or Lupron Depot plus Casodex had achieved therapeutically low testosterone levels on the eighth day. To demonstrate the similarity of abarelix depot to Lupron Depot and Lupron Depot plus Casodex in achieving and maintaining therapeutically low testosterone levels through 85 days of treatment, we measured serum testosterone levels frequently throughout the 85 days of treatment. We observed that greater than 90% of the patients, regardless of the treatment that we administered, were able to achieve and maintain therapeutically low testosterone levels from day 29 through day 85.

    From a safety perspective, patients have tolerated treatment with abarelix depot well to date. We observed some adverse reactions in patients during our abarelix depot studies, including allergic reactions and temporary and reversible elevation of some liver enzymes. We expected these reactions and observed them with similar frequency in patients taking Lupron Depot and Lupron Depot plus Casodex in our clinical studies.

    We believe that the collective data from all of our clinical studies will support the goals we summarized above. In addition, we believe that these findings will result in product labeling that is consistent with the absence of an initial testosterone surge.

    In further support of the safety of abarelix depot, we and our corporate collaborator, Amgen, conducted a separate pivotal phase III safety study comparing abarelix depot to Lupron Depot in 582 patients. The primary objective of this study was to gain more patient exposure to confirm the safety of abarelix over a six-month course of therapy. The results of this safety study are consistent with previous studies and will supplement existing patient drug exposure data. We included these results in our NDA.

    In addition, we are testing abarelix depot in an ongoing phase III clinical trial to evaluate its use in patients with advanced prostate cancer where the use of current hormonal therapies could result in a life-threatening disease flare. The goal of this study is to demonstrate that abarelix depot provides a medical alternative to immediate surgical removal of the testes for this high risk population. We have been monitoring these patients' prostate specific antigen, or PSA, levels as part of our evaluation. PSA

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
is a widely used screen for identification of patients with prostate cancer. Although the FDA does not accept PSA levels for its approval purposes, physicians monitor a patient's progress based on PSA levels over time. We observed an immediate decrease in median PSA levels in patients with advanced prostate cancer that we treated with abarelix depot. The graph below depicts the decrease in median PSA levels that we observed in 42 patients participating in this study:

[Bar graph depicting reduction in PSA levels in response to abarelix depot therapy over a twelve week period.]

    Our corporate collaborator Sanofi-Synthelabo is conducting a 176 person study in Europe comparing the safety and efficacy of abarelix depot to Zoladex plus Casodex. Based on our initial analysis, we believe the results of this study are consistent with the safety and efficacy results we observed in our two pivotal phase III studies described above.

    We also included supporting data from earlier abarelix depot clinical trials in our NDA. In June 1999, we completed a 3-month, 263 patient phase I/II clinical study of abarelix depot for the treatment of hormonally responsive prostate cancer. The study also included an additional 33 patients who received Lupron Depot or Zoladex with or without anti-androgens. This study evaluated safety and efficacy parameters similar to those measured in our pivotal phase III studies. We believe that the results of this study are consistent with and further support the conclusions and interpretations of our pivotal phase III studies.

    In addition, in December 1998, we concluded a 36 patient phase I/II clinical trial of abarelix in patients with locally confined prostate cancer prior to radiation therapy or surgical removal of the prostate. In this study, we administered abarelix continuously in an injectable liquid formulation rather than a depot formulation. This clinical trial evaluated safety parameters, the rate of prostate gland volume reduction and reduction of testosterone levels. We believe, based upon analysis of the data from this study, that abarelix substantially reduces the volume of the prostate gland within one to three months of commencing treatment and reduces testosterone levels within several days. These safety results are also consistent with our pivotal phase III studies.

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
    ABARELIX DEPOT--ENDOMETRIOSIS

    BACKGROUND. We also are developing abarelix depot for the treatment of endometriosis. We believe that abarelix depot, if it receives FDA approval for marketing, will be the first commercially available GnRH antagonist in a sustained delivery formulation for the rapid and sustained reduction of pain associated with endometriosis through estrogen suppression. We have fully enrolled 365 patients in a phase II/III study that compares the safety and efficacy of abarelix depot to Lupron Depot with respect to the ability to provide pain relief and rapid estrogen suppression. This study includes a 24-week treatment period and a 12-month follow-up period. An interim analysis of the study results is currently in progress. We and Amgen will determine the timing of the next pivotal trial of abarelix for the treatment of endometriosis following meetings with the FDA.

    Endometriosis is a condition where endometrial tissue grows beyond the uterine lining, most often on the surfaces of organs in the pelvic cavity. Endometrial tissues, regardless of location in the body, respond to the normal menstrual cycling of women. When the location of the endometrial tissue prevents the appropriate sloughing of tissue that normally occurs during menstruation, inflammation, gastrointestinal symptoms and internal scarring occurs. This causes, among other things, pain, fatigue, heavy menstrual bleeding, painful sexual intercourse and infertility. On rare occasions, these displaced endometrial tissues may even cause bleeding in distant organs, such as the lungs. Each year, approximately 300,000 women are diagnosed with endometriosis in the United States. An estimated 5.5 million females in the United States and Canada suffer from endometriosis. In addition, as a result of increased awareness of female health, we believe that the number of patients diagnosed with and treated for endometriosis will increase.

    Existing treatments for endometriosis include the use of pain management medications, birth control pills and hormonal therapies, of which Lupron Depot and Zoladex are the most commonly used. The use of current hormonal therapies to suppress estrogen production causes an initial estrogen surge in women. Lupron Depot, Zoladex and other drugs that act in a similar way include FDA mandated drug product labels warning against the adverse effects associated with an estrogen surge. These labels can include warnings for the worsening in the signs and symptoms of endometriosis, which include pain, cramping and excessive bleeding, the risk of tumor flare in breast cancer and the development of ovarian cysts. Our initial studies show that abarelix depot causes a more rapid reduction of estrogen levels and associated relief of menstrual associated pain compared to Lupron Depot. In addition, there is no estrogen surge associated with the use of abarelix.

    ABARELIX DEPOT--ENDOMETRIOSIS CLINICAL STUDIES. To date, we have completed a phase I/II study of 40 women with confirmed endometriosis using abarelix depot and patient enrollment is complete in a 365 patient, phase II/III study. In these studies, we administered an injection of abarelix depot once every four weeks. In the phase I/II study, we compared various doses of abarelix depot to the standard dose of Lupron Depot. Patients receiving Lupron Depot therapy experienced estrogen surges that required several weeks to reach therapeutically low levels. Furthermore, patients receiving Lupron Depot therapy had more frequent episodes of endometriosis-associated menstrual pain during the first month of treatment compared to patients receiving abarelix depot. Patients have tolerated treatment with abarelix depot well in this study.

    To date, the safety profile for abarelix depot for the treatment of endometriosis is consistent with the safety profile that we have observed in the clinical studies of abarelix depot for the treatment of prostate cancer described above. As expected, we observed some adverse reactions in patients during our studies of abarelix depot and Lupron Depot, including temporary and reversible irritation at the injection site and temporary and reversible elevation of some liver enzymes. In addition, the use of hormonal therapies that lower estrogen levels, including abarelix depot, can result in bone mineral density loss.

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
    The graphs below illustrate the results of patients treated with either abarelix depot at a dose of 120 milligrams or Lupron Depot through four weeks of treatment. In contrast to the Lupron Depot patients, who experienced an estrogen surge following injection and a resulting increase in pelvic area pain associated with menstrual bleeding during the third and fourth weeks of treatment, patients treated with abarelix depot experienced a rapid reduction of estrogen levels without the initial surge, and a rapid elimination of pelvic area pain associated with menstrual bleeding during the third and fourth weeks of treatment.

           ESTROGEN LEVELS AND PELVIC PAIN IN ENDOMETRIOSIS PATIENTS
                  TREATED WITH ABARELIX DEPOT OR LUPRON DEPOT

[Four Graphs depicting estrogen levels and pelvic pain in endometriosis patients treated with abarelix depot compared to patients treated with Lupron Depot over time.]

    ADDITIONAL INDICATIONS FOR ABARELIX

    We believe that abarelix can treat other diseases where hormone reduction is a goal of therapy, including benign prostatic hypertrophy, breast cancer and uterine fibroids. We have not yet begun clinical trials of abarelix for these diseases.

    An estimated ten million men over the age of 50 in the United States have benign prostatic hypertrophy, symptoms of which include impaired urinary flow and, in the most severe cases, urinary retention. These symptoms are in part related to the fact that the prostate gland continues to enlarge with age. We believe that approximately 25% of patients with this disease could benefit from a reduction in the size of the prostate gland. Based on data from our phase II clinical trial of abarelix, in which urinary problems in prostate cancer patients were assessed, we believe that abarelix may be useful in treating urinary symptoms associated with diseases of the prostate gland.

    The American Cancer Society estimated that there would be approximately 182,800 newly diagnosed cases of, and 40,800 deaths from, invasive female breast cancer in the United States in 2000. Approximately one-third of all newly diagnosed patients are pre-menopausal, and in many of these cases, estrogen stimulates the growth of the breast cancer. Studies of patients taking current hormonal therapies, such as Zoladex, suggest that these therapies are beneficial due to their ability to suppress estrogen. The FDA has approved the marketing of Zoladex for this use. We believe abarelix has the potential to treat female breast cancer and reduce estrogen levels rapidly and without an estrogen surge.

    Other conditions in which hormone reduction is an accepted goal of therapy include uterine fibroids, polycystic ovarian disease, infertility and precocious puberty. Approximately ten million women in the United States suffer from uterine fibroids, which are benign enlargements of the uterus. In addition, an estimated three million women in the United States suffer from polycystic ovarian disease, a disease characterized by excessive hormonal production caused by ovarian cysts.

  LATRANAL

    We are developing Latranal, a drug formulation applied to the skin over an area of localized muscle, tendon or neuropathic-related pain for pain relief. Pain, whether associated with injury, illnesses or the general aging process, remains one of the most serious and poorly treated afflictions. Worldwide, consumers spend approximately $9.5 billion annually on all medications for pain management. The cost of pain-related issues to society is significant. For example, in the United States, back pain is the single largest reason for lost days of work. The needs of pain sufferers, especially those suffering from chronic pain conditions, are generally poorly met. We estimate that there are several million individuals suffering from chronic pain in the United States, Europe and Japan who are experiencing minimal to no relief from currently available treatment options, including prescription pain medications.

    Latranal is a proprietary topical formulation made from two generically available compounds. Both of these compounds have been in use as oral formulations for extended periods of time and have demonstrated acceptable safety profiles for their intended uses. One of these compounds affects nerve action and the other has muscle relaxant properties. Through a license from Pharmaceutical Applications Associates, we obtained rights to the patents filed on this drug formulation and its use as a treatment for pain. Pharmaceutical Applications Associates discovered that the combination of these two compounds, when applied to the skin, may result in localized pain relief. To date, the clinical observations by Pharmaceutical Applications Associates of over 100 patients suggest that relief of localized muscle, tendon or neuropathic-related pain can occur with the use of this drug combination.

    We completed a phase Ia and phase Ib safety study of Latranal with 42 healthy volunteers in August 2000 under our IND. We observed no serious side effects due to the drug in these studies. We initiated a phase II safety and efficacy study and began dosing patients with Latranal in this randomized, placebo controlled study in January 2001. We intend to enroll 300 patients suffering from chronic lower back pain in this study. We expect to have interim results of this study during the third quarter of 2001.

  APAN

    We are developing Apan for the treatment of Alzheimer's disease. Alzheimer's disease affects an estimated four million people in the United States, according to a 1998 report issued by the National Institute of Aging. According to the Alzheimer's Association, Alzheimer's disease is expected to become increasingly prevalent as the population ages. Current therapies provide temporary relief for some of the symptoms of Alzheimer's disease but do not affect the progression of the disease itself.

    A hallmark of Alzheimer's disease is the accumulation of plaque-like deposits in brain tissue. A major component of this plaque is a small peptide called beta-amyloid. Over the past several years, a large body of clinical, biochemical and genetic evidence has emerged suggesting that the aggregation of beta-amyloid peptide is the underlying cause of Alzheimer's disease. This body of evidence has led to the widely held theory that when single beta-amyloid molecules aggregate they become toxic to nerve cells, and that this toxicity leads to the development and progression of Alzheimer's disease. We used our LEAP technology to select Apan to interfere with this aggregation process.

    We have shown that Apan specifically inhibits the aggregation of beta-amyloid and prevents the associated nerve cell toxicity in preclinical experiments. In addition, we have shown in rats and mice that Apan reaches the brain in quantities that we believe are sufficient to block the aggregation of beta-amyloid molecules and alter the course of the disease. Recent studies in transgenic mice that develop human Alzheimer's disease plaques in their brains suggest that Apan can mobilize beta-amyloid. Alzheimer's disease, and the associated accumulation of beta-amyloid in the brain, is often thought of as a defect in the ability to clear beta-amyloid from the brain to the cerebro-spinal fluid, or CSF. Both humans and transgenic mice with Alzheimer's disease plaques show increased levels of beta-amyloid in the brain and decreased levels in the CSF as the disease progresses. In contrast, transgenic mice treated with Apan show significant increases in beta-amyloid levels in the CSF, indicating that Apan is able to mobilize beta-amyloid in the brain and may be facilitating its clearance.

    We have completed preliminary good laboratory practice toxicology studies of Apan and filed our IND for Apan in December 2000. We expect to initiate a normal volunteer, phase I clinical trial of Apan during the first quarter of 2001, contingent upon any additional requests from the FDA prior to the commencement of the trial.

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
  APAN-CH

    While our studies show that Apan can mobilize beta-amyloid and potentially prevent its initial accumulation in the brain, we are also pursuing a complementary therapeutic strategy that attempts to remove existing plaque from the Alzheimer's disease-affected brain. Recent published studies show that stimulating an autoimmune response to beta-amyloid through vaccination of transgenic mice can effect the removal of Alzheimer's disease plaques from the brains of these mice. These studies indicate that cells of the immune system can function to take up and remove plaques in the brain. Using natural peptide ligands that bind to Alzheimer's disease plaques, we have created proprietary fusion proteins between these ligands and sequences from proteins of the immune system. We have shown that these fusion proteins, that we refer to as Apan-CH, bind to Alzheimer's disease plaques with high specificity and affinity. Studies are ongoing to determine if Apan-CH plays a role in the removal of Alzheimer's disease plaques.

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
  CCR5 ANTAGONIST

    Recent studies identified groups of individuals who are resistant to HIV infection despite multiple exposures to the AIDS virus. Genetic characterization of these individuals revealed that they have mutations in the CCR5 gene which prevents the expression of the CCR5 protein, yet they remain healthy. The AIDS virus uses the CCR5 protein as a point of entry into T cells, which are a part of the human immune system. Taken together, these studies identify CCR5 as an ideal drug target for AIDS therapy, as CCR5 is necessary for HIV infection, but appears not to be required for human health. Through our collaboration with Human Genome Sciences, we have licensed certain rights to CCR5 as a disease target. Using our LEAP technology, we have discovered potent ligands against CCR5 that may act as inhibitors of HIV entry into T cells.

  PPI 3088

    Nuclear Factor-kB, or NF-kB, is an inducible transcription factor identified as a central mediator of inflammation in a number of diseases, including rheumatoid arthritis, inflammatory bowel disease and lupus. NF-kB receives signals from sources outside the cell such as viral and bacterial infection, tumor necrosis factor, or TNF, interleukin-L, or IL-1, oxidative stress and other forms of tissue damage. When it receives these signals, NF-kB activates an inflammatory cascade that leads to tissue damage and disease progression. We have identified peptides that have been shown in laboratory experiments to penetrate cells and inhibit NF-kB, thereby arresting inflammation in several animal disease models. We believe that one or more of these peptides may be superior to other anti-inflammatory molecules because in laboratory experiments they suppress the entire inflammatory cascade rather than just targeting single inflammatory molecules, such as TNF or IL-1, as some existing drugs do.

  ANDROGEN RECEPTOR ANTAGONIST

    Because testosterone and other hormones are growth factors for prostate cancer cells, hormone-lowering therapy is a safe and effective treatment for patients with hormone-dependent prostate cancer. However, a significant number of patients eventually progress to a condition known as hormone-independent prostate cancer, where the prostate cancer cells no longer need testosterone and other hormones to grow and, as a consequence, hormone-lowering therapies are ineffective. Genetic studies in these patients reveal that most of them have accumulated mutations in the gene encoding the Androgen Receptor, or AR, allowing it to function in the absence of testosterone and indicating that the AR is central to the growth of prostate cancer cells. Using our LEAP technology, we have discovered ligands that bind to the AR and prevent it from functioning, providing the basis for new drugs to treat hormone-independent prostate cancer. If successful, the use of these drugs could be expanded to treat prostate cancer at all stages.

  ENDOMETRIOSIS DIAGNOSTIC

    Considering that an estimated 5.5 million females in the United States and Canada suffer from endometriosis, and that only approximately 300,000 women are actually diagnosed with the disease in the United States, we believe a diagnostic test is critical to better identify, assess and treat those who suffer from the disease. Currently, endometriosis is diagnosed by a relatively painful and expensive invasive procedure called laparoscopy. We are developing a simple, non-invasive endometriosis diagnostic test based on the immune response of disease sufferers. Significant differences in immune responses have been observed in women with endometriosis, and these differences are thought to be the underlying cause of the disease. Using the proteomics component of our LEAP technology, we are identifying proteins that underlie the differences in immune responses between diseased and non-diseased individuals. These proteins could prove useful to diagnose individuals with the disease and identify candidates for treatment with abarelix depot, as well as assisting in the further understanding of the disease process.

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
OUR TECHNOLOGY

    We developed our technologies to overcome the limitations of existing drug discovery and delivery methods. We believe that these technologies present significant commercial potential for drug discovery and drug formulation.

  LEAP

    Our proprietary method for discovering drugs is based on a unique system that combines the power and diversity of biological selection with the favorable drug-like properties added using medicinal chemistry. We call this process Ligand Evolution to Active Pharmaceuticals, or LEAP. We believe LEAP is superior to traditional methods of drug discovery that are limited by the number of compounds that the traditional methods can make and test mechanically. In a typical LEAP selection process, we can examine more than a trillion molecules in a few months. By contrast, conventional screening and medicinal chemistry permit the examination of fewer than one million molecules with equivalent resources and require more time.

    In the case of abarelix, LEAP allowed us to take a peptide ligand encoded in the human genome and convert that peptide into a drug. GnRH is a natural peptide ligand that binds to GnRH receptor on the pituitary gland triggering the production of LH, which, in turn, triggers the production of testosterone. We used LEAP to evolve GnRH into abarelix, a drug that binds to the same receptor target, but blocks the production of LH.

    If a ligand from the human genome is not available, we can select one encoded in a synthetic gene library using a process we call biological evolution. This process involves the natural selection of the best ligand from a pool containing billions of natural peptides in a biological system. We can carry out this process in repeated cycles, selecting ligands based on their functions. We then modify the selected ligand using a unique process that we call chemical evolution. Chemical evolution is powerful because we can make pools of thousands of diverse molecules based on the structure of the selected ligand and composed of synthetic building blocks. We then select the best molecules from these pools and identify them through our unique application of the technology called mass spectrometry. These molecules can behave like drugs, because they bind to their target like natural peptides and have the characteristics of an effective drug.

  REL-EASE

    We can further enhance the clinical utility of our drug candidates by formulating the drugs with our proprietary sustained release technology, Rel-Ease. For example, using Rel-Ease technology, we are able to formulate abarelix in such a way that a physician only needs to administer it once every four weeks because Rel-Ease continuously releases the drug in the body over that period of time. In many cases, infrequent injections of a drug in a sustained release formulation are more desirable than oral administration due to patient compliance, convenience or reimbursement issues. We have formulated a variety of molecules with Rel-Ease technology and believe that Rel-Ease may be useful for formulating drugs we discover and develop using our LEAP technology.

    We believe we can also use Rel-Ease to produce improved formulations and create sustained release formulations of approved drugs. Many drugs that have been approved are not used widely because they require frequent injections to be effective. We believe Rel-Ease could transform drugs requiring multiple injections per day into drugs requiring dosing between once-a-week and once every four weeks, increasing the use and adding value to these drugs. In addition, because these drugs have already been approved for use in humans, the development hurdles for gaining market approval of improved and sustained release formulations may be lower.

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
  MASTRSCREEN

    MASTRscreen is our proprietary, rapid and efficient screening procedure that identifies and evaluates ligands for the most successful class of drug targets, known as G-protein coupled receptors. The GnRH receptor is a member of this class of receptors. We developed MASTRscreen in connection with our abarelix program, and it was instrumental in the selection of abarelix from pools of modified peptides. MASTRscreen is useful because of its sensitivity to low concentrations of screened material, easily measurable endpoints and adaptability to various screening systems.

  ALZHEIMER'S DISEASE DRUG TESTS

    Our proprietary procedures for testing beta-amyloid aggregation measure the aggregation of beta-amyloid and the ability of candidate molecules to prevent the aggregation process. We used these testing procedures in the identification of Apan. In addition, these testing procedures formed the basis of our collaboration with Boehringer, which was aimed at developing orally administered drugs to treat Alzheimer's Disease.

RESEARCH AND DEVELOPMENT

    As of December 31, 2000, we had a total of 93 employees dedicated to research and development for abarelix and our other products. In 1998, we established the Provid Research division to further extend our drug development technologies. Our Provid Research division had 16 employees as of December 31, 2000. We intend to consolidate the Provid Research division with our Massachusetts operations when we move to our new corporate headquarters and research facilities in the spring of 2001.

    We have spent substantial funds over the past three years to develop abarelix and our other potential drug candidates and expect to continue to do so in the future. We spent approximately $15.0 million in 1997, $33.7 million in 1998, $48.8 million in 1999 and $37.0 during the nine months ended
September 30, 2000 on research and development activities.

CORPORATE COLLABORATIONS

  AMGEN INC.

    Effective March 1999, we entered into an agreement with Amgen for the research, development and commercialization of abarelix products in the United States, Canada, Japan and other countries that the Sanofi-Synthelabo collaboration does not cover. Under the terms of the Amgen agreement:

    - We could receive from Amgen up to $25.0 million in signing and performance-based payments. We have received $10.0 million to date, representing the minimum amount payable under the Amgen agreement. We are recognizing this amount as revenue over the period through December 2001, during which time we are obligated to participate on a continuing and substantial basis in the research, development and manufacturing process development of abarelix products. The remaining $15.0 million is payable upon FDA approval of an NDA relating to abarelix.

    - Amgen agreed to pay the first $175.0 million of all authorized costs and expenses associated with the research, development and commercialization of abarelix products in the United States. Amgen fulfilled this initial $175.0 million funding commitment during the third quarter of 2000. Following Amgen's completion of this funding, we became responsible for one-half of all subsequent United States research and development costs for abarelix products through the launch period. Additionally, we must reimburse Amgen for one-half of the costs associated with establishing a sales and marketing infrastructure for abarelix products in the United States. In

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
      general, we will receive a transfer price and royalty based upon an equal sharing of the resulting profits on sales of abarelix products in the United States.

    - All program expenses in Amgen's licensed territory outside the United States will be borne by Amgen, and we will receive a royalty on net sales of abarelix products in those territories.

    - Amgen will provide us with a line of credit not to exceed $150.0 million through 2002, pursuant to definitive agreements to be mutually agreed upon. Under the line of credit, subject to various conditions each year, we will be permitted to draw down a maximum of $75.0 million in 2001, and in 2002, the remaining balance of the line of credit available after all previous drawdowns. For each drawdown in 2002, we must demonstrate a cash flow need reasonably acceptable to Amgen and meet various other specified conditions, including conditions relating to the commercial sale of abarelix. The loan will be interest-bearing, secured by receivables relating to the abarelix products and must be repaid by 2008.

    Through September 30, 2000, we have recognized approximately $80.0 million of revenues under the Amgen agreement.

    We have granted Amgen exclusive manufacturing and commercialization rights for abarelix products for all indications in the licensed territories. During the second quarter of 2000, Amgen assumed manufacturing responsibility for abarelix products, with the exception of the depot formulation, pursuant to the terms of the Amgen agreement. Subject to the terms of the agreement, we have retained manufacturing responsibility for the depot formulation of abarelix. In addition, under the terms of the Amgen agreement, we transferred the final decision-making authority for the abarelix endometriosis indication to Amgen during the third quarter of 2000.

    Also, under our agreement with Amgen, Amgen has a right of first offer and last refusal as to any disposition by us to a third party of an interest in any product which is intended to be sold to urologists or gynecologists.

    The agreement terminates when the last patent right included in the abarelix technology expires. Following the expiration of the agreement, Amgen will have a fully paid, compensation free, perpetual, exclusive license under the abarelix technology to manufacture and commercialize the abarelix products resulting from the collaboration in the licensed territory. We or Amgen may terminate the agreement for material breach by the other. Amgen may also terminate the agreement on 90 days notice or if the results of any clinical trial of abarelix materially harms its commercial prospects. If Amgen terminates the agreement for material breach by us, then Amgen retains all licenses granted under the agreement, subject to continued payment to us of all costs and royalty payments due under the agreement.

  SANOFI-SYNTHELABO

    In May 1997, we entered into a license agreement with Sanofi-Synthelabo, one of the largest pharmaceutical companies in Europe with a significant urological franchise, for the development and commercialization of abarelix products in specific territories including Europe, Latin America, the Middle East and various countries in Africa.

    Sanofi-Synthelabo agreed to pay us up to $64.6 million in signing and performance-based payments, approximately $5.0 million of the costs and expenses for the development in the United States of abarelix products for prostate cancer, and approximately 25% of all United States costs and expenses for the development of abarelix products for endometriosis and uterine fibroids and any other products approved by a joint development committee. Of the $64.6 million, we are recognizing the $4.7 million initial payment over the period through December 2001, which is the period during which we are obligated to participate on a continuing and substantial basis in the research, development and manufacturing process development of abarelix products. If we choose to develop abarelix products for additional applications that the joint development committee does not approve, we must carry out development activities for those additional applications at our own expense. If the joint development committee subsequently approves the additional application that we are developing independently, we and Sanofi-Synthelabo will share equally the overall costs and expenses for the program. Sanofi-Synthelabo will pay all costs and expenses associated with obtaining regulatory approvals in their territory for any products approved by the joint development committee. Through September 30, 2000, we have recognized a total of approximately
$32.4 million of revenues under the agreement. In addition, in connection with the agreement, Sanofi-Synthelabo purchased $10.0 million of common stock and warrants to purchase common stock.

    Under the agreement, Sanofi-Synthelabo has co-development rights with us, and exclusive marketing and distribution rights, for abarelix products for all indications in the licensed territories. We retain manufacturing rights and must supply Sanofi-Synthelabo with abarelix products in the licensed territories. Sanofi-Synthelabo pays us a transfer price for abarelix products that varies based on sales price and sales volumes.

    The agreement expires, and the licenses we granted to Sanofi-Synthelabo become fully paid, perpetual and royalty free, on a country-by-country basis, when the last patent licensed in that country expires. If no licensed patents cover an abarelix product in the country, the license becomes fully paid up, perpetual and royalty free, ten years after the date of regulatory approval for the marketing and sale of the abarelix product in that country.

    We or Sanofi-Synthelabo may terminate the agreement for material breach by the other. If Sanofi-Synthelabo terminates the agreement for material breach or default by us, other than a breach of our supply obligations, the license granted to Sanofi-Synthelabo would become fully paid, perpetual and royalty free and Sanofi-Synthelabo would have a fully paid, perpetual and royalty free license of all manufacturing protocols, know-how and related information and data necessary to enable it to develop and make licensed products in the licensed territory from and after the effective date of the termination. Sanofi-Synthelabo also may terminate the agreement as to an abarelix product for the treatment of a particular disease in any country within the licensed territories if the results of clinical trials of the product for that disease in that country materially impair the product's commercial prospects for that disease application. In addition, Sanofi-Synthelabo may terminate if annual sales in that country of a competitor's product containing the same GnRH antagonist as the abarelix product in a delivery system exceeds more than a specified percentage of annual sales of the abarelix product in that country. Sanofi-Synthelabo also may terminate the agreement within nine months after first becoming aware of any of various specified adverse circumstances or events relating to the patentability of abarelix products or the Rel-Ease formulation. The right to terminate in this situation includes a reasonable determination by Sanofi-Synthelabo that it is not reasonably likely that a European patent will issue covering abarelix or Rel-Ease.

  HUMAN GENOME SCIENCES, INC.

    In January 2000, we entered into an agreement with Human Genome Sciences for the discovery, development and commercialization of compounds targeted to two proprietary genomic targets that Human Genome Sciences has identified. The first of these targets is CCR5, a human protein the AIDS virus uses to infect human cells. Under the agreement, we will use LEAP to make drugs targeted to these molecules. We will jointly develop clinical drug candidates with Human Genome Sciences on an equal cost and profit sharing basis, unless a pre-existing option that Human Genome Sciences granted to GlaxoSmithKline applies to the drug candidate and GlaxoSmithKline exercises the option. In that case, or if we so elect as to a drug candidate as to which the GlaxoSmithKline option does not apply or has not been exercised, we will have no obligation to participate in any development costs, and we will be entitled to royalties and performance-based payments instead of a profit share. If, instead of an equal share of profits, we are entitled to royalties and performance-based payments, the performance-based payments would be payable upon occurrence of specified regulatory approval-related events; the

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
obligation to pay us royalties would terminate on a country-by-country and product-by-product basis on the later of the expiration of the last applicable licensed patent in that country or ten years after the first country-wide launch of the product in that country. We cannot assure you as to whether or when any drug candidate will be identified and successfully developed and commercialized under the agreement and, accordingly, we cannot predict the potential value, if any, of the agreement to us.

  BOEHRINGER INGELHEIM INTERNATIONAL GMBH

    In August 1996, we entered into a collaboration and license agreement with Boehringer. Under the agreement, we used various proprietary procedures to screen compounds that Boehringer supplied to us for beta-amyloid aggregation inhibition activity, and received screening services payments totaling
$5.4 million. The screening portion of the collaboration ended in August 1998. Boehringer would be responsible for all development, marketing and other costs for, and we would be entitled to receive royalties on net sales of, any product containing any Boehringer compound which we screened, if Boehringer develops and commercializes the product. We are not aware of any ongoing program of Boehringer to develop or commercialize a compound that would entitle us to royalties, and we cannot predict the potential value, if any, of our royalty entitlement under the agreement.

  ROCHE PRODUCTS INC.

    In August 1997 and June 1998, we granted Roche exclusive co-development rights with us, and exclusive marketing rights, for abarelix products outside of the Sanofi-Synthelabo territory. In December 1998, we and Roche mutually terminated the agreement. Prior to termination, we received $16.0 million in signing and performance-based payments and approximately $12.2 million in cost-sharing payments from Roche. Roche retains no rights of any kind to abarelix or any abarelix product.

TECHNOLOGY LICENSES

  PHARMACEUTICAL APPLICATIONS ASSOCIATES LLC

    In April 1999, we entered into a license agreement with Pharmaceutical Applications Associates. Under the agreement, we have exclusive worldwide rights to develop and commercialize Latranal for the treatment of localized muscle, tendon or neuropathic related pain. Under the agreement, we will pay for all costs associated with the development and commercialization of Latranal, and will pay a performance fee if we proceed with a phase III clinical study. We pay a royalty on net revenue from sales of Latranal products to Pharmaceutical Applications Associates. The license agreement remains in effect until the later of ten years or the date the last licensed patent expires. We have the right to terminate the agreement at any time.

  INDIANA UNIVERSITY FOUNDATION

    In October 1996, we entered into a license agreement with Indiana University Foundation. We and Indiana University Foundation amended the license in June 1998 and Indiana University Foundation assigned it to Indiana University's Advanced Research and Technology Institutes, Inc. Under the agreement, we have an exclusive worldwide license under patent applications, future patents and technology of Indiana University Foundation relating to GnRH antagonist compounds, including abarelix and methods of use for abarelix. Through
December 31, 2000, we have paid non-refundable fees of $305,000 and performance-based payments of $750,000 under this agreement. We have agreed to make performance-based payments of up to an additional $3.5 million, and to pay royalties on our net sales of products covered by the license grant. The license agreement remains in effect until the last licensed patent expires. Expiration of the license will not preclude us from continuing to develop and market the licensed products and use the licensed technology. We must request a continuation of

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
the license and Advanced Research and Technology may not unreasonably withhold its consent to our request. We can terminate the agreement at any time upon 90 days notice. Advanced Research and Technology may terminate upon 90 days notice if we materially breach the agreement or fail to make required payments.

  MASSACHUSETTS INSTITUTE OF TECHNOLOGY

    In December 1993, in connection with our initial financing, we entered into a license agreement with the Massachusetts Institute of Technology. Under this agreement, MIT granted us an exclusive worldwide license under specified technology and related patent rights regarding biological screening techniques and related methodologies developed at MIT by Malcolm L. Gefter, Ph.D. and another founder of our company. In the agreement, MIT acknowledged that it has no rights with respect to any intellectual property generated by us, including any and all enhancements, modifications or additions regarding the licensed technology or any product or process covered by the licensed future patents.

MANUFACTURING

    We generally manufacture the drug supply required to support our initial preclinical studies in-house. External contractors provide all of our clinical supplies and manufacture them in accordance with FDA and European regulations. Under our agreement with Amgen, we have granted Amgen exclusive manufacturing and commercialization rights for abarelix products for all indications in the licensed territories. During the second quarter of 2000, Amgen assumed manufacturing responsibility for abarelix products, with the exception of the depot formulation, pursuant to the terms of the Amgen agreement. Subject to the terms of the agreement, we have retained manufacturing responsibility for the depot formulation of abarelix. Accordingly, we have assigned all of our third-party manufacturing contracts relating to the commercial production of abarelix products to Amgen, with the exception of our contract with Salsbury Chemicals, Inc.

    Under the Salsbury agreement, Salsbury has agreed to supply us with the commercial depot formulations of abarelix. We contributed approximately
$6.0 million toward Salsbury's construction and outfitting of a dedicated manufacturing facility, to which we will retain manufacturing process rights. We are obligated to purchase a minimum of approximately $1.1 million of abarelix depot from Salsbury during 2001. In order to meet potential increases in demand in connection with the commercialization of abarelix, we intend to secure a second source for abarelix-depot products.

    If we fail to meet our manufacturing and supply obligations under our collaboration agreements, Amgen or Sanofi-Synthelabo may assume manufacturing responsibility under each company's agreement with us. If this occurs, we must pay Sanofi-Synthelabo its incremental costs of assuming manufacturing responsibility.

PATENTS AND PROPRIETARY RIGHTS

    Proprietary protection for our products, technology and processes is essential to our business. We seek proprietary protection predominantly in the form of patents on our products and the processes which we use to discover them. With respect to a particular product, we seek patent protection on the compound itself, its commercial formulation, its range of applications and its production. Where possible, we also seek patent coverage that could prevent the marketing of, or restrict the commercial threat of, competitive products.

    We have eight United States patents and an exclusive license to one United States patent. These patents have expiration dates from 2012 through 2016. In addition, as of December 31, 2000, we had filed or held exclusive licenses to 45 United States utility and provisional patent applications, as well as 123 related foreign patent applications, including both Patent Cooperation Treaty filings and national filings. We also have non-exclusive licenses to four United States patents and four issued foreign

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
patents, and related United States and foreign applications, directed to technologies embodied in LEAP.

    In particular, we have United States patents that cover both the abarelix compound and the sustained release formulation enabling its once-per-month administration. We also have a patent covering the use of abarelix and any other GnRH antagonist in a variety of therapeutic settings, including in combination with surgery or radiation therapy. We intend to file additional United States and foreign patent applications, where appropriate, relating to new product discoveries or improvements.

    We also rely on trade secrets, know-how and continuing technological advances to protect various aspects of our core technology. We require our employees, consultants and scientific collaborators to execute confidentiality and invention assignment agreements with us to maintain the confidentiality of our trade secrets and proprietary information. Our confidentiality agreements generally provide that the employee, consultant or scientific collaborator will not disclose our confidential information to third parties, compete with us or solicit our employees during the course of their employment with us. When appropriate, these agreements also provide that inventions conceived by the employee, consultant or scientific collaborator in the course of working for us will be our exclusive property. Additionally, our employees also agree not to compete with us or solicit our employees for one year following termination of their employment with us.

COMPETITION

    A biotechnology company such as ours must keep pace with rapid technological change and faces intense competition. Many companies, both public and private, including large pharmaceutical companies, chemical companies and biotechnology companies, develop products or technologies competitive with our products or technologies. In addition, academic, government and industry-based research is intense, resulting in considerable competition in obtaining qualified research personnel, submitting patent filings for protection of intellectual property rights and establishing strategic corporate alliances.

    Each of our potential products in research or development will face competition from other products. If approved for marketing and sale, our products will compete with numerous established or newly introduced products on the market, including:

    - Lupron Depot, Zoladex and other pharmaceuticals approved and marketed for the treatment of hormonally responsive prostate cancer or endometriosis in the United States and Europe; and

    - Cetrotide, manufactured by ASTA Medica, and Antagon, manufactured by Organon, approved GnRH antagonists for use in infertility that are only available as daily injectable formulations.

    For each of our products, we will face increasing competition from generic formulations of existing drugs whose active components are no longer covered by patents. Specifically, we are aware of various formulations of leuprorelin, the active ingredient of Lupron Depot, including Viadur, manufactured by Crescendo, for which the FDA has recently granted marketing approval, and Leuprogel, which is being developed in one, three and four month subcutaneous injections by Atrix Laboratories, Inc. Sanofi-Synthelabo has recently entered into a collaboration agreement with Atrix Laboratories, Inc., under which Sanofi-Synthelabo will exclusively market Leuprogel, for the treatment of prostate cancer, in North America.

    We believe that our product candidates will compete favorably in the market with these and other products on the basis of a combination of superior efficacy, decreased side effects and overall cost-benefit considerations.

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
GOVERNMENT REGULATION

    The manufacture and marketing of pharmaceutical products and our ongoing research and development activities in the United States require the approval of numerous governmental authorities, including the FDA. We also must obtain similar approvals from comparable agencies in most foreign countries. The FDA has established mandatory procedures and safety standards which apply to the preclinical testing and clinical trials, as well as to the manufacture and marketing, of pharmaceutical products. State, local and other authorities also regulate pharmaceutical manufacturing facilities.

    As an initial step in the FDA regulatory approval process, an applicant typically conducts preclinical studies in animals to assess a drug's efficacy and to identify potential safety problems. An applicant must conduct specified preclinical laboratory and animal studies in compliance with the FDA's good laboratory practice regulations. An applicant must submit the results of these studies to the FDA as part of an IND. Proposed clinical testing can only begin if the FDA raises no objections to the IND. We can give no assurance that our submission of an IND to the FDA will result in the commencement of a clinical trial.

    Clinical testing must meet requirements for Institutional Review Board oversight and informed consent, as well as FDA prior review, oversight and good clinical practice requirements. Typically, clinical testing involves a three-phase process. Phase I clinical trials involve a small number of subjects and are designed to provide information about both product safety and the expected dose of the drug. Phase II clinical trials generally provide additional information on dosing and safety in a limited patient population. Occasionally, phase II trials may provide preliminary evidence of product efficacy. Phase III clinical trials are large-scale, well-controlled studies. The goal of phase III clinical trials generally is to provide statistically valid proof of efficacy, as well as safety, in the target patient population. The company performing the preclinical testing and clinical trials of a pharmaceutical product then submits the results to the FDA in the form of an NDA, for approval to commence commercial sales. Preparing NDA applications involves considerable data collection, verification, analysis and expense. In responding to an NDA, the FDA may grant marketing approval for a specific indication, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria. After approval for the initial indications, further clinical trials would be necessary to gain approval to promote the use of the product for any additional indications.

    Among the conditions for NDA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform on an ongoing basis with good manufacturing practices. In complying with good manufacturing practices, manufacturers must continue to spend time, money and effort in the areas of production and quality control to ensure full technical compliance. Manufacturing facilities are subject to periodic inspections by the FDA.

    The FDA must grant approval of our products, which involves a review of the manufacturing processes and facilities used to produce these products before we can market these products in the United States. The process of obtaining approvals from the FDA can be costly, time consuming and subject to unanticipated delays. The FDA may refuse to approve an application if it believes the product does not meet applicable regulatory criteria. The FDA also may require additional testing for safety and efficacy of the drug. If the FDA grants approval of a drug product, the approval will be limited to specific indications.

    If we receive marketing approval, we must comply with FDA requirements for manufacturing, labeling, advertising, record keeping and reporting of adverse experiences and other information. In addition, we must comply with federal and state anti-kickback and other health care fraud and abuse laws that pertain to the marketing of drugs. For all drugs, failure to comply with applicable regulatory requirements after obtaining regulatory approval could, among other things, result in suspension of regulatory approval, as well as possible recalls, product seizures, injunctions and civil and criminal sanctions.

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
    In addition to regulations enforced by the FDA, we also are subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including chemicals, micro-organisms and various radioactive compounds used in connection with our research and development activities. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, we cannot assure you that accidental contamination or injury from these materials will not occur. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on our capital expenditures or our competitive position. However, we cannot accurately predict the extent of government regulation, and the cost, and effect thereof on our competitive position, which might result from any legislative or administrative action.

    Additionally, we may have to obtain approval of a product from comparable regulatory authorities in foreign countries prior to the commencement of marketing of the product in those countries. The approval procedure varies among countries, may involve additional testing and the time required may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which could be time-consuming and expensive. Thus, substantial delays could occur in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. We expect to rely on corporate partners and licensees, along with our expertise, to obtain governmental approval in foreign countries of drug formulations utilizing our drug candidates. Under the Sanofi-Synthelabo agreement, Sanofi-Synthelabo is responsible for filing and obtaining necessary governmental marketing reimbursement and pricing approvals for any abarelix product in each country in the Sanofi-Synthelabo territory where the abarelix product will be commercialized under the agreement.

PRODUCT LIABILITY INSURANCE

    We maintain product liability insurance for clinical trials in the amount of $15.0 million per occurrence and $15.0 million in the aggregate. We intend to expand our product liability insurance coverage to include the manufacture, marketing and sale of commercial products if marketing approval for any of our products for which marketing approval is obtained. However, insurance coverage is becoming increasingly expensive, and we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. In addition, we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. A successful product liability claim or series of claims brought against us could result in substantial setbacks for our business.

EMPLOYEES

    As of December 31, 2000, we had 120 full-time employees, 104 of whom were employed at our headquarters in Cambridge, Massachusetts and 16 of whom were employed with our Provid Research division at our facility in Piscataway, New Jersey. We also employ consultants and independent contractors on a regular basis to assist in the development of our products. None of our employees are party to a collective bargaining agreement. We believe our relationship with our employees is good.

FACILITIES

    Our headquarters and primary research facilities are currently located in Cambridge, Massachusetts, where we lease and occupy a total of approximately 25,000 square feet. The lease for these facilities expires in September 2004. We also have executed a lease for a total of approximately 15,000 square feet of space in Piscataway, New Jersey for the operations of our Provid Research division. The lease for this facility expires in 2008.

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
    On July 11, 2000, we purchased, through our wholly owned subsidiary, 830 Winter Street LLC, land and a building of approximately 175,000 square feet located in Waltham, Massachusetts. We have entered into a 15-year lease for this facility with 830 Winter Street LLC. We will use this building as our corporate headquarters and principal research facility. We expect to occupy the new facility by the end of the first quarter 2001, following the completion of laboratory and office improvements. We intend to occupy approximately 100,000 square feet at this facility and expect to sublease a portion of the remaining space for at least the next five years, although we have not yet found a tenant. We expect to vacate and sublease our current Cambridge, Massachusetts premises upon our move to the new facility. In addition, in connection with the occupation of the new facility, we intend to consolidate our Provid Research division with our Massachusetts operations and sublease the New Jersey facility.

    Upon completion of our new facility, we believe that our facilities will be adequate for at least the next seven years and that we will be able to obtain additional space as needed on commercially reasonable terms.

LEGAL PROCEEDINGS

    We are not currently a party to any material legal proceedings.

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                                   MANAGEMENT

OFFICERS AND DIRECTORS

    The following table shows information about our executive officers, directors and other officers as of the date of this prospectus:

                   NAME                       AGE                     POSITION(S)
------------------------------------------  --------   ------------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS
Malcolm L. Gefter, Ph.D...................        58   Chairman of the Board, Chief Executive
                                                       Officer and President

Kevin F. McLaughlin.......................        44   Chief Financial Officer, Senior Vice
                                                       President, Treasurer and Secretary

Marc B. Garnick, M.D......................        54   Executive Vice President and Chief Medical
                                                       Officer

Dean A. Falb, Ph.D........................        40   Senior Vice President, Research

G. Leonard Baker, Jr......................        58   Director

Henry F. McCance..........................        57   Director

David B. Sharrock.........................        64   Director

Albert L. Zesiger.........................        71   Director

OTHER OFFICERS
Nicholas P. Barker, Ph.D..................        45   General Manager, Drug Delivery

Lena M. Bergfors..........................        54   Vice President, Human Resources

J. David Bernardy, J.D....................        49   Vice President, Regulatory Affairs

William L. Kubasek, Ph.D..................        41   Vice President, Program Development

Janice M. McCourt.........................        39   Vice President, Operations and Director of
                                                       Corporate Communications

Gary L. Olson, Ph.D.......................        55   Senior Vice President, Chemistry Research
                                                       and Development and President of Provid
                                                       Research Division

Marc A. Silver............................        43   Vice President, Corporate Development

    Messrs. Baker, McCance and Zesiger are members of our audit committee. Messrs. McCance, Sharrock and Zesiger are members of our compensation committee.

    MALCOLM L. GEFTER, PH.D. is our founder and has served as a director since July 1993, as Chairman of the Board since February 1994, as our Chief Executive Officer since July 1996 and as our President since July 1998. From July 1993 to July 1998, Dr. Gefter was also our Treasurer. Dr. Gefter has been a professor of biology at MIT and is now professor emeritus. He has authored more than 200 original scientific papers. Dr. Gefter was a founder of ImmuLogic Pharmaceutical Corporation, and from 1987 to March 1997, served as Chairman of the Board of Directors at ImmuLogic. Dr. Gefter received his B.S. in Chemistry from the University of Maryland and his Ph.D. in Molecular Biology from Albert Einstein College of Medicine.

    KEVIN F. MCLAUGHLIN has been our Chief Financial Officer since joining us in September 1996. Since January 1997, he has also been our Secretary and since July 1998, he has been a Senior Vice President and our Treasurer. From
September 1996 to July 1998, Mr. McLaughlin was one of our Vice Presidents. From March 1996 to August 1996, he was Vice President and Chief Financial Officer of Advanced Techcom, Inc., a privately-held communications company. From 1980 to 1996, he held senior level financial positions at Computervision Corporation and its predecessor Prime Computer, Inc., including Vice President, Treasurer and Director of Corporate Planning, where he was directly involved with financial, accounting and investor relations management, as well as public and private financing. Mr. McLaughlin received his B.S. in Accounting from Northeastern University and his MBA from Babson College.

    MARC B. GARNICK, M.D. joined us in April 1994 as Executive Vice President and Chief Medical Officer. From 1987 to 1994, he was Vice President, Clinical Development at Genetics Institute, Inc., a biotechnology company. Dr. Garnick was a leader in the clinical development of Lupron as a treatment for hormonally responsive prostate cancer. He is on the faculty of the Harvard Medical School as a clinical professor of medicine and maintains a clinical practice at the Beth Israel Deaconess Medical Center, a teaching hospital of the Harvard Medical School. Dr. Garnick has written over 300 papers, four books and numerous articles. Dr. Garnick received his A.B. in Biology from Bowdoin College and his M.D. from the University of Pennsylvania School of Medicine. Dr. Garnick also is a director of Genome Therapeutics Corporation.

    DEAN A. FALB, PH.D. joined us in January 1998 as Senior Vice President, Research. Dr. Falb was a founding employee of Millennium Pharmaceuticals, Inc., a biotechnology company formed in 1993, and was responsible for establishing its genomics program in cardiovascular diseases. At Millennium, he held the position of Director of Cardiovascular Diseases and served on the Millennium/Eli Lilly Joint Management Team. Prior to joining Millennium, Dr. Falb was a scientist at ImmuLogic. Dr. Falb received his B.S. in Chemistry from Purdue University and his Ph.D. in Biochemistry and Molecular Biology from Harvard University.

    G. LEONARD BAKER, JR. has served as a member of our board of directors since March 1994. Since 1974, Mr. Baker has been a Managing Director or General Partner of Sutter Hill Ventures, a venture capital firm. Mr. Baker also is a director of ThermaWave Inc. and a number of private companies.

    HENRY F. MCCANCE has served as a member of our board of directors since December 1993. Mr. McCance has been employed at Greylock Management Corporation, a private venture capital group, since 1969, where he has been President since 1990 and Chairman of the Board since 1997. Mr. McCance is a general partner of several venture capital funds affiliated with Greylock.

    DAVID B. SHARROCK has served as a member of our board of directors since February 1994. Since 1994, Mr. Sharrock has been a privately employed business consultant. From 1990 to 1994, Mr. Sharrock was Executive Vice President and Chief Operating Officer of Marion Merrell Dow Inc. and from 1988 to 1989, he was President and Chief Operating Officer of Merrell Dow Pharmaceuticals, Inc.
Mr. Sharrock also serves as a director of Broadwing Inc., Interneuron Pharmaceuticals, Inc. and Incara Pharmaceuticals Corporation.

    ALBERT L. ZESIGER has served as a member of our board of directors since July 1996. Mr. Zesiger is a founding Principal of Zesiger Capital Group LLC, a global investment advisory firm started in 1995. Mr. Zesiger previously was with BEA Associates, an investment advisory firm where he started in 1968 and most recently was Managing Director from December 1990 to September 1995. He currently is a director of Durect Corporation, Eos Biotechnology, Inc. and Hayes Medical Inc., and is the Co-chair of Asphalt Green, Inc., a non-profit corporation in New York City.

    NICHOLAS P. BARKER, PH.D. joined us in June 1996 as Vice President, Development and in January 2001, became the General Manager of our newly formed Drug Delivery division. From

July 1991 to May 1996, Dr. Barker was employed at Rhone-Poulenc Rorer Inc., where from July 1991 until September 1994, he was Director, Pharmaceutical Sciences and thereafter, Worldwide Director, Product Development. He also has held senior level positions with Fisons Pharmaceuticals and Smith, Kline & French (U.K.). Dr. Barker received his Bachelor of Pharmacy from the University of Bath (U.K.) and his Ph.D. in Transdermal Drug Delivery/Pharmaceutics from Nottingham University (U.K.). Dr. Barker is a licensed U.K. pharmacist with membership in the Royal Pharmaceutical Society of Great Britain.

    LENA M. BERGFORS joined us in June 1999 as Vice President, Human Resources. From December 1980 to May 1999, Ms. Bergfors was employed by Serono Laboratories, Inc., the United States affiliate of the Ares-Serono Group. While at Serono, Ms. Bergfors held a variety of positions in human resources, most recently as Director of Human Resources.

    J. DAVID BERNARDY, J.D. joined us in November 1999 as Vice President, Regulatory Affairs. From June 1995 to October 1999, Mr. Bernardy was Director, Regulatory Affairs and Quality Assurance at AutoImmune Inc., a biotechnology company, and has over 15 years experience in regulatory affairs, clinical research, quality assurance and project management. Mr. Bernardy received his B.S. in Biochemistry from the University of Minnesota and his J.D. from the Franklin Pierce Law Center.

    WILLIAM L. KUBASEK, PH.D. joined us in March 1994 as a founding scientist and has served in various capacities in Business Development and Project Management since January 1996. In November 2000, Dr. Kubasek was promoted to Vice President, Program Development. From July 1989 to February 1994,
Dr. Kubasek was a research fellow at the Massachusetts General Hospital and the Harvard Medical School. Dr. Kubasek received his B.S. in Biochemistry from the University of California, Davis and his Ph.D. in Molecular Biology from the University of Oregon.

    JANICE M. MCCOURT joined us in May 1998 as Vice President, Operations and since January 2000, has also been our Director of Corporate Communications. From May 1985 to April 1998, Ms. McCourt served in a variety of management positions at TAP Pharmaceuticals Inc., a joint venture between Abbott Laboratories and Takeda Chemical Industries Ltd., involved in Managed Care, Hospital Markets and Sales Training. Her most recent role was as Regional Business Unit Manager for a Lupron Depot and Prevacid Sales Team in the mid-Atlantic Region. Ms. McCourt received her B.S. in Pharmacy from the Massachusetts College of Pharmacy and Allied Health Sciences.

    GARY L. OLSON, PH.D. joined us in March 1998 as Senior Vice President, Chemistry Research and Development and President of our Provid Research division. From 1971 to February 1998, Dr. Olson held a series of research positions at Hoffmann-La Roche, including Research Director for chemistry in the Inflamation/Autoimmune Diseases and the Oncology departments. Dr. Olson has published over 30 papers in scientific journals and holds 24 United States patents. He is a member of the board of the Residential School on Medicinal Chemistry at Drew University, holds the position of Editor-in-Chief of DRUG DESIGN AND DISCOVERY and is a member of the editorial boards of several scientific journals. Dr. Olson received his A.B. in Chemistry from Columbia University and his Ph.D. from Stanford University.

    MARC A. SILVER joined us in October 1994. Since September 1996, he has served as Vice President, Corporate Development and from October 1994 to September 1996, as Vice President. From 1992 to 1994, Mr. Silver was Vice President at Harvard Management Corp., an investment management company. Prior to that time, he was involved in the founding and successful development of a number of companies, including Arris Pharmaceutical Corporation, Envirogen, Inc. and TargeTech, Inc. Mr. Silver received his B.S. in Biochemistry from Carnegie Mellon University and his MBA from MIT Sloan School of Management.

    All of our directors hold office until the first annual meeting of stockholders following our initial public offering, currently scheduled for May 23, 2001, and until their successors are duly elected and qualified or their earlier resignation, retirement, disqualification or removal from office. After election at the annual meeting, the directors will then serve for succeeding terms expiring at each successive annual meeting of stockholders and until they or their successors are duly elected and qualified.

    Our officers serve at the discretion of the board of directors. There are no family relationships among our directors and officers.

BOARD OF DIRECTORS COMMITTEES AND OTHER INFORMATION

    Our board of directors has an audit committee and a compensation committee. The audit committee, currently comprised of Messrs. Baker, McCance and Zesiger, determines our accounting policies and practices and financial reporting and internal control structures, recommends to the board of directors the appointment of independent auditors to audit our financial statements each year and confers with the auditors and our officers for purposes of reviewing our internal controls, accounting practices, financial structure and financial reporting.

    The compensation committee, currently comprised of Messrs. McCance, Sharrock and Zesiger, determines salaries, incentives and other forms of compensation for our executive officers and administers our incentive compensation plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

DIRECTOR COMPENSATION

    We reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings. Since May 2000, we have also paid non-employee directors, to the extent the internal policies of their respective organizations permit, an annual director's fee of $12,000, plus $1,000 for each board meeting they attend.

    In addition, directors are eligible to receive stock options under our Second Amended and Restated 1995 Stock Plan. In November 1999, we granted each non-employee director options under the 1995 Stock Plan to purchase 30,000 shares of common stock at an exercise price of $7.00 per share for services they performed as directors. Each option grant vests and becomes exercisable in equal monthly installments over a three-year period so long as the individual continues to be a member of our board of directors. Albert L. Zesiger subsequently declined this option grant and the shares subject to his grant resumed the status of shares available for grant under the 1995 Stock Plan.

    For the period from January through April 2000, we paid David B. Sharrock a retainer of $12,000 and a per meeting fee of $1,000. Prior to 2000, Mr. Sharrock received $10,000 each year in connection with his services as a member of our board of directors. In addition, in January 1997, we granted to Mr. Sharrock options to purchase 22,500 shares of common stock at an exercise price of $1.60 per share as additional compensation for his services as a director. Mr. Sharrock also received $20,000 during 1997 in connection with a consulting service provided to us during 1997.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation earned, including salary, bonuses, stock options and other compensation during the fiscal years ended December 31, 2000 and 1999 by Malcolm L. Gefter, Ph.D., our Chief Executive Officer, and each of our three other executive officers. We may refer to these officers as our named executive officers in other parts of this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                                LONG-TERM
                                                                                              COMPENSATION
                                                                                        -------------------------
                                                                  ANNUAL COMPENSATION          SECURITIES
                                                                  -------------------          UNDERLYING
                NAME AND POSITION(S)                     YEAR      SALARY    BONUS(1)          OPTIONS(1)
-----------------------------------------------------  --------   --------   --------   -------------------------
Malcolm L. Gefter, Ph.D..............................    2000     $325,000        --                      500,000
  Chairman of the Board,                                 1999     297,675    $104,177                     153,080(2)
  Chief Executive Officer
  and President

Kevin F. McLaughlin..................................    2000     204,300         --                        7,000
  Chief Financial Officer,                               1999     187,425     32,785                      146,970(3)
  Senior Vice President,
  Treasurer and Secretary

Marc B. Garnick, M.D.................................    2000     272,500         --                      150,000
  Executive Vice President                               1999     250,000     26,190                       60,780(4)
  and Chief Medical Officer

Dean A. Falb, Ph.D...................................    2000     205,485         --                        4,000
  Senior Vice President,                                 1999     168,692         --                       70,000
  Research

------------------------

(1) Does not include the cash or stock option portions of bonus awards for 2001, which are expected to be presented to the board of directors for approval on January 30, 2001.

(2) Includes options to purchase 3,080 shares of common stock granted on January 13, 2000 in connection with a bonus earned in 1999 and excludes options to purchase 10,400 shares of common stock granted on January 6, 1999 in connection with a bonus earned in 1998, in each case awarded under our Executive Management Bonus Plan.

(3) Includes options to purchase 970 shares of common stock granted on January 13, 2000 in connection with a bonus earned in 1999 and excludes options to purchase 2,900 shares of common stock granted January 6, 1999 in connection with a bonus earned in 1998, in each case awarded under our Executive Management Bonus Plan.

(4) Includes options to purchase 780 shares of common stock granted on January 13, 2000 in connection with a bonus earned in 1999 under our Executive Management Bonus Plan.

STOCK OPTION GRANTS

    The following table shows information regarding options we granted to the named executive officers under our Second Amended and Restated 1995 Stock Plan during the year ended December 31, 2000. We have never granted any stock appreciation rights. The maximum term of each option granted is ten years from the date of grant, subject to earlier termination in the event of resignation or termination of employment. The percentage of the total options granted to employees in 2000 shown in the table below is based on options to purchase an aggregate of 1,527,730 shares of common stock granted to our employees, directors and consultants during the year ended December 31, 2000. The exercise price of each option is equal to the fair market value of the common stock on the date of grant as determined by the board of directors.

    The potential realizable values are net of the exercise prices and before taxes associated with the exercise, and we have based them on an assumed public offering price of $28.13 per share and the assumption that our common stock appreciates at the annual rate shown from the date of the grant until the expiration of the ten-year option term. We have calculated these numbers based on the rules of the Securities and Exchange Commission and they do not represent our estimate or projection of future common stock prices. The amounts reflected in the table may not necessarily be achieved. The actual amount the executive officer may realize will depend upon the extent to which the stock price exceeds the exercise price of the options on the exercise date.

                          OPTION GRANTS IN FISCAL 2000

                                           INDIVIDUAL GRANTS
                          ---------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                          NUMBER OF     PERCENT OF                                 ASSUMED ANNUAL RATES OF
                          SECURITIES   TOTAL OPTIONS                              STOCK PRICE APPRECIATION
                          UNDERLYING    GRANTED TO     EXERCISE                        FOR OPTION TERM
                           OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   -----------------------------
          NAME            GRANTED(1)    FISCAL YEAR      SHARE        DATE           5%              10%
------------------------  ----------   -------------   ---------   ----------   -------------   -------------
Malcolm L. Gefter,         500,000(2)      32.7%        $25.38     10/31/2010    $10,220,403     $23,790,988
  Ph.D..................
Kevin F. McLaughlin.....     7,000(3)       0.5          37.00      7/12/2010         61,746         251,734
Marc B. Garnick, M.D....   150,000(4)       9.8          25.38     10/31/2010      3,066,121       7,137,296
Dean A. Falb, Ph.D......     4,000(3)       0.3          37.00     10/31/2010         35,283         143,848

------------------------

(1) Excludes options granted in January 2000 in connection with bonus awards earned by Messrs. Gefter, McLaughlin and Garnick in 1999 under our Executive Management Bonus Plan. Also excludes options expected to be presented to the board of directors for approval on January 30, 2001 in connection with proposed bonus awards for Messrs. Gefter, McLaughlin and Garnick under our Executive Management Bonus Plan.

(2) These options vest and become exercisable in equal monthly installments over an eight-year period with the first installment vesting on December 1, 2000. These options shall automatically become fully vested and exercisable immediately prior to the consummation of an acquisition, as defined in our Second Amended and Restated 1995 Stock Plan, subject to certain limitations described below in "--Employment Agreements/Change of Control Arrangements."

(3) These options vest and become exercisable in equal monthly installments over a 12-month period beginning on July 31, 2004.

(4) These options vest and become exercisable in equal monthly installments over a five-year period with the first installment vesting on December 1, 2000.

    The following table provides information concerning option exercises by the named executive officers during the year ended December 31, 2000 and the number and value of unexercised options held by the named executive officers at December 31, 2000. The value realized on option exercises is calculated based on the fair market value of our common stock on the date of exercise less the applicable exercise price.

    The value of unexercised in-the-money options held at December 31, 2000 represents the total gain which an option holder would realize if he or she exercised all of the in-the-money options held at December 31, 2000, and is determined by multiplying the number of shares of common stock underlying the options by the difference between $29.25, which was the closing price per share of our common stock on the Nasdaq National Market on December 29, 2000, the last trading day of 2000, and the applicable per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                       OPTION VALUES AT DECEMBER 31, 2000

                                                                    NUMBER OF
                                                              SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                                DECEMBER 31, 2000             DECEMBER 31, 2000
                            SHARES ACQUIRED     VALUE      ---------------------------   ---------------------------
           NAME               ON EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------  ---------------   ----------   -----------   -------------   -----------   -------------
Malcolm L. Gefter,
  Ph.D....................       15,000       $  372,359     724,279       1,179,203     $20,563,572    $20,810,060
Kevin F. McLaughlin.......       32,000          982,424     231,850         208,020       6,602,959      4,866,803
Marc B. Garnick, M.D......      157,780        1,864,365     587,737         281,281      15,051,905      4,060,868
Dean A. Falb, Ph.D........       97,002        1,614,088     132,168         219,832       3,337,242      5,252,158

EMPLOYMENT AGREEMENTS/CHANGE OF CONTROL ARRANGEMENTS

    None of our named executive officers has an employment agreement, although all of our executive officers have entered into agreements that contain non-disclosure and non-solicitation restrictions and covenants.

    On November 1, 2000, the compensation committee of the board of directors approved a grant to Malcolm L. Gefter, Ph.D., our Chairman, Chief Executive Officer and President, of options to purchase 500,000 shares of our common stock, at an exercise price of $25.38 per share. These options vest and become exercisable in equal monthly installments over an eight-year period, with the first installment vesting on December 1, 2000. However, these options will automatically become fully vested and exercisable immediately prior to the consummation of an acquisition, as defined in our Second Amended and Restated 1995 Stock Plan, if Dr. Gefter is employed by us at that time. The automatic vesting of Dr. Gefter's options in the event of an acquisition will not be permitted, however, if the acquisition is intended to qualify for pooling of interests accounting treatment and the automatic vesting is the sole event or circumstance that would preclude the acquisition from qualifying for this type of accounting treatment.

INCENTIVE PLANS

  SECOND AMENDED AND RESTATED 1995 STOCK PLAN

    Our board of directors and our stockholders approved and adopted our Second Amended and Restated 1995 Stock Plan in February 2000, which became effective upon the closing of our initial public offering in May 2000. We have reserved a total of 11,375,000 shares of common stock for issuance under the Second Amended and Restated 1995 Stock Plan. The compensation committee of our board of directors administers the Second Amended and Restated 1995 Stock Plan. Under the terms of the Second Amended and Restated 1995 Stock Plan, the compensation committee may grant incentive stock options, non-qualified stock options, awards of common stock and opportunities to make direct purchases of common stock, to our employees, directors and consultants, provided that the committee may only grant incentive stock options to persons who are employees at the time of the grant.

    The exercise price per share of common stock for:

    - non-qualified options must be no less than par value per share of common stock on the date of grant;

    - incentive stock options must be no less than the fair market value per share of common stock on the date of the grant; and

    - incentive stock options granted to an employee owning more than 10% of the total combined voting power of all classes of our capital stock, or of any related company, must not be less than 110% of the fair market value per share of the common stock on the date of the grant.

    Initially, each incentive stock option granted is exercisable over a period determined by the compensation committee in its discretion, not to exceed ten years from the date of grant as required by the Internal Revenue Code of 1986, as amended. In addition, the exercise period for an incentive stock option may not exceed five years from the date of grant if the option is granted to an individual who, at the time of the grant, owns more than 10% of the total combined voting power of all classes of our stock. The compensation committee generally has the right to accelerate the exercisability of any options granted under the Second Amended and Restated 1995 Stock Plan which would otherwise be unexercisable. Upon consolidations or mergers, the board of directors of any entity assuming our obligations may make equitable adjustments to the options, accelerate the exercisability of options or terminate them in exchange for a cash payment.

    The Second Amended and Restated 1995 Stock Plan expires on January 5, 2005, except as to options or awards outstanding on that date. Subject to the terms of the Second Amended and Restated 1995 Stock Plan, the board of directors may terminate or amend the Plan at any time.

    As of December 31, 2000, options for the purchase of an aggregate of 8,234,830 shares of common stock at a weighted average exercise price of $6.74 were outstanding under the Second Amended and Restated 1995 Stock Plan.

  EXECUTIVE MANAGEMENT BONUS PLAN

    In November 1997, the board of directors adopted the Executive Management Bonus Plan, which became effective in 1998 and will continue from year to year unless terminated by the board of directors. We established the Bonus Plan as a means to attract and retain senior level executives. Pursuant to the Bonus Plan, individuals holding executive management positions, including our president and chief executive officer, chief financial officer and our executive vice presidents, are entitled to annual bonus payments linking performance oriented objectives, which are defined and approved annually by the board, to a variable compensation award based upon a percentage of the annual base salary of each eligible participant. The board of directors has the right to review and recommend other positions for inclusion as participants in the Bonus Plan.

    Under the terms of the Bonus Plan, we will pay bonus awards granted to participants as follows:

    - a minimum of 30% of the total value of the award will be in the form of stock options, with a value equal to the option exercise price multiplied by the number of shares of common stock subject to the option; and

    - the remaining 70% of the total value will be in the form of cash or stock options, to the extent elected by the participant.

    Each year, prior to the time we grant the bonus awards, each participant must make an election as to the form of payment of his or her bonus award. Stock options awarded in accordance with the Bonus Plan are granted under our Second Amended and Restated 1995 Stock Plan. The options awarded will be incentive stock options to the extent possible and will fully vest immediately upon grant. The board of directors has the sole discretion to grant awards under the Bonus Plan and may terminate or amend the Bonus Plan at any time, in any manner, without the consent of any participant.

  EMPLOYEE STOCK PURCHASE PLAN

    In February 2000, our board of directors and our stockholders approved and adopted the Employee Stock Purchase Plan, which became effective on July 3, 2000. We initially made 40,000 shares of common stock available for purchase during the six month period commencing on the effective date. We will make available an additional 40,000 shares of common stock, as well as any shares not purchased during the prior six month period, in each subsequent six month period until the Employee Stock Purchase Plan terminates. As of December 31, 2000, the end of the first purchase period, 9,497 shares of common stock had been acquired by participants in the Employee Stock Purchase Plan.

    All of our employees or employees of our affiliates who have completed six months of service and whose customary employment is at least 20 hours per week and for more than five months in any calendar year are eligible to participate in the Employee Stock Purchase Plan. Employees who would own 5% or more of the total combined voting power or value of our stock immediately after having subscribed for shares under the Employee Stock Purchase Plan may not participate in the Plan.

    Each eligible employee may purchase shares of common stock through regular payroll deductions in an amount not less than 1% nor more than 10% of the employee's compensation for each payroll period. At the end of each six month period, we will issue shares of common stock on behalf of participating employees, using the employees' payroll deductions, at a purchase price equal to 85% of the lesser of the last reported sale price of the common stock on the first or last business day of the six month period. Under the Employee Stock Purchase Plan, no employee may purchase shares of common stock during any calendar year with a fair market value in excess of $25,000.

    The board of directors may amend or terminate the Employee Stock Purchase Plan, provided that:

    - no amendment or termination may affect shares purchased under the Employee Stock Purchase Plan or the right of a participant to acquire shares during the current six month period semiannual cycle without the consent of that participant; and

    - to the extent required by Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or any other law, regulation or stock exchange rule, the stockholders will have the right to approve amendments prior to their effectiveness.

    In addition, the Employee Stock Purchase Plan provides that our stockholders must approve any amendment which increases the aggregate number of shares of common stock which may be issued under the Plan or which expands the class of persons entitled to participate under the Plan as of the effective date of the Employee Stock Purchase Plan within 12 months after the adoption of the amendment.

401(K) PLAN

    Effective January 1, 1997, we amended and restated our July 1, 1994 Pharmaceutical Peptides, Inc. 401(k) Plan in its entirety by adopting a 401(k) Trust Plan and Trust Agreement. This currently existing plan is known as the PRAECIS Pharmaceutical, Inc. 401(k) Plan. The amended plan does not reduce the benefits or lessen the rights of any employee with respect to those benefits accrued prior to January 1, 1997. Employees who are at least 21 years of age and have satisfied various service eligibility requirements, except for nonresident aliens with no United States source of income, are eligible to make tax-deferred contributions. Participants in the 401(k) plan may contribute up to 15% of their total annual compensation, not to exceed the specified statutory limit, which was $10,500 in 2000. Under our prior 401(k) plan, our participants received full and immediate vesting of their contributions. Under our current 401(k) plan, participants are vested in their non-matching and matching contributions, if any, on a graded vesting schedule based on years of credited service.

    The 401(k) plan permits, but does not require, us to make contributions to the 401(k) plan on behalf of our employees. To date, we have not made any matching contributions. All contributions to the 401(k) plan by or on behalf of employees are subject to aggregate annual limits prescribed by the Internal Revenue Service.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    We believe that we have executed all of the transactions set forth below on terms no less favorable to us than terms we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRIVATE PLACEMENTS OF SECURITIES

    Since January 1998, we have issued and sold convertible preferred stock to the following entities that are our principal stockholders or are affiliated with our directors.

                                                               SHARES OF
                                                             COMMON STOCK
                                                             ISSUABLE UPON
                                                             CONVERSION OF
                                                               SERIES E
                                                              CONVERTIBLE                   PRICE PER
                         INVESTOR                           PREFERRED STOCK   DATE ISSUED     SHARE
----------------------------------------------------------  ---------------   -----------   ---------
J.P. Morgan Partners (SBIC), LLC (formerly Chase Venture
  Capital Associates, LLC)................................     5,357,145      April 1998      $5.60
Entities affiliated with Sutter Hill Ventures.............        86,804      April 1998      $5.60
Greylock Limited Partnership..............................        89,287      April 1998      $5.60

    Shares held by all affiliated persons and entities have been aggregated. For additional details on the shares held by each of these purchasers, please refer to the information in this prospectus under the headings "Principal Stockholders" and "Management."

    G. Leonard Baker, Jr., one of our directors, is a Managing Director of Sutter Hill Ventures and Henry F. McCance, one of our directors, is a Managing Partner of Greylock Limited Partnership.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

    Our certificate of incorporation and by-laws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

                             PRINCIPAL STOCKHOLDERS

    The following tables set forth information about the beneficial ownership of our common stock as of December 31, 2000, and as adjusted to reflect the sale of shares of common stock in this offering, by:

    - each named executive officer;

    - each of our directors;

    - each person known to us to be the beneficial owner of more than 5% of our common stock; and

    - all of our executive officers and directors as a group.

    Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o PRAECIS PHARMACEUTICALS INCORPORATED, One Hampshire Street, Cambridge, Massachusetts 02139.

    We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 42,284,199 shares of common stock outstanding on December 31, 2000.

    In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2000. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Asterisks represent beneficial ownership of less than one percent.

                                                                                             PERCENTAGE OF
                                                                                             COMMON STOCK
                                                                             NUMBER OF    BENEFICIALLY OWNED
                                                         NUMBER OF SHARES      SHARES     -------------------
                                                         OF COMMON STOCK     SUBJECT TO    BEFORE     AFTER
         NAME AND ADDRESS OF BENEFICIAL OWNER           BENEFICIALLY OWNED   OPTIONS(1)   OFFERING   OFFERING
------------------------------------------------------  ------------------   ----------   --------   --------
J.P. Morgan Partners (SBIC), LLC (formerly Chase
  Venture Capital Associates, LLC)....................        3,607,870             --       8.5%       7.6%
  380 Madison Avenue, 12th Floor
  New York, NY 10017

Quantum Industrial Partners LDC.......................        2,695,414             --       6.4        5.6
  888 Seventh Avenue
  New York, NY 10106

Orbimed Advisers Inc..................................        2,115,082             --       5.0        4.4
  767 Third Avenue, 6th Floor
  New York, NY 10010

Sanofi-Synthelabo Inc.(2).............................        2,022,217             --       4.8        4.2
  90 Park Avenue
  New York, NY 10019

Malcolm L. Gefter, Ph.D...............................          732,500        786,816       3.5        3.1

                                                                                             PERCENTAGE OF
                                                                                             COMMON STOCK
                                                                             NUMBER OF    BENEFICIALLY OWNED
                                                         NUMBER OF SHARES      SHARES     -------------------
                                                         OF COMMON STOCK     SUBJECT TO    BEFORE     AFTER
         NAME AND ADDRESS OF BENEFICIAL OWNER           BENEFICIALLY OWNED   OPTIONS(1)   OFFERING   OFFERING
------------------------------------------------------  ------------------   ----------   --------   --------
Kevin F. McLaughlin...................................           52,000        251,870         *          *

Marc B. Garnick, M.D.(3)..............................          497,047        616,519       2.6        2.3

Dean A. Falb, Ph.D.(4)................................           75,002        143,834         *          *

G. Leonard Baker, Jr.(5)..............................          616,072         12,499       1.5        1.3
  c/o Sutter Hill Ventures
  755 Page Mill Road Suite A-200
  Palo Alto, CA 94304

Henry F. McCance......................................           70,270         12,499         *          *
  c/o Greylock Limited Partnership
  One Federal Street, 26th Floor
  Boston, MA 02110

David B. Sharrock.....................................           63,750         23,749         *          *
  1011 Barcamil Way
  Naples, FL 34110

Albert L. Zesiger(6)..................................        1,526,362             --       3.6        3.2
  c/o Zesiger Capital Group LLC
  320 Park Avenue
  New York, NY 10022

All current directors and executive officers as a
  group (8 persons)(5)(6).............................        3,633,003      1,847,786      12.4       11.0

------------------------

(1) Represents the number of shares issuable upon the exercise of options exercisable within 60 days of December 31, 2000.

(2) Includes 404,445 shares of common stock subject to currently exercisable warrants.

(3) Includes 36,000 shares of common stock held by the Garnick Family 1999 Grantor Retained Annuity Trust, of which Dr. Garnick is the trustee.

(4) Includes 20,000 shares of common stock held by the Falb Family Trust, of which Dr. Falb is the trustee.

(5) Includes 285,732 shares of common stock held by Sutter Hill Ventures and affiliated entities, over which Mr. Baker, a member of our board of directors and a managing director of the general partner of Sutter Hill Ventures, shares voting and investment power with four other managing directors of the general partner of Sutter Hill Ventures; and shares of common stock held by Mr. Baker and his related family entities. Mr. Baker disclaims beneficial ownership of the shares of common stock held by Sutter Hill Ventures and the other persons or entities, except to the extent of his proportionate partnership interest therein.

(6) Includes 1,470,362 shares of common stock held in accounts managed for various parties by Zesiger Capital Group LLC, an investment advisor, for which Albert L. Zesiger is a principal. Mr. Zesiger, in his capacity as managing director, has voting and investment power with respect to these shares but disclaims beneficial ownership with respect thereto.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our capital stock and provisions of our amended and restated certificate of incorporation, our amended and restated by-laws and our rights agreement is a summary. Statements contained elsewhere in this prospectus relating to these provisions are not necessarily complete, and we refer you to our complete amended and restated certificate of incorporation, our amended and restated by-laws and our rights agreement, copies of which we have filed with the Securities and Exchange Commission.

    Our authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

    As of December 31, 2000, there were 42,284,199 shares of common stock outstanding and held of record by 175 stockholders. In addition, as of December 31, 2000, there were outstanding stock options for the purchase of a total of 8,234,830 shares of common stock and outstanding warrants to purchase 404,445 shares of common stock. Shares of common stock have the following rights, preferences and privileges:

    VOTING RIGHTS. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights, and, therefore, the holders of a plurality of the shares of common stock voting for the election of directors may elect all of our directors standing for election.

    DIVIDENDS. Holders of common stock are entitled to receive dividends if and when dividends are declared by our board of directors out of assets legally available for the payment of dividends, subject to preferential rights of outstanding shares of preferred stock, if any.

    LIQUIDATION. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of outstanding shares of preferred stock, if any, we will distribute the remainder of our assets ratably among the holders of shares of common stock.

    RIGHTS AND PREFERENCES. The common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be impaired by, the rights of the holders of shares of any series of preferred stock that we may issue in the future, including if it were issued, the Series A Junior Participating Preferred Stock authorized in connection with our rights agreement described below.

    FULLY PAID AND NONASSESSABLE. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Pursuant to the terms of our amended and restated certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by Delaware law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock, in one or more classes or series, and to fix the voting powers, if any, and the distinctive designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions of these rights, of the shares of each class or series. The voting, conversion or other rights and preferences of preferred stock, if issued, could impair the voting power or other rights of the holders of common stock.

    The issuance of preferred stock or of securities convertible into or exercisable or exchangeable for, or other rights to purchase, preferred stock could make it more difficult or less desirable for a third party to acquire a majority of our outstanding common stock. We have no current plans to issue any preferred stock. However, we will designate a series of preferred stock as Series A junior participating preferred stock and will reserve such shares for issuance upon the exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and the Series A junior participating preferred stock, please see "Anti-Takeover Effects of Provisions of the Charter and By-laws, the Rights Agreement and Delaware Law" below.

WARRANTS

    Pursuant to a Stock and Warrant Purchase Agreement dated as of May 13, 1997, we issued to Sanofi-Synthelabo Inc., formerly Sylamerica, Inc., warrants which are currently exercisable for 404,445 shares of common stock at an exercise price of $12.88 per share. These warrants are subject to adjustment in accordance with their terms and expire on May 13, 2002.

REGISTRATION RIGHTS

    Under the stock and warrant purchase agreement dated as of May 13, 1997 between Sanofi-Synthelabo and us, Sanofi-Synthelabo has certain "piggyback" registration rights whereby if we propose to register any of our securities under the Securities Act, including for sale by a selling stockholder, subject to various conditions, we must give notice to Sanofi-Synthelabo of the registration and allow it to include its 1,617,772 shares of common stock and an additional 404,445 shares of common stock issuable upon the exercise of outstanding warrants in the registration statement. We have the right, however, to exclude such shares to the extent the managing underwriter advises us to do so due to market conditions. We currently do not expect that any shares held by Sanofi-Synthelabo will be included in this offering.

    Pursuant to the amended and restated stockholders agreement dated as of April 30, 1998, as amended, among some of our stockholders and us, subject to various conditions, holders of approximately 5,058,546 shares of our common stock have demand registration rights. If such a demand were made, subject to our deferral right described below, we would be required to use our reasonable best efforts to cause all shares held by holders of securities entitled to registration rights under the stockholders agreement who have so requested, to be included in the registration statement, and to cause such registration to become and remain effective to complete such offering, subject to the conditions and limitations described in the stockholders agreement. However, the demand registration rights described above terminate as to any holder whose shares become eligible for resale under Rule 144(k) under the Securities Act. We expect that by the end of the first quarter of 2001, approximately 3,598,704 of such shares will be eligible for resale under Rule 144(k).

    In addition, with respect to each of the requests for registration described above, in the event we intend to commence a public offering of our securities and our board of directors, with the concurrence of a majority of the directors who are not our employees, so determines, we may defer any request for registration for a period of 120 days.

    The exercise of any of the registration rights described above may hinder our efforts to arrange future financing and may lower the market price of the common stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CHARTER AND BY-LAWS, THE RIGHTS AGREEMENT AND DELAWARE LAW

    Our amended and restated certificate of incorporation and by-laws and our rights agreement contain provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price that many stockholders may find attractive. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of our common stock.

  CERTIFICATE OF INCORPORATION AND BY-LAWS

    BLANK CHECK PREFERRED STOCK. As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

    FILLING OF DIRECTOR VACANCIES. Our amended and restated certificate of incorporation provides that only a majority of directors then in office may fill newly created directorships, provided a quorum is present. Any other vacancy occurring on the board of directors may be filled only by a majority of directors then in office, even if less than a quorum. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by that removal with its own nominees.

    STOCKHOLDER ACTION. Our certificate of incorporation provides that stockholders may only act at meetings of stockholders and not by written consent in lieu of a stockholders' meeting. Our certificate of incorporation and by-laws provide that stockholders may not call a special meeting of the stockholders. Rather, only the chairman of the board, the president, any vice president, the secretary, or any assistant secretary, acting pursuant to a resolution of a majority of the board of directors, will be able to call special meetings of stockholders. Our by-laws also provide that stockholders may only conduct business at special meetings of stockholders that was specified in the notice of the meeting. These provisions may discourage a person or entity from making a tender offer, because even if it acquired a majority of our outstanding voting stock, the person or entity could only take action at a duly called stockholders' meeting relating to the business specified in the notice of meeting and not by written consent.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Our by-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder must deliver or mail the notice and we must receive the notice at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if we change the date of the annual meeting of stockholders to a date that is not within 30 days before or after the anniversary of our previous annual meeting of stockholders, then we must receive the stockholder's notice no later than the close of business on the later of the 90th day before the date of the annual meeting and the 10th day after the date on which we mail notice of the date of the meeting or we make a public announcement of the date, whichever first occurs. The by-laws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of the stockholder's notice. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders' meeting.

    SUPER-MAJORITY VOTING. Delaware law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage. We have provisions in our certificate of incorporation which require a vote of at least 85% of the stockholders entitled to vote in the election of directors to amend, alter, change or repeal various anti-takeover provisions of our certificate of incorporation.

  RIGHTS AGREEMENT

    Our board of directors has adopted a rights agreement, with American Stock Transfer and Trust Company as rights agent. The rights agreement is being filed as an exhibit to the registration statement.

    ANTI-TAKEOVER EFFECTS. The rights are intended to have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors, since we may redeem the rights as described below, and since, in general, a transaction approved by our board of directors would not cause the rights to become exercisable.

    EXERCISABILITY OF RIGHTS. Under the rights agreement, one right attaches to each share of our common stock outstanding and, when exercisable, entitles the registered holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock, par value $.01 per share, at an initial purchase price of $175, subject to customary antidilution adjustments. For a description of the terms of our Series A junior participating preferred stock, see "--Series A Junior Participating Preferred Stock" below.

    The rights will not become exercisable until the earlier of:

    - ten days following a public announcement that a person or group has become the beneficial owner after January 26, 2001 of 10% or more of our common stock then outstanding; or

    - ten business days following the commencement of a tender or exchange offer that would result in a person or group becoming the beneficial owner after January 26, 2001 of 10% or more of our common stock then outstanding.

    "FLIP-IN" FEATURE. In the event a person or group becomes the beneficial owner after January 26, 2001 of 10% or more of our common stock then outstanding, each holder of a right, except for such person or group, will have the right to acquire, upon exercise of the right, shares of our common stock having a value equal to twice the exercise price of the right. For example, if we assume that the initial purchase price of $175 is in effect on the date that the flip-in feature of the right is exercised, any holder of a right, except for the person or group that has become the beneficial owner of 10% or more of our common stock then outstanding, can exercise his or her right by paying us $175 in order to receive from us shares of common stock having a value equal to $350.

    "FLIP-OVER" FEATURE. In the event we engage in a merger or other business combination transaction and are not the surviving corporation, engage in a merger or other business combination in which we are the surviving corporation and our common stock is changed or exchanged, or 50% or more of our assets, cash flow or earning power is sold or transferred, then each holder of a right, except for a person or group that is the beneficial owner of 10% or more of our common stock then outstanding as described above, will have the right to receive, upon exercise of the right, shares of the acquiring company's capital stock equal to twice the exercise price of the right.

    REDEMPTION OF RIGHTS.  At any time until ten days following:

    - the public disclosure that a person or group has become the beneficial owner after January 26, 2001 of 10% or more of our common stock then outstanding, or

    - 5 p.m. New York City time on February 5, 2011 (or such later date as may be established by the board of directors prior to the expiration of the rights),

we may redeem all of the rights at a redemption price of $.01 per right. The rights described above under "--Exercisability of Rights," will terminate upon the order of redemption, and at such time, the holders of the rights will have the right to receive only the redemption price for each right held.

    AMENDMENT OF RIGHTS. At any time before a person or group becomes the beneficial owner after January 26, 2001 of 10% or more of our common stock then outstanding, the terms of the existing rights agreement may be amended by our board of directors without the consent of the holders of the rights.

    At any time after a person or group becomes the beneficial owner after January 26, 2001 of 10% or more of our common stock then outstanding, our board of directors may amend the rights agreement to cure any ambiguity, correct any defects, to shorten or lengthen any time period or to make any other change that does not adversely affect the interests of holders of the rights (other than persons or groups beneficially owning 10% or more of our outstanding common stock). However, our board of directors may not adopt any amendment at a time when the rights are not redeemable.

    TERMINATION OF RIGHTS. If not previously exercised, the rights will expire ten years from the date that the rights agreement commences, unless we earlier redeem the rights or extend the final expiration date.

    SERIES A JUNIOR PARTICIPATING PREFERRED STOCK. In connection with the creation of the rights, as described above, our board of directors has authorized the issuance of shares of Series A junior participating preferred stock.

    We have designed the dividend, liquidation, voting and redemption features of our Series A junior participating preferred stock so that the value of one one-thousandth of a share of our Series A junior participating preferred stock approximates the long-term value of one share of our common stock. Shares of our Series A junior participating preferred stock may only be purchased after the rights have become exercisable, and each share of the Series A junior participating preferred stock:

    - will be nonredeemable and junior to all other series of preferred stock, unless otherwise provided in the terms of those series of preferred stock;

    - will have a preferential quarterly dividend in an amount equal to the greater of $.01 or 1,000 times the aggregate per share amount of cash and non-cash dividends declared on each share of common stock;

    - in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to $1,000 per share of Series A junior participating preferred stock, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment;

    - will have 1,000 votes, voting together with the common stock and any other capital stock with general voting rights; and

    - in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

    The rights of our Series A junior participating preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

  DELAWARE ANTI-TAKEOVER STATUTE

    We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, some business combinations between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an interested stockholder are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:

    - the corporation has elected in its certificate of incorporation not to be governed by Section 203;

    - the board of directors of the corporation approved the transaction which resulted in the stockholder becoming an interested stockholder before the stockholder became an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

    - the board of directors approves the business combination and holders of two-thirds of the voting stock which the interested stockholder did not own authorize the business combination at a meeting.

    We have not made an election in our amended and restated certificate of incorporation to opt out of Section 203.

    In addition to the above exceptions to Section 203, the three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. For the purposes of Section 203, a business combination generally includes mergers or consolidations, transactions involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock, and an interested stockholder generally includes a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    Our amended and restated certificate of incorporation and amended and restated by-laws provide that we shall indemnify our directors and officers to the full extent that Delaware law permits. Delaware law permits a corporation to indemnify any director, officer, employee or agent made or threatened to be made a party to any pending or completed proceeding if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

    Our certificate of incorporation, to the maximum extent permitted by Delaware law, limits the liability of our directors. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

    - any breach of their duty of loyalty to the corporation or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

    - any transaction from which the director derived an improper personal benefit.

    This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    Our by-laws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in that capacity, regardless of whether our by-laws would otherwise permit indemnification for that liability. We have obtained liability insurance for our officers and directors.

    At the present time, there is no pending litigation or proceeding involving any director, officer, employee or agent of PRAECIS for which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

SALE OF RESTRICTED SHARES

    Upon completion of this offering, based upon the number of shares outstanding as of December 31, 2000, we will have an aggregate of 47,784,199 outstanding shares of common stock, or 48,609,199 shares if the underwriters exercise the over-allotment option in full, excluding 8,234,830 shares underlying outstanding options and 404,445 underlying outstanding warrants. Of these shares, all of the 9,200,000 shares sold in our initial public offering in May 2000 are, and all of the 5,500,000 shares sold in this offering to purchasers other than our affiliates, or 6,325,000 shares if the underwriters' over-allotment option is exercised in full, will be, freely tradable in the public market without restriction or further registration under the Securities Act. However, shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. As of December 31, 2000, approximately 5,770,551 shares of common stock were held by our affiliates or former affiliates. Substantially all of our remaining outstanding shares of common stock may be freely sold without volume restrictions pursuant to Rule 144(k) or Rule 701 under the Securities Act. One of our stockholders, which until recently was one of our affiliates, owned approximately 7.3 million shares of common stock immediately after completion of our initial public offering. While sale of these shares has been subject to the volume limitations and other requirements of Rule 144, that stockholder sold in market transactions approximately 3.7 million of these shares from late October 2000 through the end of 2000. We expect that by March 31, 2001 up to the remaining approximately 3.6 million shares held by this stockholder will be eligible for resale under Rule 144(k) and thus without volume restrictions.

LOCK-UP AGREEMENTS

    Our directors, named executive officers, and some of our other officers have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of common stock or any security convertible into or exchangeable for common stock for a period of 90 days from the effective date of this prospectus without the prior written consent of Salomon Smith Barney Inc., except for shares disposed of as a gift or distribution to recipients who have agreed to the same restrictions. These agreements cover a total of approximately 4.2 million shares of common stock, based upon these individuals' and entities' beneficial ownership as of December 31, 2000 and including options held by them that are exercisable within 60 days of December 31, 2000, to the extent applicable. Upon expiration of the lock-up period, 90 days after the effective date of this prospectus, all of these shares may be resold to the public in accordance with Rule 144.

    We have agreed not to issue, sell or otherwise dispose of any shares of common stock during the 90-day period following the effective date of this prospectus, except we may issue shares in connection with acquisitions and we may grant options to purchase shares of common stock under the Second Amended and Restated 1995 Stock Plan and issue shares of common stock either upon the exercise of options under our Second Amended and Restated 1995 Stock Plan or under our Employee Stock Purchase Plan.

RULE 144

    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year, including a person who is an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which is expected to be approximately 477,841 shares upon completion of this offering; or

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to a sale, subject to restrictions specified in Rule 144.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner of sale or other limitations contained in Rule 144.

RULE 701

    In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement prior to the filing of our registration statement on Form S-8, described below under "--Stock Options," is eligible to resell the shares in reliance on Rule 144, but without compliance with various restrictions, including the holding period requirements, contained in Rule 144. However, in the case of sales by our affiliates the volume restrictions of Rule 144 will still apply.

STOCK OPTIONS

    We have registered under the Securities Act, pursuant to a registration statement on Form S-8, an aggregate of 9,252,654 shares of common stock reserved for issuance under our Second Amended and Restated 1995 Stock Plan and our Employee Stock Purchase Plan. As of December 31, 2000, options to purchase 8,234,830 shares of common stock were issued and outstanding under our Second Amended and Restated 1995 Stock Plan and 536,840 shares were reserved for issuance pursuant to future grants of stock options. In addition, as of December 31, 2000, 150,503 shares were reserved for issuance under our Employee Stock Purchase Plan. Shares covered by this registration statement will, upon the optionee's exercise and subject to vesting and, if applicable, lock-up provisions and to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market.

REGISTRATION RIGHTS

    Based upon information available to us as of the date of this prospectus, under specified circumstances and subject to customary conditions and limitations, the holders of an aggregate of approximately 7,080,763 shares of our common stock have demand or "piggyback" rights to have these shares registered under the Securities Act. Please refer to the information in this prospectus under the heading "Description of Capital Stock--Registration Rights" for a more detailed discussion of these registration rights.

                                  UNDERWRITING

    Salomon Smith Barney Inc., Credit Suisse First Boston Corporation and CIBC World Markets Corp. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                               NUMBER
                                                              OF SHARES
UNDERWRITER                                                   ---------
Salomon Smith Barney Inc....................................
Credit Suisse First Boston Corporation......................
CIBC World Markets Corp.....................................
                                                               -------
    Total...................................................
                                                               =======

    The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not
to exceed $     per share. The underwriters may allow, and dealers may reallow,
a concession not to exceed $     per share on sales to other dealers. If all of
the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 825,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

    We, our executive officers, directors, and some of our other officers have agreed that, with limited exceptions, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    The common stock is quoted on the Nasdaq National Market under the symbol "PRCS."

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                    PAID BY PRAECIS
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................  $             $
Total.......................................................  $             $

    In connection with the offering, Salomon Smith Barney on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determing the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

    We estimate that the total expenses of this offering will be approximately $800,000.

    The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

    A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution of shares through its affiliate, CSFBDIRECT Inc., an on-line broker dealer, as a selling group member. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

    Various legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. Various legal matters in connection with this offering will be passed upon for the underwriters by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS

    Our financial statements at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and elsewhere in the registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon this report given upon the authority of such firm as experts in accounting and auditing.

    The statements in this prospectus relating to patents appearing in the section entitled "Risk Factors" under the captions "If we are unable to obtain and enforce valid patents, we could lose any competitive advantage we may have" and "If our technologies, processes or potential products conflict with the patents of competitors, universities or others, we could have to engage in costly litigation and be unable to commercialize those products," and in the section entitled "Business" under the sub-heading "Patents and Proprietary Rights" and other references in this prospectus to patents have been examined by and passed upon for us by Lahive & Cockfield, LLP, Boston, Massachusetts, and are included in reliance upon such examination and upon the authority of such counsel as experts on patents.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and the shares of our common stock to be sold in this offering, please refer to the registration statement and the exhibits which are part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. Each statement in this prospectus regarding the contents of the referenced contract or other document is qualified in all respects by our reference to the copy filed with the registration statement.

    For further information about us and our common stock, we refer you to our registration statement and its attached exhibits, copies of which may be inspected without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a duplicating fee. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Commission maintains a World Wide Web site on the Internet at HTTP://WWW.SEC.GOV that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we file periodic reports, proxy and information statements and other information with the Commission. Our periodic reports and other information are available for inspection and copying at the regional offices, public references facilities and Web site of the Commission referred to above.

                      PRAECIS PHARMACEUTICALS INCORPORATED
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Auditors..............................    F-2

Balance Sheets..............................................    F-3

Statements of Operations....................................    F-4

Statements of Stockholders' Equity..........................    F-5

Statements of Cash Flows....................................    F-6

Notes to Financial Statements...............................    F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
PRAECIS PHARMACEUTICALS INCORPORATED

    We have audited the accompanying balance sheets of PRAECIS PHARMACEUTICALS INCORPORATED as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PRAECIS PHARMACEUTICALS INCORPORATED at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 2, 2000

                      PRAECIS PHARMACEUTICALS INCORPORATED

                                 BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1998       1999         2000
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
    Cash and cash equivalents...............................  $ 85,298   $ 94,525     $146,378
    Accounts receivable.....................................       680      8,121        2,148
    Unbilled revenue........................................        --      4,259        2,157
    Materials inventory.....................................        --     21,100       29,957
    Prepaid expenses and other assets.......................       526        708        3,695
    Deferred income taxes...................................       280      5,575        5,575
                                                              --------   --------     --------
      Total current assets..................................    86,784    134,288      189,910
Property and equipment, net.................................     3,841      6,043       49,513
                                                              --------   --------     --------
      Total assets..........................................  $ 90,625   $140,331     $239,423
                                                              ========   ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable........................................  $  1,206   $  9,878     $  3,844
    Accrued expenses........................................     7,231      6,859       12,467
    Deferred revenue........................................     1,302      5,501        5,104
    Advance payments........................................        --     21,100       29,957
    Income taxes payable....................................       230      4,672           --
    Current portion of capital lease obligations............       189         58            4
                                                              --------   --------     --------
      Total current liabilities.............................    10,158     48,068       51,376
Deferred revenue............................................     2,035      4,547        1,136
Long term debt..............................................        --         --       24,000
Capital lease obligations, net of current portion...........        59         --           --
Commitments and contingencies
Stockholders' equity:
    Preferred Stock-Unallocated, $0.01 par value, 312,700
      shares authorized; no shares issued or outstanding....        --         --           --
    Series A Convertible Preferred Stock, $0.01 par value;
      1,061,166 shares authorized; 1,041,166 shares issued
      and outstanding in 1998 and 1999 ($10,500 aggregate
      liquidation preference); no shares issued and
      outstanding at September 30, 2000.....................        10         10           --
    Series B Convertible Preferred Stock, $0.01 par value;
      63,700 shares authorized, issued and outstanding in
      1998 and 1999 ($642 aggregate liquidation preference);
      no shares issued and outstanding at September 30,
      2000..................................................         1          1           --
    Series C Convertible Preferred Stock, $0.01 par value;
      1,052,632 shares authorized, issued and outstanding in
      1998 and 1999 ($20,000 aggregate liquidation
      preference); no shares issued and outstanding at
      September 30, 2000....................................        11         11           --
    Series D Convertible Preferred Stock, $0.01 par value;
      359,324 shares authorized, issued and outstanding in
      1998 and 1999 ($10,000 aggregate liquidation
      preference); no shares issued and outstanding at
      September 30, 2000....................................         4          4           --
    Series E Convertible Preferred Stock, $0.01 par value;
      900,478 shares authorized, issued and outstanding in
      1998 and 1999 ($37,820 aggregate liquidation
      preference); no shares issued and outstanding at
      September 30, 2000....................................         9          9           --
    Common Stock, $0.01 par value; 200,000,000 shares in
      2000 and 60,000,000 shares in 1999 authorized;
      5,920,174 shares in 1998, 6,358,684 shares in 1999 and
      41,877,096 shares in 2000 issued and outstanding......        59         64          419
    Additional paid-in capital..............................    88,622     88,710      175,244
    Accumulated deficit.....................................   (10,343)    (1,093)     (12,752)
                                                              --------   --------     --------
      Total stockholders' equity............................    78,373     87,716      162,911
                                                              --------   --------     --------
      Total liabilities and stockholders' equity............  $ 90,625   $140,331     $239,423
                                                              ========   ========     ========

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                ------------------------------   -------------------
                                                  1997       1998       1999       1999       2000
                                                --------   --------   --------   --------   --------
                                                                                     (UNAUDITED)
Revenues:
  Corporate collaborations....................  $15,118    $37,624    $61,514    $57,128    $ 26,307
  Contract services...........................    2,615      1,943         --         --          --
                                                -------    -------    -------    -------    --------
    Total revenues............................   17,733     39,567     61,514     57,128      26,307
Costs and expenses:
  Research and development....................   15,013     33,704     48,764     42,190      37,023
  Sales and marketing.........................       --         --      2,601      2,047       2,666
  General and administrative..................    3,780      3,605      3,572      2,721       3,874
                                                -------    -------    -------    -------    --------
    Total costs and expenses..................   18,793     37,309     54,937     46,958      43,563
                                                -------    -------    -------    -------    --------
Operating income (loss).......................   (1,060)     2,258      6,577     10,170     (17,256)
Interest income...............................    1,466      3,562      4,484      3,211       5,890
Interest expense..............................     (102)       (46)       (11)        (3)       (193)
                                                -------    -------    -------    -------    --------
Income (loss) before income taxes.............      304      5,774     11,050     13,378     (11,559)
Provision for income taxes....................      100        100      1,800      2,170         100
                                                -------    -------    -------    -------    --------
Net income (loss).............................  $   204    $ 5,674    $ 9,250    $11,208    $(11,659)
                                                =======    =======    =======    =======    ========

Net income (loss) per share:
  Basic.......................................  $  0.05    $  0.99    $  1.51    $  1.84    $  (0.44)
                                                =======    =======    =======    =======    ========
  Diluted.....................................  $  0.01    $  0.16    $  0.24    $  0.30    $  (0.44)
                                                =======    =======    =======    =======    ========

Weighted average number of common shares:
  Basic.......................................    4,446      5,738      6,106      6,079      26,281
  Diluted.....................................   28,270     35,139     37,849     37,489      26,281
Unaudited pro forma net income (loss) per
  share:
  Basic............................................................   $  0.29    $  0.35    $  (0.31)
                                                                      =======    =======    ========
  Diluted..........................................................   $  0.24    $  0.30    $  (0.31)
                                                                      =======    =======    ========
Unaudited pro forma weighted average number of common shares:
  Basic............................................................    31,714     31,687      37,683
  Diluted..........................................................    37,849     37,489      37,683

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        PREFERRED STOCK
                                   -----------------------------------------------------------------------------------------
                                         SERIES A               SERIES B               SERIES C               SERIES D
                                   ---------------------   -------------------   ---------------------   -------------------
                                     SHARES      AMOUNT     SHARES     AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                   ----------   --------   --------   --------   ----------   --------   --------   --------
Balance at December 31, 1996.....   1,041,166     $ 10      63,700      $ 1       1,052,632     $ 11
Issuance of Common Stock.........
Issuance of warrants to purchase
  Common Stock...................
Common Stock issued upon exercise
  of stock options...............
Repurchase of Treasury Stock.....
Retirement of Treasury Stock.....
Issuance of Series D Convertible
  Preferred Stock................                                                                         359,324     $ 4
Net income.......................
                                   ----------     ----     -------      ---      ----------     ----     --------     ---
Balance at December 31, 1997.....   1,041,166       10      63,700        1       1,052,632       11      359,324       4
Issuance of Series E Convertible
  Preferred Stock................
Common Stock issued upon exercise
  of stock options...............
Net income.......................
                                   ----------     ----     -------      ---      ----------     ----     --------     ---
Balance at December 31, 1998.....   1,041,166       10      63,700        1       1,052,632       11      359,324       4
Common Stock issued upon exercise
  of stock options...............
Net income.......................
                                   ----------     ----     -------      ---      ----------     ----     --------     ---
Balance at December 31, 1999.....   1,041,166       10      63,700        1       1,052,632       11      359,324       4
Common Stock issued upon IPO (net
  of $7,735 in offering costs)
  (unaudited)....................
Conversion of Preferred Stock on
  IPO (unaudited)................  (1,041,166)     (10)    (63,700)      (1)     (1,052,632)     (11)    (359,324)     (4)
Stock compensation (unaudited)...
Common Stock issued upon exercise
  of stock options, common stock
  grant and warrant exercise
  (unaudited)....................
Net income (loss) (unaudited)....
                                   ----------     ----     -------      ---      ----------     ----     --------     ---
Balance at September 30, 2000
  (unaudited)....................
                                   ==========     ====     =======      ===      ==========     ====     ========     ===

                                     PREFERRED STOCK
                                   -------------------
                                        SERIES E             COMMON STOCK          TREASURY STOCK      ADDITIONAL
                                   -------------------   ---------------------   -------------------    PAID-IN     ACCUMULATED
                                    SHARES     AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT     CAPITAL       DEFICIT
                                   --------   --------   ----------   --------   --------   --------   ----------   ------------
Balance at December 31, 1996.....                         3,341,402     $ 34                            $ 30,926      $(16,221)
Issuance of Common Stock.........                         1,617,772       16                               9,448
Issuance of warrants to purchase
  Common Stock...................                                                                            500
Common Stock issued upon exercise
  of stock options...............                           123,082        1                                  18
Repurchase of Treasury Stock.....                                                 17,498      $(2)
Retirement of Treasury Stock.....                           (17,498)             (17,498)       2             (2)
Issuance of Series D Convertible
  Preferred Stock................                                                                          9,957
Net income.......................                                                                                          204
                                   --------     ---      ----------     ----     -------      ---       --------      --------
Balance at December 31, 1997.....                         5,064,758       51                              50,847       (16,017)
Issuance of Series E Convertible
  Preferred Stock................   900,478     $ 9                                                       37,622
Common Stock issued upon exercise
  of stock options...............                           855,416        8                                 153
Net income.......................                                                                                        5,674
                                   --------     ---      ----------     ----     -------      ---       --------      --------
Balance at December 31, 1998.....   900,478       9       5,920,174       59                              88,622       (10,343)
Common Stock issued upon exercise
  of stock options...............                           438,510        5                                  88
Net income.......................                                                                                        9,250
                                   --------     ---      ----------     ----     -------      ---       --------      --------
Balance at December 31, 1999.....   900,478       9       6,358,684       64                              88,710        (1,093)
Common Stock issued upon IPO (net
  of $7,735 in offering costs)
  (unaudited)....................                         9,200,000       92                              84,173
Conversion of Preferred Stock on
  IPO (unaudited)................  (900,478)     (9)     25,607,850      256                                (221)
Stock compensation (unaudited)...                                                                          1,699
Common Stock issued upon exercise
  of stock options, common stock
  grant and warrant exercise
  (unaudited)....................                           710,562        7                                 883
Net income (loss) (unaudited)....                                                                                      (11,659)
                                   --------     ---      ----------     ----     -------      ---       --------      --------
Balance at September 30, 2000
  (unaudited)....................                        41,877,096     $419                            $175,244      $(12,752)
                                   ========     ===      ==========     ====     =======      ===       ========      ========


                                       TOTAL
                                   STOCKHOLDERS'
                                      EQUITY
                                   -------------
Balance at December 31, 1996.....    $ 14,761
Issuance of Common Stock.........       9,464
Issuance of warrants to purchase
  Common Stock...................         500
Common Stock issued upon exercise
  of stock options...............          19
Repurchase of Treasury Stock.....          (2)
Retirement of Treasury Stock.....
Issuance of Series D Convertible
  Preferred Stock................       9,961
Net income.......................         204
                                     --------
Balance at December 31, 1997.....      34,907
Issuance of Series E Convertible
  Preferred Stock................      37,631
Common Stock issued upon exercise
  of stock options...............         161
Net income.......................       5,674
                                     --------
Balance at December 31, 1998.....      78,373
Common Stock issued upon exercise
  of stock options...............          93
Net income.......................       9,250
                                     --------
Balance at December 31, 1999.....      87,716
Common Stock issued upon IPO (net
  of $7,735 in offering costs)
  (unaudited)....................      84,265
Conversion of Preferred Stock on
  IPO (unaudited)................
Stock compensation (unaudited)...       1,699
Common Stock issued upon exercise
  of stock options, common stock
  grant and warrant exercise
  (unaudited)....................         890
Net income (loss) (unaudited)....     (11,659)
                                     --------
Balance at September 30, 2000
  (unaudited)....................    $162,911
                                     ========

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                 NINE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                               ------------------------------   -------------------
                                                 1997       1998       1999       1999       2000
                                               --------   --------   --------   --------   --------
                                                                                    (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss)............................  $   204    $ 5,674    $  9,250   $ 11,208   $(11,659)
Adjustments to reconcile net income (loss) to
  cash provided by (used in) operating
  activities:
  Depreciation and amortization..............      754      1,005       1,354        964      1,984
  Deferred income taxes......................       --       (280)     (5,295)    (4,132)        --
  Stock compensation.........................                                         --      1,699
  Changes in operating assets and
    liabilities:
    Accounts receivable......................   (2,213)     1,867      (7,441)   (13,668)     5,973
    Unbilled revenues........................   (1,071)     1,071      (4,259)    (9,708)     2,102
    Materials inventory......................       --         --     (21,100)    (5,186)    (8,857)
    Prepaid expenses and other assets........      115       (328)       (182)        78     (2,987)
    Accounts payable.........................    1,252       (213)      8,672      9,509     (6,034)
    Accrued expenses.........................    3,280      2,468        (372)       730      5,608
    Deferred revenue.........................    4,931     (2,265)      6,711      8,293     (3,808)
    Advance payments.........................       --         --      21,100      5,186      8,857
    Income taxes payable.....................       --        230       4,442      3,665     (4,672)
                                               -------    -------    --------   --------   --------
Net cash provided by (used in) operating
  activities.................................    7,252      9,229      12,880      6,939    (11,794)

INVESTING ACTIVITIES:
Purchase of property and equipment...........   (1,819)    (1,492)     (3,556)    (3,329)   (45,454)
Sale of short-term investments...............    4,960         --          --         --         --
                                               -------    -------    --------   --------   --------
Net cash provided by (used in) investing
  activities.................................    3,141     (1,492)     (3,556)    (3,329)   (45,454)

FINANCING ACTIVITIES:
Proceeds from sale of Convertible Preferred
  Stock......................................    9,961     37,631          --         --         --
Proceeds from debt issuance..................                                         --     24,000
Principal repayments of capital lease
  obligations................................     (405)      (421)       (190)      (181)       (54)
Initial public offering proceeds.............                                         --     84,263
Proceeds from the issuance of Common Stock,
  options and warrants.......................    9,983        161          93         47        892
Repurchase of treasury stock.................       (2)        --          --         --         --
                                               -------    -------    --------   --------   --------
Net cash provided by (used in) financing
  activities.................................   19,537     37,371         (97)      (134)   109,101
                                               -------    -------    --------   --------   --------
Increase in cash and cash equivalents........   29,930     45,108       9,227      3,476     51,853
Cash and cash equivalents at beginning of
  year.......................................   10,260     40,190      85,298     85,298     94,525
                                               -------    -------    --------   --------   --------
Cash and cash equivalents at end of year.....  $40,190    $85,298    $ 94,525   $ 88,774   $146,378
                                               =======    =======    ========   ========   ========

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

1.  BASIS OF PRESENTATION

THE COMPANY

    PRAECIS PHARMACEUTICALS INCORPORATED (the "Company") was incorporated under the name Pharmaceutical Peptides, Inc. in July 1993 under the laws of the State of Delaware. The Company is a drug discovery and development company engaged in the development of drugs for the treatment of human diseases.

INTERIM FINANCIAL INFORMATION

    The financial information and related footnotes at September 30, 2000, and for the nine months ended September 30, 1999 and 2000, is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for such periods. Results for the nine months ended
September 30, 2000 are not necessarily indicative of the results to be expected for any subsequent period.

INITIAL PUBLIC OFFERING

    On April 26, 2000, the Company's Registration Statement on Form S-1 (File No. 333-96351) (the "Registration Statement") was declared effective by the Securities and Exchange Commission. Pursuant to the Registration Statement, on May 2, 2000, the Company sold 8,000,000 shares of its common stock at $10 per share and on May 8, 2000, the Company sold an additional 1,200,000 shares of common stock at $10 per share pursuant to the underwriters' exercise in full of their over-allotment option.

    The Company received net proceeds of approximately $84.3 million from its initial public offering (including the net proceeds from the sale of shares pursuant to the exercise by the underwriters of the over-allotment option), after payment of underwriting discounts and commissions and estimated offering expenses.

USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2.  SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

    Cash equivalents consist principally of money market funds with original maturities of three months or less at the date of purchase.

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and accounts receivable. The Company places its cash equivalents with high credit quality financial institutions and, by policy, limits the credit exposure to any one financial instrument; accounts receivable are limited to amounts due from collaborators.

UNBILLED REVENUE

    Unbilled revenue represents reimbursable costs incurred by the Company but not yet billed under corporate collaboration agreements. Billings are prepared monthly upon receipt of all reimbursable cost documentation.

INVENTORY

    Materials inventory is carried at the lower of actual cost or market (net realizable value).

PROPERTY AND EQUIPMENT

    Equipment is recorded at cost, and includes capitalized leases which are stated at the present value of future minimum lease obligations at the date of inception of the lease. Depreciation is recorded over the shorter of the estimated useful life of the asset or the term of the lease (four years) using the straight-line method. Leasehold improvements are stated at cost and are amortized over the remaining life of the building lease.

REVENUE RECOGNITION

    Revenue is deemed earned when all of the following have occurred: all obligations of the Company relating to the revenue have been met and the earning process is complete; the monies received or receivable are not refundable, irrespective of research results; and there are neither future obligations nor future milestones to be met by the Company with respect to such revenue.

    CORPORATE COLLABORATIONS. Revenues are earned based upon research expenses incurred and milestones achieved. Non-refundable payments upon initiation of contracts are deferred and amortized over the period which the Company is obligated to participate on a continuing and substantial basis in the research and development activities outlined in each contract. Amounts received in advance of reimbursable expenses are recorded as deferred revenue until the related expenses are incurred. Milestone payments are recognized as revenue in the period in which the parties agree that the milestone has been achieved.

    CONTRACT SERVICES. Revenues are earned as services are performed or the related expenses are incurred. Amounts received in advance of reimbursable services to be performed are recorded as deferred revenue until the related services are performed.

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    The Company provides for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, ACCOUNTING FOR INCOME TAXES. Under this method, deferred taxes are recognized using the liability method, whereby tax rates are applied to cumulative temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes based on when and how they are expected to affect the tax return.

TECHNOLOGY, LICENSES AND PATENTS

    Costs associated with acquired technology, licenses and patents are expensed as incurred.

STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion
No. 25., ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS No. 123). Under APB 25, when the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is required.

ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which is effective for fiscal year 2001. This Statement requires all derivatives to be carried on the balance sheet as assets or liabilities at fair value. The accounting for changes in fair value would depend on the hedging relationship and would be reported in the income statement or as a component of comprehensive income. The Company believes that the adoption of this new accounting standard will not have a material impact on the Company's financial statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, which clarified the Staff's views concerning revenue recognition policies and is effective no later than the quarter ended
December 31, 2000. The Company believes its revenue recognition policies are in compliance with the Staff Accounting Bulletin.

    In March 2000, the FASB issued Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION. This Interpretation clarifies how companies should apply the Accounting Principles Board's Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. The Interpretation has been applied prospectively to new awards, modifications to outstanding awards, and changes in employee status on or after July 1, 2000, except as follows: the definition of an employee applies to awards granted after December 15, 1998; the Interpretation applies to modifications that reduce the exercise price of an award after December 15, 1998; and the Interpretation applies to modifications that add a reload feature to an award made after January 12, 2000. There are no awards that resulted in an adjustment as a result of this Interpretation.

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NET INCOME (LOSS) PER SHARE

    Basic net income (loss) per share represents net income divided by the weighted average shares of common stock outstanding during the period. Diluted net (loss) income per share includes the effect of all dilutive, potentially issuable common shares using the treasury stock method. The difference between basic and diluted shares used in the computation of net income (loss) per share is as follows:

                                                                                           NINE MONTHS
                                                                                              ENDED
                                                         YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                      ------------------------------   -------------------
                                                        1997       1998       1999       1999       2000
                                                      --------   --------   --------   --------   --------
                                                              (IN THOUSANDS)               (UNAUDITED)
HISTORICAL:

Weighted average number of common shares outstanding
  used in computing basic net income (loss) per
  share.............................................    4,446      5,738      6,106      6,079     26,281
Effect of dilutive securities:
  Convertible Preferred Stock.......................   17,680     23,387     25,608     25,608         --
  Stock options.....................................    6,007      5,868      5,989      5,656         --
  Warrants..........................................      137        146        146        146         --
                                                       ------     ------     ------     ------     ------
Weighted average number of common shares used in
  diluted net income (loss) per share...............   28,270     35,139     37,849     37,489     26,281
                                                       ======     ======     ======     ======     ======
PRO FORMA (UNAUDITED):

Weighted average number of common shares outstanding
  used in basic net income (loss) per share.........                          6,106      6,079     26,281
Adjustment to reflect the effect of the assumed
  conversion of preferred stock from the date of
  issuance..........................................                         25,608     25,608     11,402
                                                                             ------     ------     ------
Weighted average number of common shares outstanding
  used in pro forma basic net income (loss) per
  share.............................................                         31,714     31,687     37,683
                                                                             ======     ======     ======

Weighted average number of common shares used in
  diluted net income (loss) per share...............                         37,849     37,489     26,281
Adjustment to reflect the effect of the assumed
  conversion of preferred stock from the date of
  issuance..........................................                             --         --     11,402
                                                                             ------     ------     ------
Weighted average number of common shares used in
  pro-forma diluted net income (loss) per share.....                         37,849     37,489     37,683
                                                                             ======     ======     ======

PRO FORMA INFORMATION (UNAUDITED)

    Upon the closing of the Company's initial public offering, all of the outstanding shares of Series A, B, C, D and E convertible preferred stock converted into 25,607,850 shares of common stock. The pro forma presentation of stockholders' equity has been prepared assuming the conversion of all of the outstanding shares of preferred stock into shares of common stock on December 31, 1999. Pro forma

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) net income per share is computed using the historical basic and diluted weighted average number of outstanding shares of common stock assuming conversion of the outstanding shares of Series A, B, C, D and E convertible preferred stock into a total of 25,607,850 shares of common stock (as of their original dates of issuance).

3.  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                DECEMBER 31,
                                                             -------------------
                                                               1998       1999
                                                             --------   --------
                                                               (IN THOUSANDS)
Laboratory and office equipment............................   $4,127    $ 6,271
Leasehold improvements.....................................    2,113      3,711
Construction in progress...................................      460        274
                                                              ------    -------
                                                               6,700     10,256
Less accumulated depreciation and amortization.............    2,859      4,213
                                                              ------    -------
                                                              $3,841    $ 6,043
                                                              ======    =======

4.  LEASES

    The Company has capitalized leased equipment totaling approximately
$1.6 million at December 31, 1998 and $0.3 million at December 31, 1999, and related accumulated amortization of approximately $1.4 million and $0.3 million at December 31, 1998 and 1999, respectively.

    The Company leases its laboratory and office space under operating lease agreements with fixed terms of ten years plus renewal options. In addition to the minimum lease commitments, the leases require payment of the Company's pro rata share of property taxes and building operating expenses. The leases also contain certain rent inducements, which are being amortized over the term of the agreements using the straight-line method.

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

4.  LEASES (CONTINUED)
    At December 31, 1999, future minimum commitments under leases with noncancellable terms of more than one year are as follows:

                                                            CAPITAL    OPERATING
YEARS ENDED DECEMBER 31,                                     LEASES     LEASES
------------------------                                    --------   ---------
                                                               (IN THOUSANDS)
2000......................................................    $59       $  590
2001......................................................     --          590
2002......................................................     --          590
2003......................................................     --          590
2004......................................................     --          626
Thereafter................................................     --        1,117
                                                              ---       ------
Total.....................................................     59       $4,103
                                                                        ======
Less amount representing interest.........................     (1)
                                                              ---
Present value of current minimum lease payments...........    $58
                                                              ===

    Total rent expense amounted to approximately $0.3 million in 1997, $0.5 million in 1998 and $0.6 million in 1999. Interest paid under all financing and leasing arrangements during each of the years presented approximated interest expense.

5.  ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Clinical trial costs........................................   $5,072     $4,116
Professional fees...........................................      645        533
Other.......................................................    1,514      2,210
                                                               ------     ------
                                                               $7,231     $6,859
                                                               ======     ======

6.  STOCKHOLDERS' EQUITY

STOCK SPLIT

    On February 2, 2000, the Company's Board of Directors approved a two-for-one stock split of the common stock, effected in the form of a 100% stock dividend. All common share and per share data in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

6.  STOCKHOLDERS' EQUITY (CONTINUED)
CONVERTIBLE PREFERRED STOCK

    The issuance date, purchase price per share, number of shares issued and conversion terms of the Company's Series A, B, C, D and E convertible preferred stock are summarized in the table below:

                                                              NUMBER OF    NUMBER OF SHARES
                                                  PER SHARE     SHARES     OF COMMON STOCK
                                    DATE OF       PURCHASE    ORIGINALLY    ISSUABLE UPON     CONVERSION
                                   ISSUANCE         PRICE       ISSUED        CONVERSION        RATIO
                                ---------------   ---------   ----------   ----------------   ----------
Series A......................  December 1993/     $10.085    1,041,166       7,777,887       7.47-to-1
                                  March 1994
Series B......................  December 1993      $10.085       63,700         475,860       7.47-to-1
Series C......................    April 1996       $ 19.00    1,052,632       7,905,118       7.51-to-1
Series D......................    June 1997        $ 27.83      359,324       2,695,414       7.50-to-1
Series E......................    April 1998       $ 42.00      900,478       6,753,582       7.50-to-1

    Each share of Series A, C, D and E Convertible Preferred Stock is convertible into common stock at the option of the stockholder. The terms of the Preferred Stock provide that the shares of Series A, B, C, D and E Convertible Preferred Stock shall, by action of the Board of Directors, be automatically converted into a total of 25,607,850 shares of common stock upon the closing of an initial public offering with an initial public offering price per share of common stock being at least $7.56.

    Each holder of Series A, C, D and E Convertible Preferred Stock is entitled to vote on all matters and is entitled to that number of votes equal to the number of shares of common stock into which such preferred stock can be converted. Holders of Series B Convertible Preferred Stock have no voting rights, except as otherwise provided by law. In the event of a liquidation, the holders of the Series A, B, C, D and E convertible preferred stock would be entitled to receive an amount equal to the price per share originally paid to the Company for those shares, plus all declared, but unpaid, dividends, if any. After payments of such liquidation amounts to the holders of the Series A, B, C, D and E convertible preferred stock, the holders of common stock are entitled to receive a certain amount, after which the holders of the Series A, B, C, D and E convertible preferred stock and the holders of common stock are entitled to share in any remaining assets available for distribution, with the holders of the Series A, B, C, D and E convertible preferred stock participating based on the number of shares of common stock into which such convertible preferred stock is then convertible.

SHARE AUTHORIZATION

    On February 2, 2000, the Board of Directors approved an Amended and Restated Certificate of Incorporation, which will become effective upon consummation of the initial public offering, and increased the Company's shares of common stock by 140,000,000 shares (for a total of 200,000,000 authorized shares of common stock) and provides for a total of 10,000,000 authorized shares of preferred stock, par value $0.01 per share. The preferred stock will be issuable in one or more classes or series, each of such classes or series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the Board of Directors.

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

6.  STOCKHOLDERS' EQUITY (CONTINUED)
EMPLOYEE STOCK PURCHASE PLAN

    On February 2, 2000, the Board of Directors adopted, subject to consummation of the initial public offering, an Employee Stock Purchase Plan and authorized the reservation of 160,000 shares of common stock for issuance thereunder. Under the Employee Stock Purchase Plan, commencing July 3, 2000, eligible employees may purchase shares of common stock at a price per share equal to 85% of the lower of the fair market value per share of the common stock at the beginning or the end of each six month period during the two-year term of the Employee Stock Purchase Plan. Participation is limited to the lesser of 10% of the employee's compensation or $25,000 in any calendar year.

RIGHTS PLAN

    In January 2001, the Company adopted a Rights Agreement (the "Rights Agreement"), commonly known as a "poison pill." The Rights Plan provides for the distribution of certain rights to acquire shares of the Company's Series A junior participating preferred stock (the "Rights") as a dividend for each share of common stock held of record as of February 5, 2001. Under certain conditions involving an acquisition or proposed acquisition by any person or group holding 10% or more of the common stock, each Right permits the holder (other than the 10% holder) to purchase common stock having a value equal to twice the exercise price of the Right, upon payment of the exercise price of the Right. In addition, in the event of certain business combinations after an acquisition by a person or group of 10% or more of the common stock, each Right entitles the holder (other than the 10% holder) to receive, upon payment of the exercise price, common stock having a value equal to twice the exercise price of the Right. The Rights have no voting privileges and are attached to, and automatically trade with, the Company's common stock. The Rights will terminate upon the earlier of the date of their redemption or ten years from the date of issuance.

WARRANTS

    In connection with its lease financing arrangement entered into March 29, 1995, the Company agreed to issue warrants to purchase 14,925 shares of Series A Convertible Preferred Stock at $10.085 per share, which, pursuant to the terms thereof will convert into warrants to purchase 111,495 shares of common stock at $1.35 per share upon the completion of the initial public offering contemplated herein. The fair value of the warrants, when issued periodically over the two year period from March 1995 through March 1997, was not material. These warrants expire on March 29, 2005 or two years from the date of an initial public offering, whichever is later.

    In May 1997, Sanofi-Synthelabo Inc. (a wholly owned subsidiary of Sanofi-Synthelabo S.A.) formerly Sylamerica, Inc. (a wholly owned subsidiary of Synthelabo S.A.) purchased 1,617,772 shares of common stock and a warrant to purchase 404,445 shares of common stock, for an aggregate purchase price of $10.0 million. The warrant has a five-year term and is exercisable at a price of $12.88 per share. The Company allocated $0.5 million to the value of the warrant. This value was estimated using the Black-Scholes valuation model using assumptions that are substantially consistent with those used in valuing the Company's common stock options under SFAS No. 123 (See "Stock Option Plan" below).

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

6.  STOCKHOLDERS' EQUITY (CONTINUED)
STOCK OPTION PLAN

    The Amended and Restated 1995 Stock Plan (the "Plan") allows for the granting of incentive and nonqualified options and awards to purchase shares of common stock. At December 31, 1999, the Plan provided for the issuance of up to 11,375,000 shares of common stock. Incentive options granted to employees generally vest at 20% on the first anniversary of the date of grant, with the remaining shares vesting equally over four years following such anniversary date. However, options to purchase 600,002 shares of common stock for $3.71 per share vest ratably over ten years or immediately upon the attainment of a targeted price per share of common stock of $41.24 per share, whichever occurs first. Nonqualified options generally vest over the period of service with the Company.

    Information regarding options under the Plan is summarized below:

                                                                     WEIGHTED-
                                                          NUMBER      AVERAGE
                                                            OF        EXERCISE
                                                          SHARES       PRICE
                                                         ---------   ----------
                                                         (IN THOUSANDS, EXCEPT
                                                            PER SHARE DATA)
Outstanding at December 31, 1996.......................    5,170       $ 0.25
Granted................................................    1,762         2.77
Canceled...............................................     (170)        0.49
Exercised..............................................     (124)        0.15
                                                           -----       ------
Outstanding at December 31, 1997.......................    6,638         0.92
Granted................................................    1,814         4.68
Canceled...............................................     (858)        0.83
Exercised..............................................     (856)        0.19
                                                           -----       ------
Outstanding at December 31, 1998.......................    6,738         2.03
Granted................................................    2,230         6.47
Canceled...............................................     (318)        1.50
Exercised..............................................     (438)        0.21
                                                           -----       ------
Outstanding at December 31, 1999.......................    8,212       $ 3.35
                                                           =====       ======

Options exercisable at December 31:
  1997.................................................    2,038       $ 0.24
                                                           =====       ======
  1998.................................................    1,998       $ 0.66
                                                           =====       ======
  1999.................................................    2,777       $ 1.61
                                                           =====       ======

    The weighted average per share fair value of options granted was $1.73 in 1997, $2.90 in 1998 and $4.07 in 1999. At December 31, 1999, there were
1,558,816 options available for grant and 35,894,790 shares of common stock reserved for the exercise of stock options and warrants and the conversion of preferred shares.

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

6.  STOCKHOLDERS' EQUITY (CONTINUED)
    The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1999 (option amounts in thousands):

                                                         WEIGHTED-
                                                          AVERAGE      WEIGHTED-                 WEIGHTED-
                                                         REMAINING      AVERAGE                   AVERAGE
                                            OPTIONS     CONTRACTUAL    EXERCISE      OPTIONS     EXERCISE
EXERCISE PRICE                            OUTSTANDING   LIFE (YEARS)     PRICE     EXERCISABLE     PRICE
--------------                            -----------   ------------   ---------   -----------   ---------
$0.14-$1.60.............................     3,316          5.88         $0.45        1,967        $0.40
$3.71-$7.00.............................     4,896          8.60         $5.33          810        $4.53

    Pursuant to the requirements of SFAS No. 123, the following are the pro forma net income (loss) for each year as if the compensation cost for the stock option plan had been determined based on the fair value at the grant date for grants for each year:

                                                          1997                  1998                  1999
                                                   -------------------   -------------------   -------------------
                                                      AS        PRO         AS        PRO         AS        PRO
                                                   REPORTED    FORMA     REPORTED    FORMA     REPORTED    FORMA
                                                   --------   --------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss)................................   $ 204      $ (797)    $5,674     $2,914     $9,250     $5,405
                                                    =====      ======     ======     ======     ======     ======
Diluted net income (loss) per common share.......   $0.01      $(0.18)    $ 0.16     $ 0.08     $ 0.24     $ 0.14
                                                    =====      ======     ======     ======     ======     ======

    The fair value of the stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6%; the volatility factor of the expected market price of the common stock of 70%; and a weighted-average expected life of the options of five years. The Company has never declared or paid any cash dividends on any of its capital stock and does not expect to do so in the foreseeable future.

    The effects on pro forma net income of expensing the fair value of stock options are not necessarily representative of the effects on reported results of operations for future years as the periods presented include only two, three, and four years, respectively, of option grants under the Company's plan.

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

7.  INCOME TAXES

    The Company's provision for income taxes is as follows (in thousands):

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1997       1998       1999
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Current:
  Federal............................................    $ 85      $ 280     $ 5,295
  State..............................................      15        100       1,800
                                                         ----      -----     -------
                                                          100        380       7,095
Deferred:
  Federal............................................      --       (280)     (5,295)
  State..............................................      --         --          --
                                                         ----      -----     -------
                                                                    (280)     (5,295)
                                                         ----      -----     -------
                                                         $100      $ 100     $ 1,800
                                                         ====      =====     =======

    A reconciliation of the Company's income tax provision to the statutory federal provision is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                     ------------------------------
                                                       1997       1998       1999
                                                     --------   --------   --------
Statutory federal income tax provision.............   $ 261     $ 2,327    $ 3,868
State income taxes.................................      19         362        620
Decrease in valuation allowance....................      --          --     (2,688)
Utilization of net operating losses................    (180)     (2,589)        --
                                                      -----     -------    -------
Income tax provision...............................   $ 100     $   100    $ 1,800
                                                      =====     =======    =======

    In 1997 and 1998, respectively, the Company utilized approximately
$4.6 million and $10.3 million of net operating loss carryforwards to offset taxable income.

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

7.  INCOME TAXES (CONTINUED)
    Significant components of the Company's deferred tax assets are as follows:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Deferred tax assets:
  Deferred revenue........................................  $ 1,221    $ 3,743
  Property and equipment..................................    2,395      4,104
  Accrued expenses........................................      438      1,169
  Research and development tax credit carryforwards.......    2,238         --
  Other...................................................      286        169
                                                            -------    -------
Total deferred tax assets.................................    6,578      9,185
Valuation allowance.......................................   (6,298)    (3,610)
                                                            -------    -------
                                                            $   280    $ 5,575
                                                            =======    =======

    At December 31, 1998 and 1999, the Company has provided a valuation allowance for the excess of the deferred tax asset over the benefit from future losses that could be carried back if, and when, they occur. The valuation allowance decreased by $2.7 million in 1999 due primarily to utilization of previously unbenefitted tax credit carryforwards. Due to anticipated operating losses in the future, the Company believes that it is more likely than not that it will not realize a portion of the net deferred tax assets in the future and has provided an appropriate valuation allowance.

    Income tax payments amounted to approximately $0.2 million in 1998 and $2.6 million in 1999.

8.  CORPORATE COLLABORATIONS

SANOFI-SYNTHELABO AGREEMENT

    In May 1997, the Company entered into a license agreement with Synthelabo S.A., who subsequently merged with Sanofi S.A. forming Sanofi-Synthelabo S.A. (Sanofi-Synthelabo), for the development and commercialization of the Company's abarelix products. Upon initiation, the Company received a one-time, non-refundable payment of $4.7 million. This initiation fee is being recognized into revenue through the end of 2001, which coincides with the estimated period in which the Company is obligated to participate on a continuing and substantial basis in the research and development activities outlined in the Sanofi-Synthelabo agreement. Should the estimated period through which the Company will be required to perform these activities change, then the Company will, on a prospective basis, adjust the remaining amortization period accordingly. Sanofi-Synthelabo received marketing rights in Europe, Latin America, the Middle East and various countries in Africa in exchange for the following additional consideration: (a) 30 million French Francs (approximately US $5 million) funding over three years to be applied toward future research and development costs; (b) funding of certain additional research and development expenses; (c) payments of up to $59.9 million upon achievement of specific milestones; and (d) payment of a transfer price that varies based on sales price and volume. The Company retained worldwide manufacturing rights. The Company recognized revenues of

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

8.  CORPORATE COLLABORATIONS (CONTINUED)
$10.7 million in 1997, $13.8 million in 1998 and $4.7 million in 1999 under the Sanofi-Synthelabo agreement.

ROCHE AGREEMENT

    In August 1997, the Company entered into an agreement with Roche
Products Inc. (Roche) in return for a nonrefundable $2.0 million option fee and reimbursement of certain development costs. The agreement provided Roche with the option to enter into a definitive collaboration agreement with the Company. In 1997, the Company recognized $4.4 million in revenues under the agreement.

    In June 1998, Roche exercised their option and entered into a definitive agreement with the Company for the development and commercialization of the Company's abarelix products. Roche received marketing rights in the United States, Canada and the Pacific Rim in exchange for: (a) a one-time, nonrefundable payment to the Company upon initiation; (b) funding of a portion of additional research and development expenses; (c) payments upon achievement of specific milestones; and (d) specified percentages of product sales, if any, representing product cost payment. The Company retained worldwide manufacturing rights. In November 1998, Roche and the Company entered into a termination agreement as allowed for under the definitive agreement. Pursuant to the termination agreement, Roche surrendered any rights with respect to the Company's abarelix products, and neither party has any further obligations to the other on account of, or arising from, the Roche definitive agreement. In 1998, the Company recognized $23.8 million of revenues under the definitive agreement and termination agreements with Roche.

AMGEN AGREEMENT

    Effective March 1999, the Company entered into a binding agreement in principle with Amgen Inc. (Amgen) for the development and commercialization of the Company's abarelix products. Under terms of the agreement, Amgen has agreed to assist in the development of abarelix for all indications and has received the right to commercialize abarelix in the United States, Canada, Japan and all other countries not covered by the Sanofi-Synthelabo Agreement.

    Under terms of the agreement, Amgen will pay the Company up to $25 million in signing and milestone payments. Of this $25.0 million, the Company received a $10.0 million, one-time, non-refundable payment upon initiation. This initiation fee is being recognized into revenue through the end of 2001, which coincides with the estimated period in which the Company is obligated to participate on a continuing and substantial basis in the research and development activities outlined in the Amgen agreement. On or before the end of 2001, the majority of the Company's efforts related to abarelix products will transfer to Amgen. Should the estimated period through which the Company will be required to perform these activities change, then the Company will, on a prospective basis, adjust the remaining amortization period accordingly. The remaining
$15.0 million is payable upon FDA approval of an NDA relating to abarelix. In addition to the signing and milestone payments, Amgen will pay the first
$175.0 million of all authorized costs and expenses associated with the development and commercialization of abarelix products, including the cost of materials, in the United States. The materials are consigned to Amgen until such time as they are used in the manufacture of the final

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

8.  CORPORATE COLLABORATIONS (CONTINUED)
product and/or title passes to Amgen. At that time, advance payments previously received are recognized as revenue.

    Following these expenditures, in general the Company will share with Amgen all subsequent United States research and development costs for abarelix products through the launch period and the Company will reimburse Amgen for a share of costs associated with establishing a sales and marketing infrastructure in the United States. In general, the Company will receive a transfer price and royalty based on a sharing of the resulting profits on sales of abarelix products in the United States. All program expenses in Amgen's licensed territory outside the United States will be borne by Amgen, and the Company will receive a royalty on net sales of abarelix products in those territories.

    Amgen will also provide us with a line of credit not to exceed
$150.0 million through 2002. Under the line of credit, subject to various conditions each year, we are permitted to draw down a maximum of $25.0 million in 2000, $75.0 million in 2001, and in 2002, the remaining balance of the line of credit available after all previous drawdowns. For each drawdown in 2002, we must demonstrate a cash flow need reasonably acceptable to Amgen and meet various other specified conditions, including conditions relating to the commercial sale of abarelix. Borrowings under the line will bear interest at market rates, will be secured by Company receivables relating to abarelix products and must be repaid by 2008.

    The agreement can be terminated by either party for material breach, or by Amgen by giving 90-days notice.

    In 1999, the Company recognized $56.8 million of revenues under the Amgen agreement, which includes $53.8 million of reimbursed costs and that portion of the signing payment recognized in 1999.

HUMAN GENOME SCIENCES AGREEMENT

    In February 2000, the Company entered into an agreement with Human Genome Sciences Inc. (HGS) for the discovery, development and commercialization of compounds targeted to two proprietary molecules identified by HGS. Under the terms of the agreement, the Company will apply its technology to these molecules and any clinical drug candidates will be jointly developed by the parties on an equal cost and profit sharing basis.

9.  CONTRACT SERVICES

    In August 1996, the Company entered into a service agreement with Boehringer Ingelheim International GmbH (Boehringer) for the screening of certain Boehringer compounds for $3.0 million of fees as well as reimbursement of certain research personnel, equipment and materials expenses in connection with the screening of those compounds. In August 1998, the Company completed its responsibility for screening Boehringer compounds. Boehringer would be responsible for all development, marketing and other costs with respect to any Boehringer compound screened by the Company and developed and commercialized by Boehringer or its licensee. The Company would be entitled to receive royalties on net sales of any product containing a Boehringer compound which the Company screened, if Boehringer or its licensee develops and commercializes the product.

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

10.  COMMITMENTS

INDIANA UNIVERSITY FOUNDATION (IUF) LICENSE AGREEMENT

    The Company has a license agreement with IUF with respect to rights to abarelix and certain related technology. In exchange for the license, the Company agreed to pay (a) fees of $0.3 million, (b) up to an additional
$4.3 million upon achievement of specific milestones and (c) a royalty percentage of net sales of licensed products, if any. The Company made fee payments of $50,000 in 1997 and $495,000 in 1998 under the IUF agreement; no such payments were made in 1999.

UCB SUPPLY AGREEMENT

    In March 1998, the Company entered into an agreement with UCB-Bioproducts S.A. (the UCB Agreement) for the development and supply of clinical and commercial volumes of pharmaceutical-grade peptide. As of December 31, 1999, the Company has purchased approximately $25.5 million of pharmaceutical-grade peptide related to its commitment to UCB. In 1998, the Company did not purchase any pharmaceutical-grade peptide under the UCB Agreement. As of December 31, 1999, the Company is committed to purchase an additional $30.5 million of pharmaceutical-grade peptide through January 2001.

SALSBURY SUPPLY AGREEMENT

    In July 1998, the Company entered into a seven-year agreement with Salsbury Chemicals, Inc. (Salsbury) for the development and supply of clinical and commercial depot formulation. Under the agreement, in 1998 and 1999, the Company contributed $1.7 million and $4.3 million, respectively, towards construction of the manufacturing facility which it has expensed as manufacturing start up costs. As of December 31, 1999, the Company is committed to purchase
$1.4 million of clinical depot formulation through December 2000. The Company has no obligations beyond this initial commitment, but anticipates making additional purchases in the future.

PHARMACEUTICAL APPLICATIONS ASSOCIATES AGREEMENT

    In April 1999, the Company entered into a license agreement with Pharmaceutical Applications Associates LLC (PAA) for the worldwide rights to develop and commercialize Latranal. The Company must pay PAA a royalty on the net sales, if any, of Latranal products. The agreement, which may be terminated by the Company at any time, expires in April 2009 or upon expiration of the last licensed patent, whichever occurs later.

11.  BUILDING AND RELATED MORTGAGE FINANCING

    On July 11, 2000, the Company purchased, for $41.3 million, through its wholly owned subsidiary 830 Winter Street LLC, a single purpose Delaware limited liability company, land and a building to be used as its principal headquarters and research facility. In connection with obtaining first mortgage financing to purchase this facility, the Company formed 830 Winter Street and assigned to 830 Winter Street all of its rights and obligations under the related Purchase and Sale Agreement (the "Purchase and Sale Agreement").

                      PRAECIS PHARMACEUTICALS INCORPORATED

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE

       NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

11.  BUILDING AND RELATED MORTGAGE FINANCING (CONTINUED)
    On July 11, 2000, 830 Winter Street executed an Acquisition and Construction Loan Agreement (the "Loan Agreement") providing for up to $33.0 million in first mortgage financing. Under the terms of the Loan Agreement, advances are available primarily to pay for the acquisition of, and improvements to, the Company's new facility.

    In connection with the purchase of the new facility, an initial advance of $24.0 million was made on July 11, 2000. Advances bear interest at a rate equal to the 30-day LIBOR plus 2.0% (8.62% at September 30, 2000). Interest is payable monthly in arrears. Principal is due and payable in full on July 30, 2003, subject to two, one-year extension options. The loan is secured by the new facility, together with all fixtures, equipment, improvements and other items related thereto, and by all rents, income or profits received by 830 Winter Street.

    The Company expects to occupy the new facility during the first quarter of 2001 and intends to sublet a portion of the facility at that time. In connection with the decision to relocate its operations to the new facility, the Company may incur approximately $4.0 million of incremental cash and non-cash operating costs during the approximate 12-month transition period.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,500,000 SHARES

                      PRAECIS PHARMACEUTICALS INCORPORATED

                                  COMMON STOCK

                                     [LOGO]

                                     ------

                              P R O S P E C T U S

                                               , 2001

                                   ---------

                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                               CIBC WORLD MARKETS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    We estimate that the expenses, other than underwriting discounts and commissions, that we will incur in connection with the issuance and distribution of the securities we are registering under this registration statement will be as follows:

SEC registration fee........................................  $ 39,880
NASD fee....................................................    16,452
Printing and engraving fees.................................   150,000
Legal fees and expenses.....................................   400,000
Accounting fees and expenses................................    75,000
Blue sky fees and expenses (including legal fees)...........     1,000
Transfer agent fees.........................................    10,000
Miscellaneous...............................................   107,668
                                                              --------
    Total...................................................  $800,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporate Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our amended and restated certificate of incorporation and our amended and restated by-laws provide that we will indemnify our directors and officers to the fullest extent authorized or permitted by law.

    Our amended and restated certificate of incorporation further provides that our directors will not be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted by law. Section 102 of the Delaware General Corporate Law provides that officers and directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

    - any breach of their duty of loyalty to the corporation or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

    - any transaction from which the director derived an improper personal benefit.

    This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    Our by-laws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in such capacity, regardless of whether our by-laws would otherwise permit indemnification for that liability. We have obtained directors' and officers' liability insurance which will indemnify our directors and officers against damages arising out of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as officers and directors.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    In the three years preceding the filing of this registration statement, we have issued the securities set forth below that we did not register under the Securities Act. We adjusted the common stock share amounts and the option and warrant exercise prices set forth below to give effect to the 2-for-1 stock split of the common stock effected March 8, 2000.

    (a) Issuance of Capital Stock

    In April 1998, we issued to 23 accredited investors 900,478 shares of our Series E convertible preferred stock, par value $.01 per share, for an aggregate purchase price of $37,820,076. Upon the closing of our initial public offering, the shares of Series E convertible preferred stock automatically converted into 6,753,582 shares of common stock.

    In May 2000, we issued 2,750 shares of common stock in a private placement to one accredited investor in exchange for certain consulting services.

    In August 2000, we issued 2,744 shares of common stock to one warrant holder upon the net issuance exercise of warrants to purchase 2,862 shares of common stock, based upon an exercise price of $1.35 per share and a fair market value of $32.81 per share.

    In October 2000, we issued 9,538 shares of common stock to one warrant holder upon the net issuance exercise of warrants to purchase 9,860 shares of common stock, based upon an exercise price of $1.35 per share and a fair market value of $41.35 per share.

    In November 2000, we issued 94,346 shares of common stock to one warrant holder upon the net issuance exercise of warrants to purchase 98,773 shares of common stock, based upon an exercise price of $1.35 per share and a fair market value of $30.12 per share.

    No underwriters were involved in the foregoing sales of securities. We made the sales of capital stock in reliance upon an exemption from registration under the Securities Act provided by Section 4(2) of the Securities Act, and its related rules and regulations, regarding sales by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

    (b) Grants and Exercises of Stock Options and Stock Awards

    From January 1, 1998 through April 27, 2000, the effective date of our Registration Statement on Form S-8, filed with the Securities and Exchange Commission to register shares of common stock issuable upon the exercise of options granted under our Second Amended and Restated 1995 Stock Plan and our Employee Stock Purchase Plan: (i) we had granted options to employees, directors and consultants under our Second Amended and Restated 1995 Stock Plan to purchase a total of 4,647,286 shares of common stock at a weighted average exercise price of $6.81 per share; and (ii) we had issued 1,971,718 shares of common stock upon the exercise of options for aggregate consideration of $987,585.86.

    In March 2000, we issued a stock award for 1,500 shares of common stock, with an estimated fair market value of $21,750 to one of our consultants for services rendered.

    The issuance of options and common stock awards, and the issuance of common stock upon the exercise of options, were exempt from registration under the Securities Act either pursuant to Rule 701 under the Securities Act, as a transaction pursuant to a compensatory benefit plan, or pursuant to
Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

EXHIBIT NO.             EXHIBIT
-----------             -------
              *1.1      Form of Underwriting Agreement

            ***3.1      Amended and Restated Certificate of Incorporation

            ***3.4      Amended and Restated By-Laws

             **4.1      Specimen certificate representing shares of common stock

              *4.2      Specimen certificate representing shares of common stock
                        (including Rights Agreement legend)

             **4.3      Warrant to purchase Common Stock dated as of May 13, 1997

          (+++)4.4      Rights Agreement between PRAECIS and American Stock Transfer and Trust Company, as Rights Agent

          (+++)4.5      Form of Certificate of Designations of Series A Junior
                        Participating Preferred Stock (attached as Exhibit A to the
                        Rights Agreement filed as Exhibit 4.4 hereto)

          (+++)4.6      Form of Right Certificate (attached as Exhibit B to the
                        Rights Agreement filed as Exhibit 4.3 hereto)

              *5.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

           (+)10.1      Second Amended and Restated 1995 Stock Plan

            **10.2      Executive Management Bonus Plan

          (++)10.3      Employee Stock Purchase Plan

            **10.4      Amended and Restated Stockholders Agreement dated as of
                        April 30, 1998 by and among PRAECIS and certain stockholders referred to therein, as amended by Amendment No. 1 dated as of May 14, 1998, Amendment No. 2 dated as of July 21, 1998 and Amendment No. 3 dated as of January 31, 2000

          (++)10.5      Amendment No. 4 dated as of September 1, 2000 to Amended and
                        Restated Stockholders Agreement dated as of April 30, 1998 by and among PRAECIS and certain stockholders referred to
                        therein, as amended

            **10.6      Stock and Warrant Purchase Agreement dated as of May 13,
                        1997 by and between Sylamerica, Inc. and PRAECIS

           **+10.7      License Agreement dated as of May 13, 1997 by and between
                        PRAECIS and Synthelabo, as amended by letters dated July 31,
                        1997, October 1, 1998 and June 17, 1999

           **+10.8 Amended and Restated Binding Agreement in Principle effective as of March 8, 1999 by and between PRAECIS and Amgen Inc.

          (++)10.9      Amendment No. 1 to Amended and Restated Binding Agreement in
                        Principle effective as of March 8, 1999 by and between
                        PRAECIS and Amgen Inc.

           **+10.10     Collaboration Agreement dated as of January 31, 2000 by and between Human Genome Sciences, Inc. and PRAECIS

           **+10.11     Collaboration and License Agreement dated as of August 1,
                        1996 by and between PRAECIS and Boehringer Ingelheim
                        International GmbH

           **+10.12 License Agreement effective as of October 17, 1996 by and between PRAECIS and Indiana University Foundation, as amended as of June 3, 1998

EXHIBIT NO.             EXHIBIT
-----------             -------
             +10.13     License Agreement dated as of April 15, 1999 between
                        Pharmaceutical Applications Associates LLC, C. Donald
                        Williams, M.D.C.G.P., Robert Murdock, R.Ph. and PRAECIS

              10.14     Amendment No. 1 dated as of August 25, 2000 to License
                        Agreement dated as of April 15, 1999 between Pharmaceutical
                        Applications Associates LLC, C. Donald Williams, M.D.,
                        C.G.P., Robert Murdock, R.Ph. and PRAECIS

           **+10.15 Supply Agreement dated as of July 23, 1998 by and between PRAECIS and Salsbury Chemicals, Inc.

            **10.16     License Agreement dated December 23, 1993 between
                        Massachusetts Institute of Technology and PRAECIS

            **10.17     Lease dated as of April 28, 1994 by and between PRAECIS and
                        The Charles Stark Draper Laboratory, Inc.

            **10.18     Lease dated as of August 19, 1998 by and between PRAECIS and
                        BDG Piscataway, LLC

           (+)10.19 Letter Amendment, effective as of March 1, 2000, to Lease dated as of August 19, 1998 by and between PRAECIS and BDG
                        Piscataway, LLC

            **10.20     Contract of Sale dated as of January 14, 2000 by and between
                        Best Property Fund, L.P. and PRAECIS, as amended as of
                        February 7, 2000

           (+)10.21     Acquisition and Construction Loan Agreement dated as of July
                        11, 2000 between 830 Winter Street LLC and Anglo Irish Bank
                        Corporation plc and related Loan and Security Agreements

           (+)10.22     Guaranty of Costs and Completion dated as of July 11, 2000

           (+)10.23     Guaranty of Non-Recourse Exceptions dated as of July 11,
                        2000

           (+)10.24     Environmental Compliance and Indemnity Agreement dated as of
                        July 11, 2000 executed by 830 Winter Street LLC and PRAECIS

           (+)10.25     Lease Agreement dated as of July 11, 2000 between 830 Winter
                        Street LLC, as landlord, and PRAECIS, as tenant

             *23.1      Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                        (included in Exhibit 5.1)

              23.2      Consent of Ernst & Young LLP

             *23.3      Consent of Lahive & Cockfield, LLP

------------------------

*     To be filed by Amendment.
** Incorporated by reference to Registration Statement on Form S-1 (Registration No. 333-96351) initially filed with the Securities and Exchange Commission on February 8, 2000 and declared effective on April 26, 2000.
*** Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed with the Securities and Exchange Commission on June 7, 2000.
(+) Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the Securities and Exchange Commission on August 14, 2000.
(++) Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission on November 13, 2000.
(+++) Incorporated by reference to Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 26, 2001.
+ Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

    (b) Financial Statement Schedules

    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in the denominations and registered in the names as required by the underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The registrant hereby undertakes:

        (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act is deemed to be part of this registration statement as of the time it was declared effective.

        (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus is deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized, in Cambridge, Massachusetts on January 26, 2001.

                                                       PRAECIS PHARMACEUTICALS INCORPORATED

                                                       By:           /s/ KEVIN F. MCLAUGHLIN
                                                            -----------------------------------------
                                                                       Kevin F. McLaughlin
                                                               CHIEF FINANCIAL OFFICER, SENIOR VICE
                                                                PRESIDENT, SECRETARY AND TREASURER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Malcolm L. Gefter and Kevin F. McLaughlin and each of them, as such person's true and lawful attorney-in-fact and agent with full power of substitution and revocation for such person and in such person's name, place and stead, in any and all capacities, to execute any and all amendments (including any post-effective amendment) to this Registration Statement (and to execute any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act and any and all amendments thereto), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 26, 2001.

                      SIGNATURE                                            TITLE
                      ---------                                            -----
                /s/ MALCOLM L. GEFTER
     -------------------------------------------       Chairman of the Board, Chief Executive Officer
              Malcolm L. Gefter, Ph.D.                   and President (PRINCIPAL EXECUTIVE OFFICER)

               /s/ KEVIN F. MCLAUGHLIN                 Chief Financial Officer, Senior Vice
     -------------------------------------------         President, Secretary and Treasurer
                 Kevin F. McLaughlin                     (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)

              /s/ G. LEONARD BAKER, JR.
     -------------------------------------------       Director
                G. Leonard Baker, Jr.

                /s/ HENRY F. MCCANCE
     -------------------------------------------       Director
                  Henry F. McCance

                /s/ DAVID B. SHARROCK
     -------------------------------------------       Director
                  David B. Sharrock

                /s/ ALBERT L. ZESIGER
     -------------------------------------------       Director
                  Albert L. Zesiger

                                 EXHIBIT INDEX

EXHIBIT NO.             EXHIBIT
-----------             -------
              *1.1      Form of Underwriting Agreement

            ***3.1      Amended and Restated Certificate of Incorporation

            ***3.4      Amended and Restated By-Laws

             **4.1      Specimen certificate representing shares of common stock

              *4.2      Specimen certificate representing shares of common stock
                        (including Rights Agreement legend)

             **4.3      Warrant to purchase Common Stock dated as of May 13, 1997

          (+++)4.4      Rights Agreement between PRAECIS and American Stock Transfer and Trust Company, as Rights Agent

          (+++)4.5      Form of Certificate of Designations of Series A Junior
                        Participating Preferred Stock (attached as Exhibit A to the
                        Rights Agreement filed as Exhibit 4.4 hereto)

          (+++)4.6      Form of Right Certificate (attached as Exhibit B to the
                        Rights Agreement filed as Exhibit 4.3 hereto)

              *5.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

           (+)10.1      Second Amended and Restated 1995 Stock Plan

            **10.2      Executive Management Bonus Plan

          (++)10.3      Employee Stock Purchase Plan

            **10.4      Amended and Restated Stockholders Agreement dated as of
                        April 30, 1998 by and among PRAECIS and certain stockholders referred to therein, as amended by Amendment No. 1 dated as of May 14, 1998, Amendment No. 2 dated as of July 21, 1998 and Amendment No. 3 dated as of January 31, 2000

          (++)10.5      Amendment No. 4 dated as of September 1, 2000 to Amended and
                        Restated Stockholders Agreement dated as of April 30, 1998 by and among PRAECIS and certain stockholders referred to
                        therein, as amended

            **10.6      Stock and Warrant Purchase Agreement dated as of May 13,
                        1997 by and between Sylamerica, Inc. and PRAECIS

           **+10.7      License Agreement dated as of May 13, 1997 by and between
                        PRAECIS and Synthelabo, as amended by letters dated July 31,
                        1997, October 1, 1998 and June 17, 1999

           **+10.8 Amended and Restated Binding Agreement in Principle effective as of March 8, 1999 by and between PRAECIS and Amgen Inc.

          (++)10.9      Amendment No. 1 to Amended and Restated Binding Agreement in
                        Principle effective as of March 8, 1999 by and between
                        PRAECIS and Amgen Inc.

           **+10.10     Collaboration Agreement dated as of January 31, 2000 by and between Human Genome Sciences, Inc. and PRAECIS

           **+10.11     Collaboration and License Agreement dated as of August 1,
                        1996 by and between PRAECIS and Boehringer Ingelheim
                        International GmbH

           **+10.12 License Agreement effective as of October 17, 1996 by and between PRAECIS and Indiana University Foundation, as amended as of June 3, 1998

             +10.13     License Agreement dated as of April 15, 1999 between
                        Pharmaceutical Applications Associates LLC, C. Donald
                        Williams, M.D.C.G.P., Robert Murdock, R.Ph. and PRAECIS

EXHIBIT NO.             EXHIBIT
-----------             -------
              10.14     Amendment No. 1 dated as of August 25, 2000 to License
                        Agreement dated as of April 15, 1999 between Pharmaceutical
                        Applications Associates LLC, C. Donald Williams, M.D.,
                        C.G.P., Robert Murdock, R.Ph. and PRAECIS

           **+10.15 Supply Agreement dated as of July 23, 1998 by and between PRAECIS and Salsbury Chemicals, Inc.

            **10.16     License Agreement dated December 23, 1993 between
                        Massachusetts Institute of Technology and PRAECIS

            **10.17     Lease dated as of April 28, 1994 by and between PRAECIS and
                        The Charles Stark Draper Laboratory, Inc.

            **10.18     Lease dated as of August 19, 1998 by and between PRAECIS and
                        BDG Piscataway, LLC

           (+)10.19 Letter Amendment, effective as of March 1, 2000, to Lease dated as of August 19, 1998 by and between PRAECIS and BDG
                        Piscataway, LLC

            **10.20     Contract of Sale dated as of January 14, 2000 by and between
                        Best Property Fund, L.P. and PRAECIS, as amended as of
                        February 7, 2000

           (+)10.21     Acquisition and Construction Loan Agreement dated as of July
                        11, 2000 between 830 Winter Street LLC and Anglo Irish Bank
                        Corporation plc and related Loan and Security Agreements

           (+)10.22     Guaranty of Costs and Completion dated as of July 11, 2000

           (+)10.23     Guaranty of Non-Recourse Exceptions dated as of July 11,
                        2000

           (+)10.24     Environmental Compliance and Indemnity Agreement dated as of
                        July 11, 2000 executed by 830 Winter Street LLC and PRAECIS

           (+)10.25     Lease Agreement dated as of July 11, 2000 between 830 Winter
                        Street LLC, as landlord, and PRAECIS, as tenant

             *23.1      Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                        (included in Exhibit 5.1)

              23.2      Consent of Ernst & Young LLP

             *23.3      Consent of Lahive & Cockfield, LLP

------------------------

*     To be filed by Amendment.
** Incorporated by reference to Registration Statement on Form S-1 (Registration No. 333-96351) initially filed with the Securities and Exchange Commission on February 8, 2000 and declared effective on April 26, 2000.
*** Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed with the Securities and Exchange Commission on June 7, 2000.
(+) Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the Securities and Exchange Commission on August 14, 2000.
(++) Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission on November 13, 2000.
(+++) Incorporated by reference to Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 26, 2001.
+ Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.